   As filed with the Securities and Exchange Commission on January  15, 2002
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                          Mutual Risk Management Ltd.
            (Exact name of registrant as specified in its charter)


                                 Bermuda                                                   N/A

              (State or other jurisdiction of incorporation)               (I.R.S. Employer Identification No.)

                                                                                    John Kessock, Jr.
                                                                                  c/o Commonwealth Risk
                                                                                     Services, L.P.

                            44 Church Street                                   One Logan Square, Suite 1500
                         Hamilton HM 12 Bermuda                                  Philadelphia, PA 19103
                             (441) 295-5688                                          (215) 963-1600
                                                                                (Name, address, including
                                                                                 zip code, and telephone
(Address, including zip code, and telephone number, includingarea code, of        number,including area
                         Registrant's principal                                    code, of agent for
                           executive offices)                                           service)

                               -----------------

                                  Copies to:

                                         Richard Warren Shepro,
                 Richard E. O'Brien,      Esq.Laura D. Richman,
              Esq.Mutual Group Ltd.One     Esq.Mayer, Brown &
                 Logan Square, Suite     Platt190 South LaSalle
                1500Philadelphia, PA     StreetChicago, Illinois
                 19103(215) 963-1938    60603-3441(312) 782-0600

                               -----------------

   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                    Proposed maximum
                                                   aggregate offering    Amount of
Title of each class of securities to be registered      price(1)      registration fee
--------------------------------------------------------------------------------------
                  Common Shares...................    $200,000,000        $47,800

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee, which is calculated in accordance with Rule 457(o) of the rules and regulations under the Securities Act of 1933.

                               -----------------

   We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2002.
PRELIMINARY PROSPECTUS

                          Mutual Risk Management Ltd.

                                 COMMON SHARES

                               -----------------

   Mutual Risk Management Ltd. may sell from time to time in one or more offerings up to a total dollar amount of $200,000,000 of common shares.

   Each time we sell common shares we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. We will not use this prospectus to confirm sales of any common shares unless it is attached to a prospectus supplement.

   We may offer the common shares through underwriters, broker dealers or agents or directly to institutional investors. The supplements to this prospectus will provide the specific terms of the plan of distribution.

   The shares offered by this prospectus involve a high degree of risk. See ''Risk Factors'' beginning on page 8 for a discussion of factors that you should consider before buying the common shares.

   The common shares of Mutual Risk Management Ltd. are listed on the New York Stock Exchange under the ticker symbol "MM." The closing price of the common shares, as reported on the New York Stock Exchange Composite Tape on January 14, 2002, was $6.23 per share.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



                   The date of this prospectus is   , 2002.

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
                   SUMMARY.............................   2
                   RISK FACTORS........................   8
                   FORWARD-LOOKING STATEMENTS..........  16
                   USE OF PROCEEDS.....................  17
                   DIVIDEND POLICY.....................  17
                   PRICE RANGE OF OUR COMMON SHARES....  17
                   SELECTED FINANCIAL DATA.............  18
                   MANAGEMENT'S DISCUSSION AND ANALYSIS  20
                   BUSINESS............................  33
                   MANAGEMENT..........................  41
                   PRINCIPAL SHAREHOLDERS..............  43
                   DESCRIPTION OF CAPITAL STOCK........  46
                   TAX MATTERS.........................  54
                   PLAN OF DISTRIBUTION................  59
                   EXPERTS.............................  60
                   LEGAL MATTERS.......................  60
                   ENFORCEMENT OF CIVIL LIABILITIES....  61
                   WHERE YOU CAN FIND MORE INFORMATION.  61
                   INDEX TO FINANCIAL STATEMENTS....... F-1

   You should rely only on the information contained or incorporated by reference in this prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

   Unless the context otherwise requires, references in this prospectus to the "Company," "Mutual Risk" or "MRM" shall mean Mutual Risk Management Ltd. and its subsidiaries, collectively. "We" or "our" shall refer to the Company. References to the "common shares" shall mean the Company's common shares, par value $.01 per share. References to "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

   CERTAIN PERSONS PARTICIPATING IN THE OFFERING MADE HEREBY MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON SHARES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING MADE HEREBY.

                                    SUMMARY

Overview

   Mutual Risk Management Ltd., incorporated in 1977 and headquartered in Bermuda, provides insurance and financial services and is a leading worldwide provider of alternative market services to buyers of commercial insurance. The alternative market is an alternative to traditional commercial insurance that allows companies to self-insure a significant amount of their loss exposure, transferring only the unpredictable excess risk to insurers. Services we provide include designing and implementing risk financing programs, issuing insurance policies, managing a client's captive insurance company or providing access to one of our "rent-a-captive" entities, arranging reinsurance coverage and providing or coordinating the purchase of loss prevention and claims administration services. We may issue policies on behalf of clients through one of our wholly-owned U.S.-domiciled insurance companies, which we refer to as the Legion Companies. We are also a leading provider of services to offshore mutual funds and other companies.

   Historically, the majority of our business did not involve the assumption of significant underwriting risk, and a substantial amount of our revenues was derived from fee-based income. However, we changed our strategic direction in one of our four primary business lines during 2001 and are transitioning that line to a business segment that will focus on underwriting specialty commercial insurance. Although revenue from premiums earned is expected to increase as a result of this new strategy, we believe that fee-based business will continue to generate a significant portion of our revenues. For the nine months ended September 30, 2001, fee income totaled $99.1 million or 28% of total revenues.

   Our business now consists of four distinct business segments. Three of these segments generate revenues through fee income. The fourth segment, Specialty Insurance, generates revenues from premiums and, to a lesser extent, from fee income. Our business segments are as follows:

Corporate Risk Management. We are a leading provider of services for the alternative market through our Corporate Risk Management segment. Corporate Risk Management, our original business line from our formation in 1977, involves providing services to businesses and associations seeking to insure a portion of their risk in an alternative market structure. The benefits of alternative market techniques may include lower and more stable costs, greater control over the client's risk management program and an increased emphasis by the client on loss prevention and loss control. We earn our fees by designing and implementing risk financing and loss control programs for medium and large sized companies that seek to self-insure a portion of their insurable risk and by providing consulting, accounting, administrative, investment management and regulatory services. Typically, one of our insurance companies issues an insurance policy to the customer, and we then reinsure the portion of the risk that the client wishes to self-insure to either the client's captive insurance company or a "rent-a-captive" company in which the underwriting results are for the client's account. The excess risk is reinsured to a third-party reinsurer. Our use of reinsurance means that we do not retain significant underwriting risk in these programs. This segment accounted for 41.7% of fee income for the nine months ended September 30, 2001.

Financial Services. We established our Financial Services segment in 1996 with the acquisition of The Hemisphere Group Limited. The Financial Services segment provides administrative services to almost 400 offshore mutual funds and other companies and trusts. We also offer a proprietary family of mutual funds as well as asset accumulation life insurance products for the high net worth market. This segment accounted for 38.2% of fee income for the nine months ended September 30, 2001.

Specialty Brokerage. Our Specialty Brokerage segment specializes in placing reinsurance for captive insurance companies and placing coverage with excess liability and corporate officers' and directors' liability carriers. We also use our Specialty Brokerage segment to place reinsurance in connection with our Corporate Risk Management and Specialty Insurance businesses. This segment accounted for 14.2% of fee income for the nine months ended September 30, 2001.

Specialty Insurance. Our Specialty Insurance segment replaces our former Program Business segment, in which we insured specialty books of commercial insurance but ceded the majority of the risk to third-party reinsurers, in essence acting as a conduit between producers of the business and reinsurers wanting to write the business. In response to problems we encountered in our Program Business model and changes in market conditions and the pricing environment, we have begun to increase the risk we retain, focusing on those programs that have historically shown significant profitability while running off the less profitable programs. We now seek to earn income from assuming underwriting risk as well as from generating fees for services provided. This segment accounted for 5.9% of fee income for the nine months ended September 30, 2001.

   For the year ended December 31, 2000 and the nine months ended September 30, 2001, our total revenues were $390.2 million, as adjusted to reflect the new accounting presentation discussed in more detail later in this prospectus, and $354.0 million, respectively. Of our total revenues during these periods, 25.6%, as adjusted to reflect the new accounting presentation, and 28.0%, respectively, were derived from fee income. As of September 30, 2001, we had shareholders' equity of $374.7 million and total assets of $5,512.5 million, $648.3 million of which was in our investment portfolio.

Industry Opportunities

   During the 1990s and into 2000, the insurance industry was characterized by excess capacity and highly competitive market conditions, which resulted in declining premium rates and, in many cases, less favorable policy terms for insurers. As a result, the industry began to suffer from reduced profitability, followed by a contraction of capacity as insurers exited the marketplace. During the second half of 2000 and continuing through 2001, insurers and reinsurers began realizing significant premium rate increases, reversing the trend of reduced profitability in the industry. In addition, the September 11, 2001 events have added to the severe reduction of capacity in the insurance and reinsurance markets. We believe that this capacity reduction will cause a further hardening of the market, enabling insurers and reinsurers to continue to realize significant premium rate increases and more favorable policy terms, at least for the immediate future.

   We believe we are well poised to take advantage of these market conditions in both of our largest business segments, Corporate Risk Management and Specialty Insurance. We expect our Corporate Risk Management segment to benefit from rising premium rates as smaller and medium sized commercial insureds seek to lower their costs and retain underwriting profits for themselves through self-insurance. We have already begun to see this increased activity, generating 25 new Corporate Risk Management clients in the fourth quarter of 2001, as compared to 16 in the fourth quarter of 2000, and generating 74 new Corporate Risk Management clients in the year ended December 31, 2001, as compared to 30 in the year ended December 31, 2000. We also expect that our move to retain a greater portion of premium written will position our Specialty Insurance segment to benefit from increases in premium rates for commercial lines.

Our Strategy

   Our goal is to continue to be a leading provider of services in the alternative market while diversifying our sources of revenue through fee-based financial services and selective specialty underwriting. We intend to achieve this goal by pursuing the following strategic objectives:

   . Continue to grow our Corporate Risk Management business through expanded marketing efforts. We intend to expand and diversify our Corporate Risk Management business by developing relationships with new clients, expanding relationships with existing clients and extending our geographic reach.

   . Increase profits through insurance premiums by focusing on underwriting profitable specialty commercial insurance. We maintain disciplined underwriting in our Specialty Insurance business in order to balance growth opportunities with profitability objectives for the level of risk underwritten. When the market rates, terms and conditions for risks do not provide the opportunity to achieve an acceptable rate of return, we attempt to reduce or eliminate our exposure to these risks by declining or electing not to renew that business. In the current hardening market, we expect to increase rates and continue to apply strict underwriting criteria to enhance our underwriting profitability.

   . Capitalize on management's expertise, expanding our fee-based business through internal growth and acquisitions. Our senior management has an average of 20 years of experience in the insurance industry and has developed strong relationships. We seek to capitalize on these relationships to expand our businesses through organic growth. We also seek to acquire insurance companies, service companies and blocks of business that complement our core product lines and expand our geographic reach.

   . Continue to grow our Financial Services business. We intend to continue to expand our Financial Services business to become a significant source of fee-based revenue by focusing on increasing our client base, increasing the range of services provided to clients and completing selected acquisitions.

9 3/8% Convertible Exchangeable Debentures And Warrants Transaction

   On May 17, 2001, in order to raise capital and retire our 33-month floating rate trust preferred securities, known as RHINOS, we issued $142,500,000 aggregate principal amount of 9 3/8% Convertible Exchangeable Debentures due 2006, which we sometimes refer to as the 9 3/8% debentures. These 9 3/8% debentures are convertible into our common shares at an initial conversion price of $7.00 per share. In connection with that transaction, the following large holders of the 9 3/8% debentures received either the right to designate individuals for nomination to our board of directors or a board observation right:

                                         Amount of 9 3/8%
            Name of Holder             Debentures Purchased
            --------------             --------------------
XL Insurance Ltd......................     $52,500,000
First Union Merchant Banking 2001, LLC     $30,400,000
High Ridge Capital Partners II, L.P...     $17,100,000
Century Capital Partners II, L.P......     $10,000,000

   As a unit with the 9 3/8% debentures, we issued voting preferred shares that enable the holders to vote as if they had converted their 9 3/8% debentures into common shares. In addition, we issued warrants to purchase up to 2,151,943 of our common shares with an initial exercise price of $7.00 per share. Through this transaction, the purchasers of the 9 3/8% debentures and warrants have obtained voting power, assuming the exercise of the warrants, of approximately 35% of our total voting power before taking into account any common shares offered pursuant to this prospectus.

The Restructuring

   In September 2001, we completed the restructuring of our operating units into two separate holding company structures, each of which is wholly owned by us. One holding company, Mutual Risk Management (Holdings) Ltd., owns our insurance operations and general agency entities in the United States and operates our Specialty Insurance segment in the United States. The other holding company, MRM Services Ltd., which is a recently incorporated Bermuda company, owns all of our fee generating businesses that currently comprise our Corporate Risk Management, Specialty Brokerage and Financial Services business segments and all of our insurance operations outside of the United States. MRM Services Ltd. also owns our IPC, or "rent-a-captive," companies that are principally dedicated to our Corporate Risk Management business segment. The holders of our 9 3/8% debentures have the right to acquire, at their option, in lieu of our common shares, common shares of MRM Services Ltd. representing an approximately 42.4% ownership interest.

   Our principal executive offices are located at 44 Church Street, Hamilton HM 12 Bermuda, and our telephone number is (441) 295-5688.

                            SUMMARY FINANCIAL DATA

   The following table presents summary consolidated financial data of MRM in accordance with United States generally accepted accounting principles, referred to in this prospectus as GAAP. The GAAP summary consolidated financial data of MRM as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 are derived from the consolidated financial statements of MRM and the notes to the consolidated financial statements, which were audited by Ernst & Young. The summary consolidated financial data for the nine months ended September 30, 2001 and 2000 was derived from MRM's unaudited consolidated financial statements and the notes included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine months ended September 30, 2001 are not necessarily indicative of operating results to be expected for the entire fiscal year. You should read the following financial data in conjunction with "Management's Discussion and Analysis" and MRM's audited and unaudited consolidated financial statements and the accompanying notes, which are included at the end of this prospectus and which qualify the summary financial data in their entirety.

   The income statement presentation in the tables below reflects the Company's new business model, in which the Company is taking on more underwriting risk and shifting its focus from its Program Business segment to its Specialty Insurance business segment, and the presentation for all periods prior to the nine months ended September 30, 2001 has been amended so that all periods are presented in the tables below on a consistent basis. The change in presentation affects some individual revenue and expense line items but does not change our net income. Specifically, under the new presentation, the excess of ceding commissions received from reinsurers over the related acquisition costs on ceded premium reduces acquisition costs; formerly, these excess commissions were recorded as fee income for our Program Business segment and did not reduce acquisition costs. In addition, under the new presentation, underwriting expenses in our Specialty Insurance business are included as a component of acquisition costs, whereas they were formerly recorded as Program Business operating expenses. Thus, fee income and operating expenses are both lower under our new presentation and acquisition costs may be lower or higher (depending on the relative amounts of the excess ceding commissions and underwriting expenses, which respectively decrease and increase acquisition costs). We believe that this change is more consistent with insurance company financial reporting and with our move to retain more underwriting risk. As a result of the change in presentation, our results for the nine months ended September 30, 2001 and the nine months ended September 30, 2000 as presented in the tables below are not entirely comparable with our results for the years ended December 31, 2000, 1999 and 1998 as presented in the audited financial statements for those years included at the end of this prospectus, in our annual report on Form 10-K and as discussed in "Management's Discussion and Analysis--For the Years Ended December 31, 2000, 1999 and 1998" and the presentation for all periods in the tables below is not entirely comparable with the presentation in our audited financial statements for those years.

                                     Nine Months
                                 Ended September 30,             Years Ended December 31,
                                 ------------------  ------------------------------------------------
                                   2001    2000(1)   2000(1)   1999(1)   1998(1)   1997(1)   1996(1)
                                 --------  --------  --------  --------  --------  --------  --------
                                     (unaudited)
                                                 (in thousands, except per share data)
Income Statement Data:
Revenues:
   Fee income................... $ 99,086  $ 72,030  $ 99,859  $ 88,799  $ 79,782  $ 68,591  $ 70,050
   Premiums earned..............  238,608   191,931   254,505   181,798   101,913    84,200    56,413
   Net investment income........   21,054    30,293    39,332    33,616    29,590    26,592    22,654
   Realized capital (losses)....   (5,708)   (2,168)   (4,735)   (5,199)   (1,003)   (1,608)   (2,002)
   Other income (loss)..........      979       641     1,202      (300)      143        56       119
                                 --------  --------  --------  --------  --------  --------  --------
       Total revenues...........  354,019   292,727   390,163   298,714   210,425   177,831   147,234
Expenses:
   Losses and loss expenses
     incurred...................  183,732   132,696   227,155   147,705    78,258    49,857    32,435
   Acquisition costs............   72,324    48,954    84,377    28,869    (3,564)   10,798    12,498
   Operating expenses...........   72,150    53,956    73,648    62,325    53,823    49,146    48,771
   Interest expense.............   15,944    14,637    19,192     6,807     6,819     6,752     6,444
   Other expenses...............    2,718     3,177     4,188     2,701     2,119     1,169       621
                                 --------  --------  --------  --------  --------  --------  --------
       Total expenses...........  346,868   253,420   408,560   248,407   137,455   117,722   100,769
Income (loss) before income
  taxes, minority interest and
  extraordinary loss............    7,151    39,307   (18,397)   50,307    72,970    60,109    46,465
Income taxes....................   (8,562)    3,418   (19,133)     (365)    8,536    10,632     8,142
                                 --------  --------  --------  --------  --------  --------  --------
Income before minority interest
  and extraordinary loss........   15,713    35,889       736    50,672    64,434    49,477    38,323
Minority interest...............   (1,258)      565       509       (52)       93        --      (256)
                                 --------  --------  --------  --------  --------  --------  --------
Income before extraordinary loss   14,455    36,454     1,245    50,620    64,527    49,477    38,067
Extraordinary loss on
  extinguishment of debt, net of
  tax...........................      949     4,327     6,827       182        --        --        --
                                 --------  --------  --------  --------  --------  --------  --------
Net income (loss)............... $ 13,506  $ 32,127  $ (5,582) $ 50,438  $ 64,527  $ 49,477  $ 38,067
Earnings (loss) per share (2)...
   Basic........................ $   0.32  $   0.78  $  (0.14) $   1.18  $   1.56  $   1.25  $   0.99
   Fully diluted................ $   0.32  $   0.77  $  (0.14) $   1.14  $   1.42  $   1.15  $   0.93
Weighted average number of
  shares outstanding (2)
   Basic........................   41,669    41,189    41,245    42,797    41,275    39,379    38,369
   Fully diluted................   41,975    41,559    41,245    49,607    50,233    48,785    47,281

                        As of September 30,                       As of December 31,
                       --------------------- -----------------------------------------------------------
                          2001       2000       2000         1999        1998        1997        1996
                       ---------- ---------- ----------   ----------  ----------  ----------  ----------
                            (unaudited)
                                     (in thousands, except per share data and percentages)
Balance Sheet and
  Other Data:
Cash and investments.. $  648,321 $  558,036 $  573,089   $  607,307  $  578,047  $  477,849  $  457,012
Total assets..........  5,512,469  4,402,245  4,859,649    4,033,174   3,074,257   2,206,050   1,690,428
Reserve for losses and
  loss expenses.......  2,831,715  2,046,736  2,529,183    1,860,120   1,190,426     716,461     419,737
Total debt (3)........    355,175    237,456    237,268      231,947     129,023     130,890     124,710
Shareholders' equity..    374,671    383,030    351,533      358,144     343,166     263,575     211,343
Book value per share.. $     8.97 $     9.29 $     8.45   $     8.69  $     8.13  $     6.51  $     5.61
Return on equity (4)..         NM         NM      (1.57)%      14.38%      21.27%      20.79%      19.92%

(1) The Company has amended the income statement presentation and reclassified the comparative periods to reflect the transition from its former Program Business model to a specialty insurance operation.
(2) See Table I in "Management's Discussion and Analysis--For the Nine Months Ended September 30, 2001 and 2000'' and Note 13 to the audited consolidated financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.
(3) See Notes 6 and 7 to the audited consolidated financial statements.
(4) The return on equity for the nine months ended September 30, 2001 has not been provided because the Company currently expects to report an after-tax net loss for the three months ended December 31, 2001. Similarly, the return on equity for the nine months ended September 30, 2000 also has not been provided because of the net loss for the three months ended December 31, 2000; as shown in the table, the return on equity for the year ended December 31, 2000 was (1.57%).

                                 RISK FACTORS

   You should carefully consider the following risk factors regarding us and our common shares in addition to the other information provided in this prospectus before you purchase any securities. Although we have tried to set forth a comprehensive list of all risks and uncertainties we face, there may be additional risks and uncertainties that are not listed below.

Our reinsurers may not satisfy their obligations to us.

   Our business model relies to a large extent on reinsurance to reduce our underwriting risk. As of September 30, 2001, our reinsurance recoverable balance was $2.6 billion. We are subject to credit risk with respect to our reinsurers because the transfer of risk to a reinsurer does not relieve us of our liability to the insured. In addition, reinsurers may be unwilling to pay us even though they are able to do so. We are currently engaged in disputes with a number of reinsurers that have failed to honor their commitments to us under their reinsurance arrangements. We established a reserve for these disputes in accordance with GAAP in the fourth quarter of 2000, but our losses from these disputes may exceed our reserve. Unfavorable arbitration decisions or the failure of one or more of our reinsurers to honor their obligations to us or make timely payments to us would impact our cash flow and reduce our net income and could cause us to incur a significant loss. Our failure to collect amounts due to us from reinsurers could also cause us to breach covenants under our bank loan facility and 9 3/8% debentures and cause rating agencies to reduce our ratings.

The tragic events of September 11, 2001 may prevent or delay some reinsurers from satisfying their obligations to us.

   The tragic events of September 11, 2001 have resulted in the largest insured loss in history. Much of this loss will be borne by reinsurers. The tremendous burden placed on reinsurers could impair or delay their ability to pay their reinsurance obligations to us. The failure of one or more of our reinsurers to honor their obligations to us or make timely payments to us would adversely impact our cash flow and reduce our net income and could cause us to incur a significant loss. It could also cause us to breach our covenants under our bank loan facility and 9 3/8% debentures and cause rating agencies to reduce our ratings.

If rating agencies downgrade their ratings of our insurance company subsidiaries, our future prospects for growth and profitability would be significantly and adversely affected.

   Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance company subsidiaries all currently have financial strength ratings of "A- (Excellent)" from A.M. Best Company and "A- (Strong)" from Standard & Poor's Ratings Services. However, in December 2001, A.M. Best and Standard & Poor's placed the financial strength ratings of the Legion Companies under review with negative implications. A.M. Best and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. These ratings are not evaluations directed to investors and are not recommendations to buy, sell or hold our securities. A downgrade of these ratings would adversely affect our ability to market our insurance products and would have a significant and adverse effect on our future prospects for growth and profitability. The loss of the Legion Companies' "A- (Excellent)" financial strength rating from A.M. Best would cause us to breach our covenants under our bank loan facility and 9 3/8% debentures.

The covenants in our debt agreements limit our financial and operational flexibility, which could have an adverse effect on our financial condition.

   We previously have incurred indebtedness and may incur additional indebtedness in the future. At December 31, 2001, we had $180.0 million of bank loans outstanding. In addition, we also have $156.9 million of outstanding debentures, which includes $142.5 million of outstanding 9 3/8% debentures.

   The agreements covering our indebtedness contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, including any dividend payment greater than $0.07 per share per quarter, sell assets, merge or consolidate. These agreements also require us to maintain specified financial ratios. Waivers of some covenants applicable under the agreements governing the 9 3/8% debentures would require the consent of XL and waivers under the agreements governing our bank loans would require the consent of the percentage of the banks as required by those agreements. As of September 30, 2001, we were not in compliance with a covenant regarding required minimum statutory combined ratio under our bank debt and our 9 3/8% debentures. We obtained waivers with respect to this third quarter default from the bank lenders and the holders of those 9 3/8% debentures. We anticipate that we will not be in compliance with this same covenant as of December 31, 2001. We have obtained waivers from the bank lenders and the holders of the 9 3/8% debentures with respect to this default as of December 31, 2001. In connection with obtaining these waivers, we amended the agreements governing our bank loan facility and the 9 3/8% debentures to increase the required minimum shareholders' equity, effective April 30, 2002. We anticipate that we will need to raise approximately $60 million of additional capital to comply with this covenant. It is also possible that we will be in breach of one or more additional covenants during 2002. Therefore, we may need to seek additional waivers and we cannot assure you that we will be able to obtain subsequent waivers.

   In addition, if we are in default under our indebtedness, the terms of our indebtedness would restrict our ability to:

   .   declare or pay any dividends on our capital shares,

   .   redeem, purchase or acquire any capital shares, or

   .   make a liquidation payment with respect to our capital shares.

Our ability to generate the cash needed to make payments on our bank debt and securities depends on many factors, some of which are beyond our control.

   Our ability to make payments on our bank debt and securities will depend on our ability to generate cash and to secure financing in the future. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations, and sufficient future borrowings are not available to us, we may not be able to make payments on our bank debt and securities. The terms of our bank debt and senior securities contain covenants relating to minimum levels of shareholders' equity, debt to total capitalization and various other matters. Failure to meet these requirements in any particular quarter may result in an event of default under these agreements, which would allow the bank lenders and the holders of our senior securities to require us to repay the bank debt and/or the securities. As stated above, we were not in compliance with a covenant regarding required minimum statutory combined ratio under our bank debt and our 9 3/8% debentures as of September 30, 2001, for which we obtained waivers. We anticipate that we will not be in compliance with this covenant as of December 31, 2001 and have obtained waivers from the bank lenders and the holders of the 9 3/8% debentures with respect to this default as of December 31, 2001 but it is possible that we could have subsequent breaches of covenants for which we would need to seek waivers. The Company does not have sufficient available liquidity to pay the interest and principal if the holders of the debentures or holders of the bank debt declare the amounts to be immediately due and payable. Therefore, in the case of a default which is not waived, there would be substantial doubt about the Company's ability to continue as a going concern.

If we are unable to purchase reinsurance and transfer risk to reinsurers, our net income would be reduced or we could incur a loss.

   A significant feature of our Corporate Risk Management segment is our utilization of third-party reinsurance to transfer a significant portion of risk not retained by the insured. We also rely on reinsurance to a lesser, but still significant, extent in our Specialty Insurance segment. The availability and cost of reinsurance is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully purchase reinsurance and transfer risk through reinsurance arrangements. The events of September 11, 2001 have created uncertainty in the reinsurance market and have made some types of reinsurance more difficult or costly to obtain. This forces us to retain some risks that we formerly transferred to the reinsurance market. A lack of available reinsurance at rates acceptable to us would adversely affect the marketing of our programs and/or force us to retain all or a part of the risk that cannot be reinsured. If we were required to retain these risks and ultimately pay claims with respect to these risks, our net income would be reduced or we could incur a loss.

   In addition, if reinsurers are able to and do exclude coverage for terrorist acts or price such coverage at a rate at which it is not practical for primary insurers to obtain such coverage, primary insurers are likely to bear the risks of this coverage, as they might not be able to likewise exclude terrorist acts because of regulatory constraints. If this happens, we, in our capacity as a primary insurer, would have a significant gap in our reinsurance protection and would be exposed to potential losses as a result of any terrorist acts.

If the issuers of letters of credit and clients fail to honor their obligations, our net income would be reduced or we could incur a loss.

   Each of our clients in our Corporate Risk Management segment chooses a level of risk retention, which is reinsured either by one of our foreign "rent-a-captive" reinsurance subsidiaries or by the client's captive insurance company. This retention is funded by the client's premium but is generally also supported by a client indemnification backed up by letters of credit. The inability of a client to honor its uncollateralized reimbursement obligation or the failure of a bank to honor its letter of credit would reduce our net income or could cause us to incur a loss.

If our loss reserves are inadequate to meet our actual losses, our net income would be reduced or we could incur a loss.

   We are required to maintain reserves to cover our estimated ultimate liability of losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are only estimates of what we think the settlement and administration of claims will cost based on facts and circumstances known to us. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, we cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. If our reserves are insufficient to cover our actual losses and loss adjustment expenses, we would have to increase our reserves and our net income would be reduced or we could incur a loss.

To the extent we retain risk, our failure to accurately assess underwriting risk could reduce our net income or cause us to incur a loss.

   To the extent we are unable to obtain reinsurance and to the extent we otherwise retain risk, our success is dependent on our ability to accurately assess the risks associated with the businesses on which the risk is retained. If we fail to accurately assess the risks we retain, we may not establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could reduce our net income or cause us to incur a loss.

We have begun increasing the level of risk retention in our insurance business, which could increase the volatility of our earnings and have a material adverse effect on our results of operations and financial condition.

   In 2001, we began increasing the level of insurance risk retained by us in our Specialty Insurance segment generally due to problems we encountered in our Program Business model and to changes in market conditions and the pricing environment. By increasing our retention levels, we will purchase less reinsurance than we have historically purchased and will retain more risk, thus increasing the importance of appropriately pricing for risk and establishing adequate reserves. As a result of retaining more risk, our earnings could be more volatile, and increased insured losses could have a material adverse effect on our results of operations and financial condition.

If tax laws prevent our IPC program participants from deducting premiums paid to us, we would be unable to competitively market this program.

   One of our major products is the Insurance Profit Center program, referred to in this prospectus as the IPC program. The IPC program, frequently referred to as a "rent-a-captive," was designed to provide clients some of the benefits available through captive insurance companies without the administrative cost and capital commitment necessary to establish and operate a captive insurance company. The tax treatment of this program is not clear and varies significantly with the circumstances of each IPC program participant. However, some participants deduct the premiums paid to us for federal income tax purposes. A determination that a significant portion of the IPC program participants are not entitled to deduct the premiums paid to us without a similar determination as to competing products would adversely affect the marketability of the IPC program.

Our results may fluctuate as a result of factors generally affecting the insurance and reinsurance industry.

   The results of companies in the insurance and reinsurance industry historically have been subject to significant fluctuations and uncertainties. Factors that affect the industry in general could also cause our results to fluctuate. The industry's profitability can be affected significantly by:

   . fluctuations in interest rates, inflationary pressures and other changes in the investment environment, all of which affect returns on invested assets and may impact the ultimate payout of loss amounts;

   . rising levels of actual costs that are not known by companies at the time they price their products;

   . volatile and unpredictable developments, including weather-related and other natural and man-made catastrophes;

   . events like the September 11, 2001 tragedy, which affect the insurance and reinsurance markets generally;

   . the regulatory environment and changes in applicable laws and regulations;

   . changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers' liability; and

   . the overall level of economic activity and the competitive environment in the industry.

Holders of some of our securities have the ability to wield extensive influence over the Company.

   In May 2001, in order to raise capital, we issued $142,500,000 aggregate principal amount of 9 3/8% debentures convertible into common shares, with an initial conversion price of $7 per common share, and warrants to purchase common shares at an initial exercise price of $7 per share. We also issued voting preferred shares as a unit with the 9 3/8% debentures, which enable these debenture holders to vote as if they had converted their 9 3/8% debentures into common shares, which voting preferred shares will be cancelled upon conversion of the 9 3/8% debentures.

   The 9 3/8% debentures holders and holders of the warrants, if exercised, collectively have approximately 35% of the total voting power of the Company before taking into account the sale of any common shares offered pursuant to this prospectus. XL Insurance Ltd. currently owns $52,500,000 principal amount of our 9 3/8% debentures and warrants to acquire 1,632,043 common shares. XL also obtained the right to nominate two persons for election to MRM's board of directors, and High Ridge Capital and First Union, in consultation with Century Capital II, obtained the right jointly to nominate one person for election and one observer to our board of directors. In addition, XL and other holders of the 9 3/8% debentures and warrants benefit from covenants with which the Company must comply. As a result of these factors, these holders have the ability to control many fundamental matters affecting the Company.

   The holders of the 9 3/8% debentures also have the right to acquire, instead of our common shares, similar debentures or common shares of MRM Services Ltd., an intermediate holding company through which we conduct our Corporate Risk Management, Specialty Brokerage and Financial Services businesses. If these holders elected to convert their 9 3/8% debentures into common shares of MRM Services Ltd. instead of our common shares, they would own approximately 42.4% of MRM Services Ltd. If our Specialty Insurance business performed poorly, for example because of poor underwriting results, or if our Corporate Risk Management, Specialty Brokerage and Financial Services business performed better than our Specialty Insurance business, it is possible that these holders would elect to convert their 9 3/8% debentures into common shares of MRM Services Ltd., thereby acquiring a large stake in our better-performing businesses and avoiding any ownership of our worse-performing businesses, to the detriment of our common shareholders.

Insurance laws and regulations restrict our ability to operate.

   We are subject to extensive regulation under state and foreign insurance laws. These laws limit the amount of dividends that can be paid by our operating subsidiaries, impose restrictions on the amount and type of investments that they can hold, prescribe solvency standards that must be met and maintained by them and require them to maintain reserves. These laws also require disclosure of material transactions by MRM and require prior approval of specified "extraordinary" transactions, including declaring dividends that exceed statutory maximums from operating subsidiaries to MRM or purchases of an operating subsidiary's capital stock. These laws also generally require approval of changes of control. Our failure to comply with these laws could subject us to fines and penalties and restrict us from conducting business. The application of these laws could affect our liquidity and ability to make payments on our securities and could restrict our ability to expand our business operations through acquisitions involving our insurance subsidiaries.

Failure to comply with insurance laws and regulations could have a material adverse effect on our business.

   We cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. In addition, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. These types of actions could have a material adverse effect on our business.

We are contractually restricted in our ability to pay dividends on our common shares.

   Under the terms of our 9 3/8% debentures, we may not pay a dividend of more than $0.07 per share per quarter without the approval of the holders of a majority in principal amount of the 9 3/8% debentures. So long as XL owns at least $50 million principal amount of the 9 3/8% debentures, XL is deemed to hold a majority of the principal amount.

Our holding company structure and restrictions in the agreements governing our 9 3/8% debentures could prevent us from making payments on our securities.

   MRM is a holding company with no material assets other than the stock of its operating subsidiaries. Our ability to meet our obligations on our securities will be dependent on the earnings and cash flows of our subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to us. Payment of dividends and advances and repayments from some of our operating subsidiaries are regulated by state and foreign insurance laws and regulatory restrictions, including minimum solvency and liquidity thresholds. In addition, the terms of our 9 3/8% debentures require us to maintain specified minimum levels of capital and surplus and risk-based capital at our U.S. insurance subsidiaries, which could restrict their ability to pay us dividends, even if the dividends were permitted by relevant insurance laws and regulations. Accordingly, our operating subsidiaries may not be able to pay dividends or advance or repay funds to us in the future, which could prevent us from making payments on our securities.


A significant amount of our investment portfolio is invested in fixed income securities and is subject to market fluctuations.

   A significant amount of our investment portfolio consists of fixed income securities. The fair market value of, and the investment income from, these assets fluctuate depending on general economic and market conditions. The fair market value of our fixed income securities generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, net investment income from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from what we anticipated at the time of investment as a result of interest rate fluctuations. Because substantially all of our fixed income securities are classified as available for sale, changes in the market value of our securities are reflected in our financial statements. As a result, interest rate fluctuations could reduce our net income or cause us to incur a loss.

Our industry is highly competitive and we may not be able to compete successfully in the future.

   Our industry is highly competitive and has experienced severe price competition over the last several years. We compete in the United States and international markets with domestic and international insurance companies. Some of these competitors have greater financial resources than we do, have been operating for longer than we and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. In addition, we expect to face further competition in the future and we may not be able to compete successfully.

Potential regulatory and legislative changes may increase competition.

   A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

   . the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for our excess and surplus lines of insurance business; and

   . programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage.

   New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our products at attractive rates and thereby adversely affect our underwriting results.

The September 11, 2001 terrorist attack may result in government intervention impacting the insurance and reinsurance markets.

   In response to the tightening of supply in some insurance markets resulting from, among other things, the terrorist attacks of September 11, 2001, it is possible that the U.S. government and other governments may intervene in the insurance and reinsurance markets. Following the September 11, 2001 terrorist attacks, legislation has been introduced in the U.S. Congress designed to provide, among other things, federal government loans over a short-term period to commercial insurers for funding losses arising from terrorist attacks, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments, but this legislation has not been enacted. While we cannot predict whether intervention will occur, or what form it may take, potential investors should note that intervention such as direct government assistance to commercial insurers could materially adversely affect us by, among other things:

   . providing insurance and reinsurance capacity in the markets and to the customers we target; or

   . regulating the terms of insurance and reinsurance capacity and reinsurance policies in a manner which could materially adversely affect us, directly or indirectly, by benefiting our competitors or reducing the demand for our products.

The September 11, 2001 terrorist attacks have caused uncertainty as to future insurance and reinsurance coverage for terrorist acts, and we may have substantial exposure to any such acts.

   Following the terrorist attacks of September 11, 2001, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. The effect of the potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including on the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain. We cannot assure you that there will be any effective exclusion of coverage for terrorist acts and, as a result, we could incur large unexpected losses if further terrorist attacks occur.

We may be subject to assessments to pay for insurance company insolvencies and losses arising from future terrorist attacks.

   Our U.S. insurance subsidiaries are subject to assessments to state insurance guaranty funds to protect policyholders in the event of insurance company insolvencies. The growing number of insolvencies in the insurance industry increases the possibility that we will be assessed pursuant to various state guaranty fund requirements. In addition, we cannot predict whether there will be any U.S. federal legislation on insurance coverage for terrorism, or the outcome of any legislation that may be adopted, including the possibility that we may be subject to assessments to cover losses arising from future terrorist acts and the legal and financial effects that such legislation might have on us.

We are dependent on our key personnel.

   Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key executive officers or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct our business.

   Andrew Cook, who had been our Chief Financial Officer since January 1, 2001, has resigned to devote himself full time as the Chief Financial Officer of AXIS Specialty Limited. James Kelly, who served as our Chief Financial Officer until the end of 2000, has been appointed interim Chief Financial Officer. Angus Ayliffe, our Controller, has been designated as principal accounting officer.

If U.S. tax law changes, our net income may be reduced or we could incur a loss.

   Some members of Congress have recently expressed concern over a competitive advantage that foreign-controlled insurers and reinsurers may have over U.S.-controlled insurers and reinsurers due to the purchase of reinsurance by U.S. insurers from affiliates operating in some foreign jurisdictions, including Bermuda. Legislation was proposed in Congress during the Clinton Administration that would increase the U.S. tax burden on some of these transactions involving foreign-controlled insurers and reinsurers. We do not know whether this legislation will be reproposed in the current or some future session of Congress, and we do not know whether this or any similar legislation will ever be enacted into law. If it were enacted, the U.S. tax burden on some business ceded from our licensed U.S. insurance subsidiaries, including Legion Insurance Company, Legion Indemnity Company and Villanova Insurance Company, to some offshore reinsurers could be increased. This could reduce our net income or could cause us to incur a loss.

We may be subject to U.S. corporate income tax, which would reduce our net income.

   The income from our non-U.S. subsidiaries is a significant portion of our worldwide income from operations. We believe that none of our non-U.S. subsidiaries should properly be treated as engaged in the conduct of a trade or business in the United States. However, if the IRS successfully contended that one or more of our non-U.S. subsidiaries were engaged in the conduct of a trade or business in the United States, such subsidiary or subsidiaries would be required to pay U.S. corporate income tax on any income that is deemed to be effectively connected with the conduct of such trades or businesses in the United States, and possibly the U.S. branch profits tax as well. We cannot offer assurance that any of our non-U.S. subsidiaries which are treated as being engaged in the conduct of a trade or business in the United States would be able to claim the benefits of an income tax treaty between the United States and the country of the subsidiary's domicile in order to reduce the amount of income that is subject to the taxing jurisdiction of the United States.

If we are classified as a passive foreign investment company or a controlled foreign corporation, your taxes would increase.

   In the event that we were deemed to be a passive foreign investment company, also referred to in this prospectus as a PFIC, the U.S. income tax due in the year a United States person that owns any common shares receives certain distributions with respect to, or disposes of, common shares will be increased by an interest charge unless such United States person makes specified elections. We do not believe that we are a PFIC now, but we cannot guarantee that we will not become one in the future. Additionally, if we are classified or become classified as a controlled foreign corporation, also referred to in this prospectus as a CFC, a United States person that owns directly or indirectly 10% or more of our voting shares will be required to include in his gross income a pro rata share of certain income of ours, whether or not this income is actually distributed to the United States shareholder.

The Organization for Economic Cooperation and Development and the European Union are considering measures that might increase our taxes and reduce our net income.

   A number of multinational organizations, including the European Union, the Organization for Economic Cooperation and Development, also referred to in this prospectus as OECD, the Financial Action Task Force and the Financial Stability Forum, also referred to in this prospectus as FSF, have all recently identified some countries as not participating in adequate information exchange, engaging in harmful tax practices or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a recent report published on November 27, 2001 by the OECD at the behest of FSF titled "Behind the Corporate Veil: Using Corporate Entities for Illicit Purposes," contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries, though specific sanctions have yet to be adopted by OECD member countries. It is as yet unclear what these sanctions will be, who will adopt them and when or if they will be imposed. Bermuda has implemented new procedures in its exchange of information provisions under the U.S.--Bermuda Tax Treaty and is committed to a course of action to enable compliance with the requirements of the above named multinational organizations. We cannot assure you, however, that the action taken by Bermuda would be sufficient to preclude all effects of the measures or sanctions described above, which, if ultimately adopted, could adversely affect Bermuda companies such as us.

Some aspects of our corporate structure may discourage third party takeovers and other transactions.

   Some provisions of our Memorandum of Association and our Bye-Laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

   We indirectly own U.S. companies. Our ownership of U.S. insurance companies such as these can, under applicable state insurance company laws and regulations, delay or impede a change of control of MRM. Under applicable insurance regulations, any proposed purchase of 10% or more of our voting securities would require the prior approval of the relevant insurance regulatory authorities.

The number of shares eligible for future sale or registration could have an adverse effect on the market price of our common shares.

   Public or private sales of substantial amounts of our common shares, or the perception that these sales could occur, could adversely affect the market price of the common shares, as well as our ability to raise additional capital in the public equity markets at a desirable time and price. At January 8, 2002, our directors and executive officers beneficially held a total of 4,321,486 of our common shares, all of which are or will be eligible for sale in the public market, subject to compliance with Rule 144, to the extent applicable.

   In addition, the holders of our 9 3/8% debentures have the right to convert their 9 3/8% debentures into common shares at an initial conversion price of $7 per share, and some of those holders have warrants to acquire common shares at an initial exercise price of $7 per share. The 9 3/8% debentures and warrants may be converted into or exercised for an aggregate of 22,509,085 of our common shares. Conversion or exercise of the 9 3/8% debentures and warrants, and subsequent sale of the common shares issued upon conversion or exercise, could depress the price of our common shares.

   Additionally, these investors have the right to require us to register, or piggyback on any of our registration statements, their 9 3/8% debentures, warrants and/or any common shares held by them under the Securities Act. We may also provide for the registration of shares currently held or acquired in the future by employees under compensation arrangements, which will permit these shares to be sold in the public market from time to time.

You may not be able to recover damages from MRM and some of its directors, officers and experts named in this prospectus if you sue them.

   MRM is organized under the laws of Bermuda. Some of its directors and officers, as well as some of the experts named in this prospectus, may reside outside the United States. A substantial portion of the assets of MRM and its directors and officers are or may be located in jurisdictions outside the United States. You may not be able to effect service of process within the United States on directors and officers of MRM and those experts who reside outside the United States. You also may not be able to recover against them or MRM on judgments of U.S. courts or to obtain original judgments against them or MRM in Bermuda courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the information incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" and "intend." In particular, these statements include our expectations regarding the outcome of disputes and arbitrations, our beliefs regarding the continuing firming of prices generally and our expectations concerning revenues, which we believe will continue to generate the sale of Corporate Risk Management accounts and associated fees. These statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the forward-looking statements and, therefore, you should not place undue reliance on them. A non-exclusive list of the important factors that could cause actual results to differ materially from those in the forward-looking statements includes the following:

   . the timely and full recoverability of reinsurance placed by us with third parties;

   . adverse developments in the world's insurance, reinsurance and financial markets;

   .   the risk factors described in this prospectus; and

   . the other factors set forth in our most recent reports on Form 10-K and Form 10-Q and our other documents on file with the Securities and Exchange Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the common shares sold by MRM will be used for capital for underwriting operations, working capital, capital expenditures, acquisitions and other general corporate purposes. Until we use the net proceeds in this manner, we may temporarily use them to make short-term investments or reduce short-term borrowings.

                                DIVIDEND POLICY

   During 2000 and 1999, we paid total dividends of $0.28 and $0.25 per common share, respectively. We paid a dividend of $0.01 per share in each quarter of 2001 and we expect this level of dividend to continue for the foreseeable future, although we cannot assure you that it will. Dividends are paid quarterly. As a holding company, our ability to pay dividends is restricted due to insurance regulations, the terms of our bank credit facility and the terms of our 9 3/8% debentures. See "Management's Discussion and Analysis," Note 11 to the audited consolidated financial statements and "Risk Factors."

                       PRICE RANGE OF OUR COMMON SHARES

   Our common shares have been listed on the New York Stock Exchange under the symbol "MM" since June 25, 1991. Our common shares were listed in connection with our initial public offering completed in July 1991. The following table sets forth the high and low bid prices for the shares as reported by the New York Stock Exchange Composite Tape for each fiscal period shown.

                                         High      Low
                                       --------- --------
                       1999
                        First Quarter. $42 5/8   $32 7/8
                        Second Quarter  40 3/8    33 3/8
                        Third Quarter.  35        12 1/4
                        Fourth Quarter  16 15/16  10 3/8
                       2000
                        First Quarter.  20        12 5/8
                        Second Quarter  19 5/8    13 3/16
                        Third Quarter.  22 3/16   15 1/16
                        Fourth Quarter  23 9/16   12 5/16

                                                       High   Low
                                                      ------ ------
            2001
              First Quarter..........................  16.36   6.20
              Second Quarter.........................   9.70   3.97
              Third Quarter..........................  12.15   5.57
              Fourth Quarter.........................   9.84   5.50
            2002
             First Quarter (through January 14, 2002)   7.24   6.23

   On January 14, 2002, the last reported sale price of our common shares on the New York Stock Exchange Composite Tape was $6.23 per share.

                            SELECTED FINANCIAL DATA

   The following table presents selected consolidated financial data of MRM in accordance with United States GAAP. The GAAP selected consolidated financial data of MRM as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 are derived from the consolidated financial statements of MRM and the notes to the consolidated financial statements, which were audited by Ernst & Young. The selected consolidated financial data for the nine months ended September 30, 2001 and 2000 was derived from MRM's unaudited consolidated financial statements and the notes included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine months ended September 30, 2001 are not necessarily indicative of operating results to be expected for the entire fiscal year. You should read the following financial data in conjunction with "Management's Discussion and Analysis" and MRM's audited and unaudited consolidated financial statements and the accompanying notes, which are included at the end of this prospectus and which qualify the selected financial data in their entirety.

   The income statement presentation in the tables below reflects the Company's new business model, in which the Company is taking on more underwriting risk and shifting its focus from its Program Business segment to its Specialty Insurance business segment, and the presentation for all periods prior to the nine months ended September 30, 2001 has been amended so that all periods are presented in the tables below on a consistent basis. The change in presentation affects some individual revenue and expense line items but does not change our net income. Specifically, under the new presentation, the excess of ceding commissions received from reinsurers over the related acquisition costs on ceded premium reduces acquisition costs; formerly, these excess commissions were recorded as fee income for our Program Business segment and did not reduce acquisition costs. In addition, under the new presentation, underwriting expenses in our Specialty Insurance business are included as a component of acquisition costs, whereas they were formerly recorded as Program Business operating expenses. Thus, fee income and operating expenses are both lower under our new presentation and acquisition costs may be lower or higher (depending on the relative amounts of the excess ceding commissions and underwriting expenses, which respectively decrease and increase acquisition costs). We believe that this change is more consistent with insurance company financial reporting and with our move to retain more underwriting risk. As a result of the change in presentation, our results for the nine months ended September 30, 2001 and the nine months ended September 30, 2000 as presented in the tables below are not entirely comparable with our results for the years ended December 31, 2000, 1999 and 1998 as presented in the audited financial statements for those years included at the end of this prospectus, in our annual report on Form 10-K and as discussed in "Management's Discussion and Analysis--For the Years Ended December 31, 2000, 1999 and 1998" and the presentation for all periods in the tables below is not entirely comparable with the presentation in our audited financial statements for those years.

                                       Nine Months Ended
                                         September 30,                Years Ended December 31,
                                      ------------------  ------------------------------------------------
                                        2001    2000(1)   2000(1)   1999(1)   1998(1)   1997(1)   1996(1)
                                      --------  --------  --------  --------  --------  --------  --------
                                          (unaudited)
                                                      (in thousands, except per share data)
Income Statement Data:
Revenues:
   Fee income........................ $ 99,086  $ 72,030  $ 99,859  $ 88,799  $ 79,782  $ 68,591  $ 70,050
   Premiums earned...................  238,608   191,931   254,505   181,798   101,913    84,200    56,413
   Net investment income.............   21,054    30,293    39,332    33,616    29,590    26,592    22,654
   Realized capital (losses).........   (5,708)   (2,168)   (4,735)   (5,199)   (1,003)   (1,608)   (2,002)
   Other income (loss)...............      979       641     1,202      (300)      143        56       119
                                      --------  --------  --------  --------  --------  --------  --------
       Total revenues................  354,019   292,727   390,163   298,714   210,425   177,831   147,234
Expenses:
   Losses and loss expenses
     incurred........................  183,732   132,696   227,155   147,705    78,258    49,857    32,435
   Acquisition costs.................   72,324    48,954    84,377    28,869    (3,564)   10,798    12,498
   Operating expenses................   72,150    53,956    73,648    62,325    53,823    49,146    48,771
   Interest expense..................   15,944    14,637    19,192     6,807     6,819     6,752     6,444
   Other expenses....................    2,718     3,177     4,188     2,701     2,119     1,169       621
                                      --------  --------  --------  --------  --------  --------  --------
       Total expenses................  346,868   253,420   408,560   248,407   137,455   117,722   100,769
Income (loss) before income taxes,
  minority interest and extraordinary
  loss...............................    7,151    39,307   (18,397)   50,307    72,970    60,109    46,465
Income taxes.........................   (8,562)    3,418   (19,133)     (365)    8,536    10,632     8,142
                                      --------  --------  --------  --------  --------  --------  --------
Income before minority interest and
  extraordinary loss.................   15,713    35,889       736    50,672    64,434    49,477    38,323
Minority interest....................   (1,258)      565       509       (52)       93        --      (256)
                                      --------  --------  --------  --------  --------  --------  --------
Income before extraordinary loss.....   14,455    36,454     1,245    50,620    64,527    49,477    38,067
Extraordinary loss on extinguishment
  of debt, net of tax................      949     4,327     6,827       182        --        --        --
                                      --------  --------  --------  --------  --------  --------  --------
Net income (loss).................... $ 13,506  $ 32,127  $ (5,582) $ 50,438  $ 64,527  $ 49,477  $ 38,067
Earnings (loss) per share (2)........
   Basic............................. $   0.32  $   0.78  $  (0.14) $   1.18  $   1.56  $   1.25  $   0.99
   Fully diluted..................... $   0.32  $   0.77  $  (0.14) $   1.14  $   1.42  $   1.15  $   0.93
Weighted average number of shares
  outstanding (2)....................
   Basic.............................   41,669    41,189    41,245    42,797    41,275    39,379    38,369
   Fully diluted.....................   41,975    41,559    41,245    49,607    50,233    48,785    47,281

                               As of September 30,                       As of December 31,
                              --------------------- -----------------------------------------------------------
                                 2001       2000       2000         1999        1998        1997        1996
                              ---------- ---------- ----------   ----------  ----------  ----------  ----------
                                   (unaudited)
                                            (in thousands, except per share data and percentages)
Balance Sheet and Other Data:
Cash and investments......... $  648,321 $  558,036 $  573,089   $  607,307  $  578,047  $  477,849  $  457,012
Total assets.................  5,512,469  4,402,245  4,859,649    4,033,174   3,074,257   2,206,050   1,690,428
Reserve for losses and loss
 expenses....................  2,831,715  2,046,736  2,529,183    1,860,120   1,190,426     716,461     419,737
Total debt (3)...............    355,175    237,456    237,268      231,947     129,023     130,890     124,710
Shareholders'
 equity......................    374,671    383,030    351,533      358,144     343,166     263,575     211,343
Book value per
 share....................... $     8.97 $     9.29 $     8.45   $     8.69  $     8.13  $     6.51  $     5.61
Return on equity (4).........         NM         NM      (1.57)%      14.38%      21.27%      20.79%      19.92%

--------
(1) The Company has amended the income statement presentation and reclassified the comparative periods to reflect the transition from its former Program Business model to a specialty insurance operation.
(2) See Table I in "Management's Discussion and Analysis--For the Nine Months Ended September 30, 2001 and 2000'' and Note 13 to the audited consolidated financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.
(3) See Notes 6 and 7 to the audited consolidated financial statements.
(4) The return on equity for the nine months ended September 30, 2001 has not been provided because the Company currently expects to report an after-tax net loss for the three months ended December 31, 2001. Similarly, the return on equity for the nine months ended September 30, 2000 also has not been provided because of the net loss for the three months ended December 31, 2000; as shown in the table, the return on equity for the year ended December 31, 2000 was (1.57%).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2001 and 2000

   The results of operations for the nine months ended September 30, 2001 reflect strong growth in new unit sales, renewals and fee income. Net income amounted to $13.5 million, or $0.32 per common share, on a diluted basis for the nine months ended September 30, 2001 as compared to $32.1 million, or $0.77 per diluted share, in the corresponding period in 2000, as shown in the table below. These results include a third quarter after-tax charge of $17.5 million resulting from the Company's decision to write-off all reinsurance balances due from Reliance Group Holdings, Inc. and its subsidiaries, which we refer to collectively in this prospectus as Reliance, and $0.8 million after-tax of estimated losses from the tragic events of September 11, 2001.

   In 2001, we began a transition from our former Program Business model to a specialty insurance operation, which business segment is now called Specialty Insurance. The income statement presentation for the nine months ended September 30, 2001 reflects this transition, and the presentation for the comparative nine months in 2000 has been amended to be stated on a consistent basis. The resulting income statement reclassifies some line items, but there is no effect on net income. Specifically, under the new presentation, the excess of ceding commissions received from reinsurers over the related acquisition costs on ceded premium reduces acquisition costs; formerly, these excess commissions were recorded as fee income for our Program Business segment and did not reduce acquisition costs. In addition, under the new presentation, underwriting expenses in our Specialty Insurance business are included as a component of acquisition costs, whereas they were formerly recorded as Program Business operating expenses. Thus, fee income and operating expenses are both lower under our new presentation and acquisition costs may be lower or higher (depending on the relative amounts of the excess ceding commissions and underwriting expenses, which respectively decrease and increase acquisition costs). We believe that this change is more consistent with insurance company financial reporting and with our move to retain more underwriting risk. We have not made the corresponding changes in our audited financial statements for 2000 and prior years included at the end of this prospectus. Therefore, our results for the nine months ended September 30, 2001 and the nine months ended September 30, 2000 are not entirely comparable with our results for the years ended December 31, 2000, 1999 and 1998 as presented in the audited financial statements included at the end of this prospectus and in the management's discussion and analysis for those years. We have, however, made the corresponding changes to the financial information for 2000 and prior years shown in "Summary Financial Data" and "Selected Financial Data."

                          TABLE I--EARNINGS PER SHARE

                                                 Nine Months Ended September 30,
                                     -----------------------------------------------------
                                                 2001                         2000
                                     -----------------------       -----------------------
                                              (in thousands, except per share data)
                                                   Per Common                  Per Common
                                                     Share                        Share
                                              --------------                --------------
                                              Basic   Diluted               Basic   Diluted
                                              ------  -------               ------  -------
Income before extraordinary loss.... $14,455   $0.34   $0.34       $36,454   $0.88   $0.87
Extraordinary loss..................    (949)  (0.02)  (0.02)       (4,327)  (0.10)  (0.10)
                                     -------  ------  ------       -------  ------  ------

Net income.......................... $13,506   $0.32   $0.32       $32,127   $0.78   $0.77
                                     =======  ======  ======       =======  ======  ======

Average number of shares outstanding          41,669  41,975(a)(b)          41,189  41,559(b)

--------
(a) Excludes the conversion of 9 3/8% debentures, warrants and a $5 million convertible loan, which have an anti-dilutive effect.
(b) Excludes the conversion of zero coupon convertible debentures, which have an anti-dilutive effect.

Revenues

   Total revenues amounted to $354.0 million for the nine months ended September 30, 2001, representing an increase of 21% over the corresponding 2000 period. Table II shows the major components of revenues for these periods.

                              TABLE II--REVENUES

                                        Nine Months Ended
                                          September 30,
                                       ------------------
                                         2001      2000    Change
                                       --------  --------  ------
                                         (in thousands)
               Fee income.............  $99,086   $72,030    38%
               Premiums earned........  238,608   191,931    24
               Net investment income..   21,054    30,293   (30)
               Realized capital losses   (5,708)   (2,168)   NM
               Other income...........      979       641    53
                                       --------  --------
                  Total............... $354,019  $292,727    21%
                                       ========  ========

Fee Income

   Fee income increased 38% to $99.1 million for the first nine months of 2001 as compared to $72.0 million for the corresponding period in 2000. Pre-tax profit margins were 26% for the first nine months of 2001 and for the corresponding period in 2000. The components of fee income by business segment are illustrated in Table III.

                   TABLE III--FEE INCOME BY BUSINESS SEGMENT

                               Nine Months Ended
                                 September 30,
                               -----------------
                                 2001     2000   Change
                               -------  -------  ------
                                (in thousands)
Corporate Risk Management fees $41,316  $33,595    23%
Financial Services fees.......  37,894   19,857    91
Specialty Brokerage fees......  14,057   14,163    (1)
Insurance Operations..........   5,819    4,415    32
                               -------  -------
   Total...................... $99,086  $72,030    38%
                               =======  =======

Corporate Risk Management

   Corporate Risk Management involves providing services to businesses and associations seeking to insure a portion of their risk in a loss-sensitive alternative market structure. This segment accounted for 42% of total fee income in the first nine months of 2001. Corporate Risk Management fees increased by 23% in the first nine months of 2001 to $41.3 million. Pre-tax profit margins were 25% for the first nine months of 2001 and for the corresponding 2000 period. As of the date of this prospectus, we expect that a substantial firming of prices generally will continue to increase unit sales of Corporate Risk Management accounts and associated fees.

Financial Services

   The Financial Services business segment provides administrative services to offshore mutual funds and other companies, provides trust and private client services and offers a proprietary family of mutual funds, as well as asset accumulation life insurance products, for the high net-worth market. This segment accounted for 38% of total fee income for the first nine months of 2001. Fees from the Financial Services business segment increased by 91% to $37.9 million for the first nine months of 2001, primarily as a result of an increase in mutual fund assets under administration, which were approximately $50 billion at September 30, 2001. Mutual Trust Management also added to this growth, contributing $10.1 million of fees for the first nine months of 2001. Pre-tax profit margins were 20% for the first nine months of 2001 as compared to 19% in the corresponding 2000 period.

Specialty Brokerage

   The Company's Specialty Brokerage business segment provides access to insurers and reinsurers in Bermuda, Europe and the United States. This segment produced $14.1 million of fee income for the first nine months of 2001, representing 14% of total fee income in the first nine months of 2001. Specialty Brokerage fees decreased by 1% for the first nine months of 2001 from $14.2 million in the corresponding 2000 period. This resulted from the decreased purchase of reinsurance by the Company's Specialty Insurance segment, offset by higher commissions on new and renewal business due to increased pricing. Pre-tax profit margins remained steady at 28% for the first nine months of 2001 from 28% in the corresponding 2000 period.

Specialty Insurance

   Specialty Insurance represents the Company's former Program Business segment, which is being transitioned into a specialty insurance operation in which the Company will retain a more significant portion of the underwriting risk over time. Fee income earned in this segment is comprised of fees for rent-a-captive services performed and accounted for 6% of total fee income for the first nine months of 2001 as compared to 6% in the corresponding 2000 period. Specialty Insurance fees increased by 32% for the first nine months of 2001 to $5.8 million from $4.4 million in the corresponding 2000 period. Pre-tax profit margins remained strong at 68% for the first nine months of 2001 as compared to 63% in the corresponding period in 2000.

Net Premiums Earned

   Gross premiums written, which include premiums from the Company's Specialty Insurance and Corporate Risk Management segments, increased 5% to $1.2 billion for the first nine months of 2001 as compared to $1.1 billion for the corresponding period in 2000. Net premiums written increased 41% to $319.4 million for the nine months of 2001 from $227.1 million for the corresponding period in 2000. Net premiums earned increased 24% to $238.6 million for the first nine months of 2001 as compared to $191.9 million in the corresponding 2000 period. This was primarily due to the corresponding increase in gross premiums written and an improved rating environment.

Investment Income

   Gross investment income decreased by $9.5 million to $24.3 million for the first nine months of 2001 as compared to the corresponding 2000 period. Net investment income decreased by 30% to $21.1 million for the first nine months of 2001. Investment yields declined to 5.2% for the first nine months of 2001 as compared to 7.0% in the corresponding 2000 period. The 2000 yields exclude $3.7 million from a special purpose entity, Endeavour Real Estate Securities Ltd., referred to in this prospectus as Endeavour. Net investment income was affected by lower interest rates and a change in the portfolio mix to include more invested cash.

Expenses

                              TABLE IV--EXPENSES

                      Nine Months Ended
                        September 30,
                      -----------------
                        2001     2000   Change
                      -------- -------- ------
                       (in thousands)
Operating expenses...  $72,150  $53,956   34%
Total insurance costs  256,056  181,650   41
Interest expense.....   15,944   14,637    9
Other expenses.......    2,718    3,177  (14)
                      -------- --------
   Total............. $346,868 $253,420   37%
                      ======== ========

   Operating expenses increased 34% to $72.1 million for the first nine months of 2001 compared to $54.0 million for the first nine months of 2000. The increase in operating expenses was attributable to growth in personnel and other expenses to service the Company's existing businesses. Recent acquisitions also contributed an additional $13.5 million for the first nine months of 2001. Excluding the effect of recent acquisitions, operating expenses increased by 9% for the nine months ended September 30, 2001.

   The movement in total insurance costs, which includes losses and loss expenses and acquisition and underwriting expenses, is the direct result of the fluctuations in net premiums earned. Losses and loss expenses increased to $183.7 million for the nine months ended September 30, 2001 for loss ratios of 77.0% as compared to $132.7 million for loss ratios of 69.1% in the corresponding 2000 period. Included in the losses and loss expenses for the first nine months of 2001 is the Reliance pre-tax charge of $26.9 million and $1.2 million for the Company's net pre-tax exposure to the events of September 11, 2001.

   Acquisition and underwriting expenses amounted to $72.3 million for the nine months ended September 30, 2001 for an expense ratio of 30.3% as compared to $49.0 million for an expense ratio of 25.5% in the corresponding 2000 period. The components of acquisition and underwriting expenses are shown below:

                TABLE V--ACQUISITION AND UNDERWRITING EXPENSES

                                      Nine Months Ended September 30,
                                      ------------------------------
                                           2001            2000
-                                     --------------  --------------
                                              (in thousands)
Acquisition costs.................... $86,958   36.4% $70,064   36.5%
Excess ceding commissions............ (87,571) (36.7) (79,489) (41.4)
Underwriting expenses................  72,937   30.6   58,379   30.4
                                      -------  -----  -------  -----
Acquisition and underwriting expenses $72,324   30.3% $48,954   25.5%
                                      =======  =====  =======  =====

   Acquisition costs, which include all external costs associated with the production of net premiums, amounted to $87.0 million for the nine months ended September 30, 2001 as compared to $70.1 million for the corresponding 2000 periods. Acquisition costs are reduced by the excess of the ceding commissions received from reinsurers over the related acquisition costs on ceded premium. These excess ceding commissions, which were previously recorded as Program Business fees, amounted to $87.6 million for the nine months ended September 30, 2001 as compared to $79.5 million for the corresponding 2000 period. Acquisition costs and excess ceding commissions are expensed and earned respectively over the life of the underlying contract. Underwriting expenses for this segment, which were previously recorded as Program Business operating expenses, amounted to $72.9 million for the first nine months of 2001 as compared to $58.4 million for the corresponding 2000 period. We believe that this new presentation is more consistent with insurance company financial reporting and our move to retain more underwriting risk.

   The Company had a combined ratio of 107.3% for the first nine months of 2001 as compared to 94.6% in 2000. The Specialty Insurance segment incurred a $13.5 million operating loss for the first nine months of 2001 as compared to $13.1 million of operating income in the corresponding 2000 period. The 2001 combined ratio and the Specialty Insurance segment's operating loss includes the Reliance charge of $26.9 million and $1.2 million for the Company's net pre-tax exposure to the events of September 11, 2001.

   Interest expense increased by 9% to $15.9 million for the first nine months of 2001 as compared to $14.6 million for the corresponding period in 2000. The increase from the prior year was primarily as a result of increased debt, offset in part by the absence of Endeavour interest in 2001 and lower market interest rates. The effective tax rate was negative 119.7% for the first nine months of 2001 compared to 8.7% for the corresponding 2000 period. The 2001 tax rates reflect the net loss incurred during the third quarter of 2001 as a result of the Company's decision to write-off all balances due from Reliance. This net loss was partially offset by earnings outside of the United States.

Liquidity and Capital Resources

   Total assets increased to $5.5 billion at September 30, 2001 from $4.9 billion at December 31, 2000. Assets held in separate accounts, which are principally managed assets attributable to participants in the Company's IPC programs, accounted for approximately 16% of total assets at September 30, 2001 and December 31, 2000. Total shareholders' equity increased to $374.7 million at September 30, 2001 from $351.5 million at December 31, 2000 primarily as a result of net income and a decrease in the change in unrealized losses within other comprehensive income for the nine months ended September 30, 2001. Return on equity before the extraordinary loss was 5.3% for the first nine months of 2001 as compared to 13.1% for the corresponding period in 2000. Excluding the Reliance charge and WTC events, the nine-month return on equity was 12.0% in 2001.

Operating Cash Flow and Legal Disputes

   As of September 30, 2001, the Company was involved in three reinsurance disputes, two of which were in arbitration, to collect disputed balances due from reinsurers. The Company has paid approximately $49 million of losses and loss expenses for which it has not been reimbursed. In addition, we estimate that the Company will ultimately pay another $36 million of unpaid losses and loss expenses in relation to the disputed business.
   One of these disputes involves a series of accident and health programs written by the Company from 1997 through 1999. The Company received a good-faith payment from the reinsurers of $12.3 million during the first quarter of 2001, reducing the unreimbursed paid losses to $29.8 million on these programs, with an estimated $2.2 million of unpaid losses. This dispute involves a number of Lloyd's syndicates, as well as a number of other reinsurers, and is presently in non-binding mediation. If this mediation does not resolve the dispute, it will be arbitrated in Philadelphia, Pennsylvania.

   One of these arbitration proceedings involves a number of reinsurance treaties with a U.S. life insurance company which wrote workers' compensation reinsurance. This life insurance company is no longer writing workers' compensation reinsurance and is believed by us to be disputing similar obligations with other property casualty insurers. At September 30, 2001, this dispute involved $9.0 million in unreimbursed paid claims and an estimated $30.9 million in additional unpaid claims.

   The remaining arbitration proceeding involves claims under individual reinsurance agreements with a reinsurer and involves $10.3 million of unreimbursed paid claims and an estimated $2.6 million of additional unpaid claims. The Company is in settlement discussions with the reinsurer, but an arbitration panel has not yet been selected.

   Another arbitration proceeding involving two reinsurance treaties with a U.S. life insurance company settled in the third quarter of 2001. The life insurance company agreed that its general corporate cessions treaty with MRM was indeed valid and it would continue to reinsure MRM claims and make corresponding payments under the treaty. As to the second treaty, which involves a quota share captive program, MRM agreed to an audit of its claims by the life insurance company, after which the two parties will examine the findings and negotiate the handling of the claims payment. The audit is currently ongoing and expected to be completed by the end of the first quarter in 2002. If the companies cannot reach a resolution in the negotiations following the audit, the matter may return to arbitration.

   In addition to the reinsurance disputes discussed above, the Company was involved in a terminated property program written in 1998 and 1999, in which the Company acted as both a reinsurer and a direct writer of property insurance. In 1999, the Company established a reserve with respect to this terminated program of $4.7 million. The Company and its lead reinsurers, which also issued some of this business directly, are presently investigating this business and negotiating a cooperation agreement. The Company has denied some reinsurance claims presented to it, which are subject to arbitration. In addition, two of the Company's quota share reinsurers, representing approximately 15% of the Company's quota share reinsurance, are questioning some ceded claims, and this dispute is also the subject of arbitration.

   These disputes have adversely affected the Company's operating cash flow; however, the Company still produced positive cash flow from operations of $23.4 million for the nine months ended September 30, 2001 as compared to negative $10.4 million in 2000. We expect that our inability to settle these disputes favorably or in a timely manner will continue to strain the Company's operating cash flow. The Company will attempt to aggressively resolve these disputes on acceptable terms. Any future reinsurance disputes could significantly affect future operating cash flow. We believe that the cash flow from the Company's Corporate Risk Management, Specialty Brokerage and Financial Services business segments will not be affected by these disputes and will assist the Company in financing its current operations and meeting its commitments under its debt facilities.

   As of September 30, 2001, the Company had $2.6 billion of reinsurance balances recoverable. We monitor the creditworthiness of these balances on a regular basis. We pay particular attention to the claims-paying and financial strength ratings assigned to the Company's reinsurers by the commercial rating agencies. The tragic events of September 11, 2001 have had a tremendous impact on the state of the insurance and reinsurance industry. We have been closely monitoring recent announcements from the rating agencies regarding the financial strength of the Company's individual reinsurers. While there have been a number of reinsurers with balances outstanding to the Company who have had their ratings either downgraded or placed on review, we continue to believe that the Company will collect in full what is owed from its reinsurers and thus, no provision has been established for reinsurers' credit default. In the event that a number of the Company's reinsurers are downgraded further or become insolvent as a result of the events of September 11, 2001 or other events that have impacted the reinsurance industry in 2001, it could have a significant negative impact on the Company's cash flow, earnings and shareholders' equity. Already as a result of events impacting the reinsurance industry in 2001 and the Company's corresponding write-off of all balances due from Reliance, the Company has defaulted on agreements relating to its 9 3/8% debentures and a bank line of credit as of September 30, 2001. We obtained waivers with respect to this default in the third quarter from the bank lenders and the holders of the 9 3/8% debentures. As of December 31, 2001, we expect that we will not be in compliance with this same covenant. We anticipate receiving waivers from the bank lenders and the holders of the 9 3/8% debentures with respect to this expected default, but we cannot assure you that these waivers will be obtained, nor can we assure you that further non-compliance will not occur or that, if it does, we will be able to obtain subsequent waivers. The Company does not have sufficient available liquidity to pay the interest and principal if the holders of the debentures or holders of the bank debt declare the amounts to be immediately due and payable. Therefore, absent a waiver, there would be substantial doubt about the Company's ability to continue as a going concern.

   In October 2001, we completed the previously announced sale of our interest in Tremont Advisers Inc. for cash proceeds of $25.7 million. This sale will result in a realized pre-tax gain of approximately $20.0 million, or approximately $0.32 per diluted share, which will be recorded in the fourth quarter of 2001.

For the Years Ended December 31, 2000, 1999 and 1998

   The following Management's Discussion and Analysis compares the years ended 2000, 1999 and 1998 from the perspective of the Company at the end of 2000. In 2001, the Company restructured its operating structure and changed its business model. In particular, the Company's new business model has the Company taking on more underwriting risk and shifting its focus from its Program Business segment to its Specialty Insurance business segment. Accordingly, as noted above, we adopted a new income statement presentation beginning in 2001, which is reflected in the income statements for the nine-month periods ended September 30, 2001 and 2000 and the corresponding management's discussion and analysis. The presentation and classifications in the audited financial statements for the years ended December 31, 2000, 1999 and 1998 and the corresponding management's discussion and analysis set forth below have not been changed to reflect the change in business model and, accordingly, do not correspond to the financial information under "Summary Financial Data," "Selected Financial Data" or the "Management's Discussion and Analysis" for the nine-month periods ended September 30, 2001 and 2000, each as contained in this prospectus.

   The Company reported a net loss of $5.6 million or $0.14 per diluted share in 2000 as compared to net income of $50.4 million or $1.14 per diluted share in 1999 and $64.5 million or $1.42 per diluted share in 1998. The 2000 results include a fourth quarter after-tax charge of $46.1 million or $1.11 per diluted share to establish a reserve for reinsurance recoverables, to add to provisions for terminated programs and to increase the Company's net loss reserves. Earnings in 1999 were adversely affected by provisions related to net losses incurred on terminated programs of $8.0 million, net of tax, taken in the third quarter of 1999.

Revenues

   Set forth in Table I is an analysis of the components of the Company's revenues for each of the last three years.

                               TABLE I--REVENUES

                                    Year Ended December 31,
-                         ------------------------------------------
                            2000    Growth   1999    Growth   1998
                          --------  ------ --------  ------ --------
                                    (dollars in thousands)
Fee income............... $207,513    17%  $177,711     13% $157,271
Premiums earned..........  254,505    40    181,798     78   101,913
Net investment income....   39,332    17     33,616     14    29,590
Realized capital (losses)   (4,735)   (9)    (5,199)   418    (1,003)
Other income (loss)......    1,202   501       (300)  (310)      143
                          --------         --------         --------
   Total................. $497,817    28%  $387,626     35% $287,914
                          ========         ========         ========

   For the years ended December 31, 2000, 1999 and 1998, total revenues grew primarily as a result of increased fee income and premiums earned. This growth is mainly attributable to the increase in gross premiums written in the Program Business segment, which offset the marginal decline in Corporate Risk Management business due to prolonged soft market conditions.

Fee Income

   The components of fee income by business segment are illustrated in Table II.

                   TABLE II--FEE INCOME BY BUSINESS SEGMENT

                                           Year Ended December 31,
    -                              ----------------------------------------
                                     2000   Growth   1999   Growth   1998
                                   -------- ------ -------- ------ --------
                                            (dollars in thousands)
    Program Business fees......... $118,034   24%   $95,132   16%   $82,267
    Corporate Risk Management fees   46,689   (5)    49,365   (4)    51,640
    Specialty Brokerage fees......   14,847    8     13,692   52      9,021
    Financial Services fees.......   27,943   43     19,522   36     14,343
                                   --------        --------        --------
       Total...................... $207,513   17%  $177,711   13%  $157,271
                                   ========        ========        ========

Program Business

   Program Business involves replacing traditional insurers and acting as the conduit between producers of specialty books of business and reinsurers wishing to write that business. Program Business accounted for 57% of total fees for 2000 compared to 53% in 1999 and 52% in 1998. This increase resulted from the growth of existing programs due to premium increases and decreased competition. Fees earned on individual Program Business accounts are more likely to grow as compared to Corporate Risk Management accounts because new policy holders are constantly being added in each program. Program Business also has historically had a higher retention rate than Corporate Risk Management. Pre-tax margins in this segment were 27% for 2000 compared to 28% in 1999 and 40% in 1998.

Corporate Risk Management

   Corporate Risk Management, the Company's original business segment, involves providing services to businesses and associations seeking to insure a portion of their risk in a loss sensitive alternative market structure. This segment, which accounted for 22% of total fee income for 2000 compared to 28% in 1999 and 33% in 1998, has been the most affected by the extremely soft insurance market cycle for commercial risks. The number of Corporate Risk Management accounts increased slightly in 2000 to 104 from 103 in 1999, both of which are down from 118 in 1998. Pre-tax profit margins fell in 2000 to 26% from 32% in 1999 and 39% in 1998. The decline in the 2000 pre-tax profit margins is primarily attributable to the overall decline in fees, while the associated expenses have risen.

   Historically, workers' compensation has been the major line of business written by the Company in both its Corporate Risk Management and Program Business segments. Generally, competition for workers' compensation business has increased in recent years. The resulting under-pricing of workers' compensation risks by traditional insurers reduced the incentive for insureds to enter alternative market vehicles such as those offered by the Company's Corporate Risk Management segment. Beginning in early 2000, the amount of competition for workers' compensation business declined and pricing began to improve. This was due to poor reported underwriting results in the workers' compensation market.

   As a percentage of total fee income, workers' compensation decreased from over 80% at December 31, 1994 to 53% at December 31, 2000. This is a result of the Company writing accounts in other lines of coverage such as accident and health, commercial auto liability, auto physical damage and other liability coverages, as well as the expansion of the Company's Financial Services segment.

Specialty Brokerage

   The Company's Specialty Brokerage business segment provides access to alternative risk transfer insurers and reinsurers in Bermuda, Europe and the U.S. Fees in this segment grew by 8% to $14.8 million in 2000 as a result of increased business placed in Bermuda and London. Pre-tax profit margins decreased to 31% from 38% in 1999 due to increased operating expenses, but improved from 25% in 1998 as a result of increased revenues.

Financial Services

   The Financial Services business segment provides administrative services primarily to offshore mutual funds and other companies. This segment also includes the Company's family of proprietary mutual funds, asset accumulation life insurance products for the high net worth market and trust and private client services. Financial Services accounted for 14% of total fee income for 2000, up from 11% for 1999 and 9% in 1998. Fees from Financial Services increased primarily as a result of an increase in mutual fund assets under administration from $12.2 billion in 1998 and $21.3 billion in 1999 to $36.7 billion at December 31, 2000. Pre-tax profit margins improved from 4% in 1998 to 7% in 1999 and 18% in 2000 due to these increased fees. Margins in the Financial Services segment have been adversely affected by the executive incentive plan implemented in 1998. The effect of this executive incentive plan ended on December 31, 2000. Excluding the effect of the executive incentive plan, the pre-tax profit margins in this segment would have been 18%, 17% and 22% for the years ended December 31, 1998, 1999 and 2000, respectively.

Underwriting

   Premiums earned increased 40% to $254.5 million in 2000 from $177.7 million in 1999 and $157.3 million in 1998. These increases are attributable to the shift in business from the Corporate Risk Management segment to the Program Business segment and the strong growth within this segment. Program Business usually involves higher premiums than business derived from the Corporate Risk Management segment due to new policies constantly being added by agents. Premiums earned represent the net premiums retained by the Company on which it bears underwriting risk. Historically, the level of premiums earned has been closely matched by the level of total insurance costs, resulting in small amounts of underwriting loss as a percentage of premiums earned. However, in 1999 and 2000, losses incurred under some programs, the charge against reinsurance recoverables and the increases in net loss reserves caused underwriting losses to be higher than historical levels.

   In 2000, the Company established an additional provision of $69.0 million, which was $12.3 million in 1999 and zero in 1998. This provision includes $35.0 million related to actual and anticipated losses incurred due to the failure or unwillingness of a small number of reinsurers to honor their obligations to the Company. While the Company is actively pursuing resolution of these disputes with the reinsurers, the provision reflects what we believe is the likely cost of bringing these matters to a timely resolution. In order to bring these matters to resolution, the Company has included $9.0 million in the provision for estimated legal and other settlement costs. The provision also includes $18.0 million for additional terminated programs, credit exposures and the associated loss development on these programs. Finally, $7.0 million was set up for adverse net loss reserve development on prior underwriting years. The 1999 reserve of $12.3 million relates primarily to provisions established in the third quarter of 1999 on a number of terminated programs.

   Included in premiums earned are assigned risk premiums of $1.2 million in 2000 as compared to $1.8 million in 1999 and $2.5 million in 1998. The underwriting losses associated with these assigned risk premiums, together with other charges imposed by some states on voluntary insurers such as Legion to support involuntary market losses, which are referred to in this prospectus as residual market loads, are passed on by Legion to clients' accounts.

   Other than the risks discussed above, the Company's principal exposure to underwriting loss exists in relation to the premium associated with:

   . the Company's retention of a portion of its main reinsurance treaty, which covers the specific and aggregate excess risk on most of the Company's Corporate Risk Management business written by Legion and some of Legion's Program Business; and

   .   the premium associated with some limited risk programs.

   In connection with its main reinsurance treaty participation, the Company may experience volatility in the underwriting results. The portion of the Company's premiums earned that relate to this risk was $4.1 million in 2000 as compared to $2.4 million in 1999 and $2.1 million in 1998. The Company incurred an underwriting loss of $15.2 million in 2000, $1.6 million in 1999 and $2.4 million in 1998 related to this risk.

   For risks retained under limited risk programs, the Company may experience an underwriting loss, but the volatility of this business is limited in nature. The portion of the Company's premiums earned that relate to this risk was $21.0 million in 2000, as compared with $1.7 million in 1999 and zero in 1998. As a result of this risk, the Company incurred an underwriting loss of $0.4 million in 2000 and zero in each of 1999 and 1998. This increase in limited risk premiums is primarily a result of a restructuring of the Company's Small Business Underwriters program.

Financial and Credit Risk

   The Company generally requires each Corporate Risk Management client to indemnify it against an underwriting loss. The client normally provides collateral for at least the difference between the funds available in that client's account and the level of expected losses as actuarially determined by the Company, although in specified circumstances the collateral level is below the level of expected losses. This is also the case for Program Business clients who participate in an IPC program. For Program Business that does not involve an IPC program, reinsurance protection is purchased by the Company to minimize its underwriting risk. The Company faces a credit exposure in the event that losses exceed their expected level and the client is unable or unwilling to honor its indemnity to the Company. The Company also faces credit exposure on both Program and Corporate Risk Management business if its clients or brokers fail to pay the premium due through failure of the program manager or broker to properly administer the program and through the failure of reinsurers to honor their obligations. Lastly, the Company is exposed to underwriting risk if losses incurred under programs exceed their reinsurance limits or where there is a gap in purchased reinsurance cover.

   In the normal course of operations, the Company establishes provisions as a result of its exposures from some clients and programs. Depending on the nature of the exposure, these provisions generally reduce the amount of reinsurance recoverable and/or accounts receivable or increase the reserve for losses and loss expenses. On an inception-to-date basis, these provisions totaled $28.3 million at December 31, 2000, $18.0 million in 1999 and $7.3 million in 1998. The 1999 and 2000 provisions are net of a reinsurance recovery under a contingency excess of loss policy.

   While the Company evaluates the financial condition of its clients, brokers and reinsurers to minimize its exposure to losses from insolvencies, its exposure to these types of losses has increased significantly due to the following factors:

   . the increase in the number of accounts and their inherent growth in premium volume;

   .   the increase in the clients' aggregate retentions since 1991;

   . the increase in amounts recoverable from reinsurers to $2.3 billion at December 31, 2000 from $1.7 billion at December 31, 1999 and $1.1 billion at December 31, 1998; and

   . competitive factors, which have limited the amount of collateral that clients are willing to provide.

Investment Income

   Gross investment income increased by $7.2 million in 2000 to $43.4 million from $36.2 million in 1999 and $35.2 million in 1998. Net investment income, after adjusting for investment income payable to others, increased by 17% to $39.3 million in 2000 from $33.6 million in 1999 and $29.6 million in 1998. The increase in net investment income for 2000 includes $3.7 million of investment income from a special purpose entity, Endeavour, recorded in the first quarter of 2000. In the second quarter of 2000, the ownership structure of

Endeavour was changed so that it is no longer consolidated on a line by line basis, but is accounted for on an equity basis. The increase in net investment income for 1999 is due, in part, to the inclusion of investment income from one of the Company's programs accounted for as claims deposit liabilities, which added $2.8 million for the year. Net invested assets decreased slightly to $503.6 million in 2000 from $527.1 million in 1999 and $439.3 million in 1998. The yield on these assets was 7.6% in 2000 up from 6.9% in 1999 and 1998. The Company's investment income is produced through the investment of its capital funds, long term debt, other funds held representing amounts due others and reserves held by the Company for unearned premiums and unpaid losses.

Expenses

   The breakdown of expenses for each of 2000, 1999 and 1998 is set forth in Table III.

                              TABLE III--EXPENSES

                              Year Ended December 31,
                      ----------------------------------------
                        2000   Growth   1999   Growth   1998
                      -------- ------ -------- ------ --------
                               (dollars in thousands)
Losses incurred...... $227,155   54%  $147,705   89%  $ 78,258
Acquisition costs....  110,226  114     51,582   98     26,061
                      --------        --------        --------
Total insurance costs  337,381   69    199,287   91    104,319
Operating expenses...  155,453   21    128,524   26    101,687
Interest expense.....   19,192  182      6,807    0      6,819
Other expenses.......    4,188   55      2,701   27      2,119
                      --------        --------        --------
   Total............. $516,214   53%  $337,319   57%  $214,944
                      ========        ========        ========

   The underwriting loss increased to $82.9 million for 2000 as compared to $17.5 million in 1999 and $2.4 million in 1998. The 2000 underwriting loss includes a provision related primarily to reinsurance recoverables in the amount of $69.0 million, pre-tax. Except for this provision, the fluctuations in total insurance costs are the direct result of fluctuations in premiums earned. This resulted in a $60.0 million increase in losses and loss expenses incurred and a $9.0 million increase in acquisition costs, offset by a $22.9 million reduction in income taxes. The 1999 amount includes a provision related to net losses incurred on a number of terminated programs of $12.3 million, pre-tax. Losses incurred also increased in 1999 and 2000 as a result of the decreased use of large deductible policies and the increase in Program Business. Acquisition costs were higher in 2000 due to legal expenses related to reinsurance disputes and increased payroll audit expenses.

   Operating expenses increased 26% to $128.5 million in 1999 and 21% to $155.5 million in 2000. The primary factors responsible for the increases in operating expenses were:

   . the increased cost of administering the Company's highly regulated policy-issuing subsidiaries as the volume of policies issued increased;

   . increased personnel costs in all areas caused by an increase in the number of full time employees from 934 in 1998 to 1,143 in 1999 to 1,373 in 2000. Included in the 2000 increase are additional Program Operations personnel, whose duties include oversight of all managing general agents and implementing exit strategies for poorly performing programs; and

   . the effect of acquisitions, including Avreco, Compfirst's TPA operations, Professional Risk Management Services, Inc., the expansion of captive management operations to the Cayman Islands and the expansion of Financial Services in the U.S. and Ireland.

   Interest expense increased by $12.4 million to $19.2 million for the year over $6.8 million in both 1999 and 1998 as a result of increased debt, higher interest rates and Endeavour interest, offset in part by a reduction in debenture interest.

   The charges for income taxes represent effective tax rates of 11.7%, (0.7)% and 104.0% in 1998, 1999 and 2000, respectively. The reduced tax rate in 1998 and 1999 is due to increased earnings outside of the United States. The tax rate in 2000 reflects the net loss incurred during the year as a result of provisions established on reinsurance recoverables. The Legion Companies, as insurance companies in the United States, are subject to income tax on an accelerated basis and, as a result, a deferred tax benefit was carried on the Consolidated Balance Sheets of $34.5 million in 2000 and $4.2 million in 1999.

Liquidity And Capital Resources

  Investments

   At December 31, 2000, the market value of the Company's total marketable investments was $573.1 million as compared to $607.3 million at December 31, 1999. In accordance with SFAS 115, investments held as available for sale are reported at fair market value with unrealized gains and losses included as a separate component of shareholders' equity. These investments generally consist of investment grade fixed-income securities that we believe are readily marketable and could be liquidated to meet cash requirements, if necessary.

  Cash Flow

   In the first quarter of 2000, the Company repurchased $222.0 million face amount of its zero coupon convertible subordinated debentures due 2015 at a cost of $101.3 million. As a result, the Company incurred an extraordinary loss on the extinguishment of the zero coupon convertible debentures of $4.3 million, net of tax.

   The Company completed the refinancing of its former bridge loan facility in the third quarter of 2000. Amounts outstanding under the bridge loan facility were refinanced with a $180.0 million, three year syndicated bank facility and a private placement of $40.0 million of RHINOS, with a trust organized by Banc of America Securities LLC, $30 million of which RHINOS were converted into the 9 3/8% debentures and $10 million of which were repurchased by the Company in May 2001. The Company is required to make quarterly interest payments on the bank facility at contractually agreed upon rates.

Shareholders' Equity

   Shareholders' equity decreased by 2% to $351.5 million at December 31, 2000 from $358.1 million at December 31, 1999. This decrease was attributable to the net loss in 2000 and dividends paid less the value of shares issued on the exercise of employee stock options. During 2000, the total number of common shares outstanding increased to 41,614,649 from the 1999 level of 41,205,191 mainly as a result of the exercise of employee stock options.

Total Assets

   Total assets increased to $4.9 billion at December 31, 2000, a 20% increase from $4.0 billion at December 31, 1999. Reinsurance recoverable grew from $1.7 billion in 1999 to $2.3 billion in 2000. This increase, which is largely offset by significant development in the reserve for losses and loss expenses, is due to the greater amount of reinsurance utilized in connection with the Company's Program Business. Assets held in separate accounts accounted for $799.8 million, or 16%, of total assets in 2000 and $693.4 million, or 17%, in 1999. As detailed in note 2A to the audited consolidated financial statements, these assets are principally managed assets attributable to participants in the Company's IPC programs.

Inflation

   We do not believe the Company's operations have been materially affected by inflation. The potential adverse impacts of inflation include:

   . a decline in the market value of the Company's fixed maturity investment portfolio;

   . an increase in the ultimate cost of settling claims which remain unresolved for a significant period of time; and

   .   an increase in the Company's operating expenses.

However, the Company generally holds its fixed income investments to maturity and currently believes that an acceptable amount is included in the yield to compensate the Company for the risk of inflation. In addition, any increase from inflation in the ultimate cost of settling unpaid claims will be borne by the Company's clients and offset by investment income earned for the benefit of the client during the period that the claim is outstanding. Finally, the increase in operating expenses resulting from inflation should generally be matched by similar inflationary increases in the client's premium and the Company's fee income, which includes a fee based upon a percentage of the client's premium.

Market Sensitive Instruments

   Market risk generally represents the risk of loss that may result from potential changes in the value of a financial instrument due to a variety of market conditions. The Company's exposure to market risk is generally limited to potential losses arising from changes in the level or volatility of interest rates on market values of investment holdings and on a credit facility. The Company's exposure to movements in exchange rates and equity prices is limited. The Company does not hold or issue significant derivative financial instruments for trading or speculative purposes.

  a) Interest Rate Risk

   Interest rate risk results from the Company' holdings in interest-rate-sensitive instruments. The Company is exposed to potential losses arising from changes in the level or volatility of interest rates on fixed rate instruments held. The Company is also exposed to credit spread risk resulting from possible changes in the issuer's credit rating. To manage its exposure to interest rate risk, the Company attempts to select investments with characteristics that match the characteristics of the related insurance and contract holder liabilities. Additionally, the Company generally only invests in higher-grade interest bearing instruments.

   The Company is also exposed to interest rate risk on the $180.0 million credit facility, which, as of December 31, 2000, bore interest at LIBOR plus 0.95%. The proceeds of the credit facility were used to refinance the $217.0 million outstanding under a bridge loan facility.

  b) Foreign Exchange Risk

   When the Company invests in non-U.S. dollar denominated financial instruments, it is subject to exposure from exchange rate movements. This risk arises from the possibility that changes in foreign exchange rates will impact adversely upon the value of financial instruments. Due to the Company's limited holdings of non-U.S. dollar denominated investments, management does not believe the Company is exposed to a material risk from exchange rate movements.

  c) Equity Price Risk

   Equity price risk arises from fluctuations in the value of securities held. Changes in the level or volatility of equity prices affect the value of equity securities held by the Company. Management does not believe the Company is exposed to a material risk from changes in equity prices due to its limited investment in equity securities.

   The tables below provide information about the Company's available for sale investments that are sensitive to changes in interest rates at December 31, 2000 and 1999, respectively. The tables present expected cash flows and related weighted-average interest rates by expected maturity dates. Separate account assets and liabilities are not included in this analysis as gains and losses related to these accounts generally accrue to the program holders.

There were no material quantitative changes in market risk exposure between the current and preceding fiscal year with respect to available for sale investments.

YEAR ENDED DECEMBER 31, 2000--EXPECTED MATURITY DATE

                                                                                   Fair
                               2001  2002   2003   2004   2005   Thereafter Total  Value
                               ----  -----  -----  -----  -----  ---------- ------ ------
                                                 (dollars in millions)
Investments available for sale $9.8  $35.0  $29.5  $22.8  $15.1    $196.2   $308.4 $304.9
Average interest rate.........  5.2%   6.3%   7.0%   6.6%   6.6%      6.4%

YEAR ENDED DECEMBER 31, 1999--EXPECTED MATURITY DATE

                                                                                    Fair
                               2001   2002   2003   2004   2005   Thereafter Total  Value
                               -----  -----  -----  -----  -----  ---------- ------ ------
                                                  (dollars in millions)
Investments available for sale $29.3  $40.5  $50.1  $50.3  $52.3    $137.8   $360.3 $352.3
Average interest rate.........   5.9%   6.6%   6.3%   6.7%   7.1%      6.4%

Acquisitions

   In October 2000, the Company announced the acquisition of a few entities associated with the American Psychiatric Association's professional liability program. The entities acquired include a Barbados insurance company, an onshore risk retention group and Professional Risk Management Services, Inc., also referred to in this prospectus as PRMS, a Virginia based managing general agent with special expertise in behavioral health-care liability and risk management. PRMS is responsible for the marketing, underwriting and claims administration associated with the professional liability program. Legion has been the program's primary insurance carrier since 1988 and will continue to issue coverage for the program.

   During the year, the Company also entered into an agreement to acquire Valmet Group Ltd., also referred to in this prospectus as Valmet. Valmet is an independent fiduciary company, providing trust and corporate services through offices in the Isle of Man, Amsterdam, Geneva, Gibraltar, Cyprus, Dublin and Mauritius. Valmet employs 122 people and earned revenues of approximately $13.7 million in 2000. This transaction was completed in January 2001.

                                   BUSINESS

The Company

   Mutual Risk Management Ltd., incorporated in 1977 and headquartered in Bermuda, provides insurance and financial services and is a leading worldwide provider of alternative market services to buyers of commercial insurance. The alternative market is an alternative to traditional commercial insurance that allows companies to self-insure a significant amount of their loss exposure, transferring only the unpredictable excess risk to insurers. Services we provide include designing and implementing risk financing programs, issuing insurance policies, managing a client's captive insurance company or providing access to one of our "rent-a-captive" entities, arranging reinsurance coverage and providing or coordinating the purchase of loss prevention and claims administration services. We may issue policies on behalf of clients through one of our Legion Companies. We are also a leading provider of services to offshore mutual funds and other companies.

   Historically, the majority of our business did not involve the assumption of significant underwriting risk, and a substantial amount of our revenues was derived from fee-based income. However, we changed our strategic direction in one of our four primary business lines during 2001 and are transitioning that line to a business segment that will focus on underwriting specialty commercial insurance. Although revenue from premiums earned is expected to increase as a result of this new strategy, we believe that fee-based business will continue to generate a significant portion of our revenues. For the nine months ended September 30, 2001, fee income totaled $99.1 million or 28% of total revenues.

   Our business now consists of four distinct business segments. Three of these segments generate revenues through fee income. The fourth segment, Specialty Insurance, generates revenues from premiums and, to a lesser extent, from fee income.

Corporate Risk Management.   We are a leading provider of services for the
alternative market through our Corporate Risk Management segment. Corporate Risk Management, our original business line from our formation in 1977, involves providing services to businesses and associations seeking to insure a portion of their risk in an alternative market structure. The benefits of alternative market techniques may include lower and more stable costs, greater control over the client's risk management program and an increased emphasis by the client on loss prevention and loss control. We earn our fees by designing and implementing risk financing and loss control programs for medium and large sized companies that seek to self-insure a portion of their insurable risk and by providing consulting, accounting, administrative, investment management and regulatory services. Typically, one of our insurance companies issues an insurance policy to the customer, and we then reinsure the portion of the risk that the client wishes to self-insure to either the client's captive insurance company or a "rent-a-captive" company in which the underwriting results are for the client's account. The excess risk is reinsured to a third-party reinsurer. Our use of reinsurance means that we do not retain significant underwriting risk in these programs. This segment accounted for 41.7% of fee income for the nine months ended September 30, 2001.

Financial Services. We established our Financial Services segment in 1996 with the acquisition of The Hemisphere Group Limited. The Financial Services segment provides administrative services to close to 400 offshore mutual funds and other companies and trusts. We also offer a proprietary family of mutual funds as well as asset accumulation life insurance products for the high net worth market. This segment accounted for 38.2% of fee income for the nine months ended September 30, 2001.

Specialty Brokerage. Our Specialty Brokerage segment specializes in placing reinsurance for captive insurance companies and placing coverage with excess liability and corporate officers' and directors' liability carriers. We also use our Specialty Brokerage segment to place reinsurance in connection with our Corporate Risk Management and Specialty Insurance businesses. This segment accounted for 14.2% of fee income for the nine months ended September 30, 2001.

Specialty Insurance. Our Specialty Insurance segment replaces our former Program Business segment, in which we insured specialty books of commercial insurance but ceded the majority of the risk to third-party reinsurers, in essence acting as a conduit between producers of the business and reinsurers wanting to write the business. In response to problems we encountered in our Program Business model and changes in market conditions and the pricing environment, we have begun to increase the risk we retain, focusing on those programs which have historically shown significant profitability and running off the less profitable programs. We now seek to earn income from assuming underwriting risk as well as from generating fees for services provided. This segment accounted for 5.9% of fee income for the nine months ended September 30, 2001.

   For the year ended December 31, 2000 and the nine months ended September 30, 2001, our total revenues were $390.2 million, as adjusted to reflect the new accounting presentation, and $354.0 million, respectively. Of our total revenues during these periods, 25.6%, as adjusted to reflect the new accounting presentation, and 28.0%, respectively, were derived from fee income. As of September 30, 2001, we had shareholders' equity of $374.7 million and total assets of $5,512.5 million, $648.3 million of which was in our investment portfolio.

   Our principal executive offices are located at 44 Church Street, Hamilton HM 12 Bermuda, and our telephone number is (441) 295-5688.

Insurance Services

   The structure of our programs places most of the underwriting risk with our clients or reinsurers. For regulatory and other reasons, however, we are required to assume a limited amount of risk. Historically, we have sought to limit this risk to the minimum level feasible. This approach to risk distinguished us from typical property/casualty companies, which assume significant levels of underwriting risk as part of their business. We sought to earn a profit from fees for services provided rather than from underwriting risk. Commencing in 2001, we began to increase the amount of underwriting risk we retain. This change in our approach reflects improved pricing in the property/casualty insurance market and a desire to reduce the amount of our reinsurance recoverables.

   We market our services exclusively to retail insurance brokers and consultants representing clients. The services offered to clients in connection with our products typically include the following:

   .   design and implementation of a risk financing program;

   . issuance of an insurance policy by one of our Legion Companies, which include Legion Insurance, Legion Indemnity and Villanova;

   . use of our IPC program, as the vehicle within which to fund a chosen portion of the client's risk or, alternatively, the management by us of the client's captive insurance company;

   . brokering to unaffiliated reinsurers the excess risk which the client chooses not to fund and, in some cases, arranging for insurers, other than Legion Insurance Company, to issue the original insurance policy; and

   . coordinating the purchase, on behalf of the client, of loss prevention, loss control and claims administration services from unaffiliated providers.

   One of our major products is the IPC program. This program allows the client to retain a significant portion of its own loss exposure without the administrative costs and capital commitment necessary to establish and operate its own captive insurance company. The actual amount of underwriting profit and investment income produced by the client's IPC program is returned to the client, creating a direct incentive for it to engage in loss prevention and loss control in order to reduce the overall cost of financing its loss exposures.

Lines of Business

   Our programs can be utilized by clients for many lines of insurance. In 2000, approximately 53% of our fee income was derived from workers' compensation insurance. During the 1980's and through 1993, workers' compensation presented many employers with substantial problems due to cost increases and the limited availability of commercial coverage in some states. Workers' compensation costs accelerated rapidly because of:

   . the general level of medical cost inflation, as medical costs generally amount to 40% or more of all workers' compensation costs;

   . an increase in the number of workers' compensation claims which resulted in litigation;

   .   a broadening of injuries which are considered to be work-related; and

   .   an increase in state mandated benefit levels.

   Since 1993, workers' compensation reforms have been occurring in a number of states, most notably in California, which have addressed many of these issues. A number of markets have seen a significant decline in premium rates due to new capacity entering the market subsequent to these reforms. These lower premium rates have reduced the fees we earn on our programs as fees are based on premiums.

Notwithstanding the changes in the market, workers' compensation continues to be suitable for the alternative market because many states set rates or enforce minimum rate laws which prohibit the commercial insurance market from offering premium discounts to insureds with favorable loss experience. This causes these clients to seek an alternative method of funding their workers' compensation exposure, which rewards their status as a preferred risk. In addition, workers' compensation involves relatively frequent, predictable levels of loss, which are the type favored by clients for alternative market insurance programs. Workers' compensation rates have been increasing in many markets in 2000 and 2001.

   In addition to workers' compensation, our programs are utilized for accident and health insurance and other casualty insurance lines such as medical malpractice, general liability and commercial auto liability.

   At September 30, 2001, we had a total of 1,557 employees.

Marketing--Commonwealth Risk Services

   Our wholly owned subsidiary, Commonwealth Risk Services, also referred to as CRS, markets our services in the United States, Canada and Europe to insurance brokers and consultants representing clients. CRS also designs risk financing programs for potential clients in conjunction with their insurance brokers and consultants. Through offices in Philadelphia and California, CRS markets these services using direct mail, advertising, seminars and trade and industry conventions.

   CRS seeks to become actively involved with the insurance broker in the presentation of our services to potential clients and maintains a direct relationship with the client after the sale. CRS assists brokers in the design and implementation of risk financing programs, although the extent of this involvement depends on the size, experience and resources of the particular broker. Members of the CRS staff frequently provide supporting promotional materials and assist in the preparation of financial analyses, comparing the net present value, after-tax cost of an IPC program with alternative approaches. Representatives of CRS seek to be present at meetings with potential clients to explain how the IPC program works, including how the reinsurance is handled, how funds are invested and how underwriting profits and investment income are returned.

The Insurance Profit Center Program

   In 1980, we developed a program which provides clients with a facility for managing their insurance exposures. This type of structure is frequently referred to as a rent-a-captive, although the facility has many significant differences from a captive insurance company. The facility was designed to provide some of the benefits available through captive insurance companies without the administrative cost and capital commitment necessary to establish and operate a captive insurance company. Since the IPC program involves a retention of risk by the client, it encourages the implementation of risk management and risk reduction programs to lower the losses incurred.

   The IPC program is appropriate for corporations and associations which generate $750,000 or more in annual premiums. Typically, clients which use an IPC program are profitable and have adequate working capital, but generate insufficient premium to consider, or are otherwise unsuitable for, a wholly owned captive.

   Return on the IPC program is a function of the loss experience of the insured. The principal benefits of the IPC program to the client are:

   . a reduction of the net present value, after-tax cost of financing the client's risks;

   . a lower commitment of funds than would be necessary to capitalize and maintain a captive insurance company;

   .   access to commercial reinsurance markets for the client's excess risk;
       and

   . program structure that is customized, flexible and relatively easy to implement.

   We operate the IPC program from offices in Bermuda. The Bermuda office is involved in designing, negotiating and administering IPC programs and reviews each prospective client, negotiates the shareholder's agreement with the client and the reinsurance agreement with the Legion Companies or another policy-issuing company. One of the Company's non-U.S. insurance companies, also referred to collectively as the IPC Companies, receives and invests premiums, administers policy claims, establishes reserves, provides quarterly financial reports to clients and, ultimately, returns the underwriting profit and investment income to the client as preferred share dividends.

   The funds of each IPC program are invested by our subsidiary, Mutual Finance Ltd., using the services of professional investment advisors.

   In connection with the IPC programs, neither the Legion Companies nor the IPC Companies underwrite risk in the traditional sense. Rather, their function is to ensure that substantially all of the underwriting risk of the client is either retained by the client in the IPC program or its captive insurance company, as the case may be, or transferred to unaffiliated reinsurers. In the event that the IPC Company sustains an underwriting loss on a program which exceeds that program's investment income, the IPC Company recovers this loss from the client. Since the client has generally collateralized the IPC Company for at least the difference between the funds available in that client's IPC program and the level of currently expected losses by cash or a letter of credit, the IPC Company should not be affected by the bankruptcy of a client. In the event, however, that the IPC Company is unable to recover the full amount of its loss from the cash collateral or the letter of credit, the IPC Company would seek to recover from the client pursuant to the indemnity provisions of the shareholder's agreement. As of December 31, 2000, we maintained a provision of $8.8 million against losses that may occur on those programs where we may be forced to rely solely on the client's indemnity.

   In addition to programs for corporate clients, we also offer an association IPC program, which allows smaller insureds to collectively take advantage of the financial benefits available to larger corporate insureds individually.

The Legion Companies

   Legion Insurance is domiciled in Pennsylvania and is admitted to write primary insurance, often called being admitted or writing insurance on an admitted basis, in all 50 states of the United States, the District of Columbia and Puerto Rico. Legion Indemnity is domiciled in Illinois, is an admitted insurer in Illinois and is an authorized surplus lines insurer in 42 states, the District of Columbia, Guam and the Virgin Islands. An authorized surplus lines insurer writes specialty property and liability coverage when the specific specialty coverage is unavailable from admitted insurers. Villanova is domiciled in Pennsylvania and admitted to write primary insurance in 43 states.

   In our Corporate Risk Management business segment, one of the Legion Companies issues an insurance policy to the client, which either fulfills a legal requirement that the client have a policy from a licensed insurer or satisfies a business need the client may have for an admitted policy. The client and the Legion Company determine the level of exposure the client wishes to retain and the Legion Company transfers the specific excess risk and the aggregate excess risk beyond that retention to unaffiliated reinsurers. The Legion Company then reinsures the client's chosen retention to one of the IPC Companies or to the client's captive insurance company. In some cases, the Legion Company may issue a large deductible type policy through which the client pays claims up to its chosen retention directly. Payments within the deductible are covered by a deductible reimbursement policy issued by one of the IPC Companies. In either type of policy, the Legion Company retains only a relatively small portion of the risk on each program for its own account.

   Historically, the Legion Company, in Program Business, replaced traditional insurers as the conduit between producers of specialty books of business and reinsurers wishing to write that business. Beginning in 2001, Legion has significantly increased its risk retention on selected programs where it believes it can earn an underwriting profit.

   For the Corporate Risk Management business, the Legion Companies have established a reinsurance treaty with unaffiliated reinsurers to transfer the specific and aggregate excess risk above the client's retention. The client's retention is negotiated separately for each program and reflects the amount of risk the client wishes to retain for its program on both a specific and aggregate basis. Historically, for Program Business Legion typically purchased a separate reinsurance treaty, both on a quota share and a specific and aggregate excess of loss basis, in respect of each program. It is the Legion Companies' policy to place substantially all reinsurance with unaffiliated commercial reinsurers whose ratings from A.M. Best Company are A- or higher at the time of placement. At September 30, 2001, the largest reinsurance recoverable from unaffiliated commercial reinsurers was $336.3 million from Lloyd's of London, $290.8 million from Transatlantic Reinsurance Company, a participant on several layers of specific and aggregate reinsurance with respect to various of our Program and Corporate Risk Management business and substantially all of our American Psychiatric Association program, $280.9 million from GE Reinsurance Corp., which is a reinsurer on several current treaties, $155.6 million from Hannover Ruckversicherungs AG and $145.0 million from American Re-insurance Company, which are both reinsurers on several current treaties. As of September 30, 2001, GE Reinsurance Corporation is rated A++, Transatlantic is rated A++, Hannover Ruckversicherungs AG is rated A+ and American Re-insurance is rated A++ by A.M. Best Company.

   In order to take regulatory credit for reinsurance ceded to one of the IPC Companies or to a captive insurance company, the Legion Company must receive a letter of credit for the amount of the insurance reserves ceded since the companies to which the reinsurance is ceded are not licensed reinsurers in any state of the United States. The letter of credit must be issued or confirmed by a bank which is a member of the U.S. Federal Reserve System. At September 30, 2001, the Legion Companies had $397.6 million of letters of credit, of which $243.8 million was supplied by the IPC Companies. Legion Insurance, Legion Indemnity and Villanova are also subject to other regulation by the insurance departments of Pennsylvania, Illinois and other states where they are licensed.

   The Legion Companies wrote gross statutory premiums of $1.4 billion during 2000 and had statutory capital of $378.4 million as of December 31, 2000. The Legion Companies wrote gross statutory premiums of $1.2 billion during the nine months ended September 30, 2001 and had 142 programs and statutory capital of $448.0 million as of September 30, 2001.

Specialty Insurance

   Our Specialty Insurance segment replaces our former Program Business segment, in which we insured specialty books of commercial insurance but ceded the majority of the risk to reinsurers, in essence acting as a conduit between producers of the business and reinsurers wanting to write the business. In response to problems we encountered in our Program Business model and changes in market conditions and the pricing environment, we have begun to increase the risk we retain, focusing on those programs that have historically shown significant profitability while running off the less profitable programs. We have hired a senior executive to be the chief underwriting officer of the Legion Companies with responsibility for implementing this change in strategy. The focus of the Specialty Insurance business will be property casualty business, with workers compensation insurance, auto and general liability insurance being the predominant lines. We will, however, write other lines such as professional indemnity insurance and accident and health business. We now seek to earn income from assuming underwriting risk as well as from generating fees for services provided. This segment accounted for 5.9% of fee income for the nine months ended September 30, 2001.

Specialty Brokerage

   Our Specialty Brokerage segment specializes in placing reinsurance for captive insurance companies and placing coverage with excess liability and corporate officers' and directors' liability carriers. We also use our Specialty Brokerage segment to place reinsurance in connection with our Corporate Risk Management and Specialty Insurance businesses.

   In 1991, we acquired a 51% interest in a newly-formed London reinsurance brokerage firm, MRM Hancock Limited. MRM Hancock specializes in the placement of reinsurance for captive insurance companies in the London market, including Lloyd's of London. In 1996, we acquired the remaining 49% of MRM Hancock from the management of MRM Hancock and General International Ltd., a Bermuda insurance subsidiary of General Motors Corporation. MRM Hancock is now a wholly-owned subsidiary. In July 1992, we acquired Park International Limited, a Bermuda broker specializing in placing coverage with Bermuda-based excess liability and corporate officers' and directors' liability carriers. In 1998, we acquired H&H Reinsurance Brokers, Ltd., a Bermuda-based specialty reinsurance broker that was part of the IAS Group, a group of companies that was acquired by MRM in 1998. During 1999, we combined all of our brokerage business into one unit to better coordinate the specialty brokerage activities and to improve customer service.

Financial Services

   In July 1996, we acquired The Hemisphere Group Limited, a Bermuda financial services company. Hemisphere, which had been in business since 1980, has three active subsidiary operations in Bermuda providing company management, corporate secretarial, fund administration and trust management services. With a total staff of 264, Hemisphere had 394 mutual fund clients as of September 30, 2001. In addition, Hemisphere administers investment holding companies, trading companies and trusts. In 1998, Hemisphere expanded its operations to Dublin, Ireland and Boston, Massachusetts in order to service the European offshore and US hedge fund industry, respectively.

   During 1997, Hemisphere expanded its trust operations by acquiring Hugo Trust Company based in Jersey in the Channel Islands. Hemisphere Trust (Jersey) Limited, which is comprised of Hugo Trust Company and Augres Trust Company, provides a base to develop European based trust business and had revenues of $2.5 million in 2000. As discussed previously, in January 2001, we acquired Valmet and have combined our trust businesses under a new Bermuda company, Mutual Trust Management Ltd.

   In January 1997, we incorporated MRM Life Ltd. in Bermuda to provide life insurance and related products, including annuities and variable annuities. We began marketing these products in the fourth quarter of 1997. All of the Company's life products are variable and accordingly we do not bear interest rate risk. Virtually all of the mortality exposure is reinsured by the Company to life reinsurers.

Competition

   Our insurance services compete with self-insurance plans, captive insurance companies managed by others and a variety of risk financing insurance policies. We believe that the IPC program is the largest independent alternative market facility that is not affiliated with either a major retail insurance broker or a major insurance company. We face significant competition in marketing the IPC program from other risk management programs offered by U.S. insurance companies, from captive insurance companies for large insureds and from rent-a-captives organized by large insurance companies and brokers.

   The primary basis for competition among these alternative risk management vehicles varies with the financial and insurance needs and resources of each potential insurance buyer. The principal factors that are considered include an analysis of the net present value, after-tax cost of financing the client's expected level of losses, the amount of premium and collateral required, the attachment point of excess coverage provided in the event losses exceed expected levels, as well as cash flow and tax planning considerations and the expected quality and consistency of the services to be provided. Some insureds may also consider financial strength ratings. We believe that for insureds with financial characteristics and loss experience lending themselves to an IPC program, the IPC Companies compete effectively with other risk financing alternatives. Our insurance subsidiaries all currently have financial strength ratings of "A- (Excellent)" from A.M. Best Company and "A- (Strong)" from Standard & Poor's Ratings Services. However, in December 2001, A.M. Best and Standard & Poor's placed the financial strength ratings of the Legion Companies under review with negative implications. A.M. Best and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders. These ratings are not evaluations directed to investors and are not recommendations to buy, sell or hold our securities.

                                  MANAGEMENT

Directors and Executive Officers

   The directors and executive officers of the Company are listed below. Directors are elected by the shareholders to staggered three year terms subject to the provisions of the Company's Bye-Laws. The Company's Board of Directors appoints the Company's officers, who serve until the meeting of the Board following the next annual general meeting of shareholders or until their successors are appointed and qualify.

Name                     Age                       Position
----                     ---                       --------
Robert A. Mulderig...... 48  Chairman and Chief Executive Officer and Director
John Kessock, Jr........ 52  President and Director
Richard G. Turner....... 51  Executive Vice President and Director
Glenn R. Partridge...... 47  Executive Vice President and Director
Douglas Boyce........... 51  Senior Vice President and Chief Underwriting Officer
Paul D. Watson.......... 43  Senior Vice President and Chief Operating Officer
Richard E. O'Brien...... 44  Senior Vice President and General Counsel
James C. Kelly.......... 47  Senior Vice President and Chief Financial Officer
Angus H. Ayliffe........ 32  Controller
K. Bruce Connell........ 48  Director
Roger E. Dailey......... 67  Director
David J. Doyle.......... 48  Director
Arthur E. Engel......... 55  Director
Michael P. Esposito, Jr. 62  Director
William F. Galtney, Jr.. 49  Director
Fiona E. Luck........... 44  Director
Jerry S. Rosenbloom..... 62  Director
Norman L. Rosenthal..... 50  Director
Joseph D. Sargent....... 72  Director
A. Wellford Tabor....... 32  Director

   Robert A. Mulderig has been Chairman and Chief Executive Officer of the Company since 1982. He is Chairman of Legion and a director of The Galtney Group, Inc. and The Bank of N.T. Butterfield & Sons Ltd. Mr. Mulderig also serves as a director or officer of a number of unaffiliated captive insurance companies to which the Company provides management services. Mr. Mulderig's term as a director expires in 2002.

   John Kessock, Jr. has been President of the Company since 1991 and is President of Mutual Group Ltd. and Legion. He has been primarily responsible for marketing the Company's programs since 1979. Mr. Kessock is Chairman of Commonwealth Risk Services L.P., also referred to in this prospectus as CRS, and the IPC Companies. He is also a director of Ward North America, Inc. Mr. Kessock's term as a director expires in 2002.

   Richard G. Turner has been a director of the Company since 1990. He has been an Executive Vice President of the Company since 1995, President of CRS since 1984 and was Vice President of Marketpac International, a subsidiary of American International Group from 1979 to 1984. Mr. Turner is also a director of Colonial Penn Insurance Company and a director of Ward North America, Inc. Mr. Turner's term as a director expires in 2004.

   Glenn R. Partridge was elected Executive Vice President in March 1995 and director of the Company in 1990. Mr. Partridge is also Executive Vice President of Legion. From 1983 to 1987, Mr. Partridge was Vice President of Commonwealth Risk Services, Inc. Prior thereto he was employed in various underwriting positions at General Reinsurance Corporation. Mr. Partridge's term as a director expires in 2002.

   Douglas Boyce joined MRM in September 2001 as a Senior Vice President of the Company and as Executive Vice President, Chief Underwriting Officer of the Legion Companies. Mr. Boyce is the Company's senior underwriting officer with responsibility for corporate risk management, specialty insurance and ceded reinsurance business. Prior to joining the Company, Mr. Boyce was Division Executive at Lexington Insurance Company, a subsidiary of American International Group, Inc. His career spans 29 years with senior underwriting and claims positions at CNA, State Farm and Interstate Insurance Group, a division of the Fireman's Fund.

   Paul D. Watson has been Senior Vice President since 1995 and Chief Operating Officer of MRM since 1999. Prior to then, he was Vice President of MRM since March 1991 and President of the IPC Companies from July 1992 until December 1998. Mr. Watson has held various management and accounting positions since joining MRM in 1986.

   Richard E. O'Brien has been Senior Vice President and General Counsel of MRM since 1995. Mr. O'Brien was a partner in the law firm of Dunnington, Bartholow & Miller, New York, from 1989 to 1995.

   James C. Kelly was reappointed Senior Vice President and Chief Financial Officer of the Company on an interim basis in January 2002. During 2001, Mr. Kelly served as consultant to the Company after resigning as Senior Vice President and Chief Financial Officer of MRM at the end of 2000. Previously, Mr. Kelly served as Senior Vice President and Chief Financial Officer from May 1995 to December 2000, as Vice President and Chief Financial Officer since March 1991 and as Vice President and Controller since 1985.

   Angus H. Ayliffe has been Controller of the Company since 2000 and was designated principal accounting officer in January 2002. Prior to that he was Director, Secretary and Vice President Administrative and Finance of Terra Nova (Bermuda) Insurance Company from 1998 to 2000 and Project Accountant for Terra Nova Insurance Company Ltd. from 1996 to 1998.

   K. Bruce Connell became a director in 2001. He has been Executive Vice President and Group Underwriting Officer, XL Capital Ltd. since 1990; prior to XL he was Vice President of the Trenwick Group where he was responsible for the facultative casualty underwriting operation. His term as a director expires in 2004.

   Roger E. Dailey became a director in 1985. He was a Vice President of Equifax, Inc. for more than five years until retirement in 1993. Mr. Dailey is currently a self employed consultant. His term as a director expires in 2003.

   David J. Doyle became a director in 1977. He is a partner in the law firm of Conyers Dill & Pearman, Hamilton, Bermuda where he specializes in international corporate matters with particular emphasis on insurance law. He is also a director of Bermuda subsidiaries of the Company. Prior to March 1996, Mr. Doyle was a partner in the law firm of Appleby, Spurling & Kempe. His term as a director expires in 2003.

   Arthur E. Engel became a director in 1985. He has been a Principal of The Marine Group, LLC since 1997 and has been a director of Mutual Indemnity Ltd. since 1981. His term as a director expires in 2003.

   Michael P. Esposito, Jr. became a director in 2001. He has been Chairman of the Board of XL since 1995 and a Director of XL since 1986 and Chairman of Inter-Atlantic Capital Partners, Inc. from 1998 to 2000. Mr. Esposito served as Chief Corporate Compliance, Control and Administration Officer of the Chase Manhattan Corporation from 1991 to 1995, having previously served as Executive Vice President and Chief Financial Officer from 1987 to 1991. He also served as a director of Mid Ocean Limited from 1995 to 1998 and currently serves as a director of Annuity and Life Re (Holdings), Ltd., Arch Capital Group Ltd., Forest City Enterprises and Cybersettle. His term as a director expires in 2004.

   William F. Galtney, Jr. became a director in 1988. He has been Chairman, Chief Executive Officer and Director of The Galtney Group, Inc. since 1988 and is a director of Everest Re Group, Ltd. His term as a director expires in 2004.

   Fiona E. Luck became a director in 2001. She has been Executive Vice President--Group Operations, of XL since July 1999. Ms. Luck was Executive Vice President for Financial Lines and Joint Ventures at ACE Bermuda from 1997 to 1999 and during the period 1983 to 1997, Ms. Luck held a number of progressively senior management positions with Marsh & McLennan. In 1992, Ms. Luck was elected a Managing Director of Marsh & McLennan Inc and was selected to head the Global Broking operations in Bermuda. Her term as a director expires in 2002.

   Jerry S. Rosenbloom became a director in 1991. He has been Frederick H. Ecker Professor of Insurance and Risk Management and Academic Director, Certified Employee Benefit Specialist Program at the Wharton School, University of Pennsylvania since 1974. Mr. Rosenbloom is also a director of Annuity and Life Re (Holdings) Ltd., Harleysville Insurance Group and a Trustee of Century Shares Trust. His term as a director expires in 2004.

   Norman L. Rosenthal became a director in 1997. He has been President of Norman L. Rosenthal & Associates, Inc. since August 1996, was a Managing Director of Morgan Stanley & Co., Inc, from January 1992 until July 1996 and has been a director of Plymouth Rock Assurance Company since July 1998. His term as a director expires in 2003.

   Joseph D. Sargent became a director in 1988. He has been Chairman of Bradley, Foster & Sargent, Inc since 1994 and is also a director of Trenwick Group, Inc. and Command Systems, Inc. His term as a director expires in 2003.

   A. Wellford Tabor became a director in 2001. He has been a Principal in First Union Capital Partners LLC since 2000. He was President of Amvest Capital, LLC from January 2000 to May 2000 and a director at the Beacon Group from July 1995 to January 2000. His term as a director expires in 2004.

                            PRINCIPAL SHAREHOLDERS

   As of December 31, 2001, the Company had outstanding 41,633,175 common shares, par value $.01 per share. Each common share is entitled to one vote.

   The following table sets forth information regarding beneficial ownership of the common shares as of January 8, 2002, except as otherwise indicated, by each person who is known by the Company to own beneficially more than 5% of the common shares, by each of the Company's directors, by each of the executive officers who were named as the most highly compensated officers in the Company's proxy statement, dated July 10, 2001, and by all executive officers and directors as a group.

                                                                  Shares Beneficially Owned (1)
                                                                  ----------------------------
                                                                      Number          Percent
                                                                     ---------      -------
XL Capital Ltd. (2).............................................. 9,417,757           18.5%
  XL House
  One Bermudian Road
  Hamilton HM 11 Bermuda
First Union Corporation (3)...................................... 4,606,822           9.97%
  One First Union Center
  301 South College Street
  Charlotte, NC 28288-0732
Reich & Tang Asset Management, LLC (4)........................... 4,129,438            9.9%
  600 Fifth Avenue
  New York, NY 10020
Pimco Advisors L.P. (5).......................................... 3,936,100            9.4%
  888 San Clemente Drive, Suite 100
  Newport Beach, CA 92660
Smithfield Fiduciary LLC, (6).................................... 3,571,428            7.9%
  Highbridge International LLC,
  Highbridge Capital Corporation
  The Anchorage Centre, 2nd Floor
  Harbor Drive, George Town
  Grand Cayman, Cayman Islands,
  British West Indies; and
  Highbridge Capital Management, LLC
  9 West 57th Street, 27th Floor
  New York, New York 10019
J & W Seligman & Co. Incorporated (7)............................ 2,709,843            6.9%
  100 Park Avenue, 8th Floor
  New York, NY 10006
High Ridge Capital Partners II, L.P. (8)......................... 2,591,338           5.86%
  105 Rowayton Avenue
  Rowayton, CT 06853
Franklin Resources, Inc. (9)..................................... 2,546,063           6.12%
  777 Mariners Island Blvd.
  San Mateo, CA 94404
FMR Corp. (10)................................................... 2,320,900            5.6%
  82 Devonshire Street
  Boston, MA 02109
Robert A. Mulderig (11).......................................... 1,401,852           3.37%
John Kessock, Jr. (12)...........................................   899,246           2.16%
Glenn R. Partridge (13)..........................................   337,775              *
Richard G. Turner (14)...........................................   330,926              *
James C. Kelly (15)..............................................   113,999              *
K. Bruce Connell.................................................       372              *
Roger E. Dailey (16).............................................    76,445              *
David J. Doyle (17)..............................................        --             --
Arthur E. Engel (18).............................................   236,192              *
Michael P. Esposito, Jr..........................................    97,300              *
William F. Galtney, Jr. (19).....................................   230,390              *
Fiona E. Luck....................................................       372              *
Jerry S. Rosenbloom (16).........................................    77,872              *
Norman L. Rosenthal (20).........................................    70,004              *
Joseph D. Sargent (16)...........................................    81,192              *
A. Wellford Tabor................................................     1,081              *
All directors and executive officers as a group (21 persons) (21) 4,321,486          10.27%

--------
* Indicates less than 1%
 (1) Includes common shares and common shares issuable pursuant to the conversion of the 9 3/8% debentures and the exercise of warrants and options to acquire common shares that are exercisable within 60 days of October 31, 2001. The beneficial ownership of the Series A voting preferred shares, which have been issued as a unit with the 9 3/8% debentures and which will be surrendered upon conversion of the 9 3/8% debentures, is not separately included.
 (2) Based on Schedule 13D of XL Capital Ltd., dated May 29, 2001. Includes 7,500,000 common shares issuable upon conversion of the 9 3/8% debentures and a warrant to purchase 1,632,043 common shares, which are owned by XL Insurance Ltd., a wholly-owned subsidiary of XL Capital Ltd. Also includes 285,714 common shares issuable upon conversion of the 9 3/8% debentures beneficially owned by Robert Mulderig for which XL has sole voting power through a voting proxy.
 (3) Based on Schedule 13G of First Union Merchant Banking 2001, LLC, dated May 25, 2001. The common shares are held by First Union Merchant Banking 2001, LLC, which is a subsidiary of First Union Corporation, of which First Union Corporation owns 99% and FUCP Management Company LLC, an unaffiliated entity, owns 1%. Includes 4,342,857 common shares issuable upon conversion of 9 3/8% debentures and a warrant to purchase 263,965 common shares.
 (4) Based on Schedule 13F of Reich & Tang Asset Management, LLC, for the quarter ended September 30, 2001. Reich & Tang Asset Management, LLC is a registered investment advisor and has sole dispositive power over the common shares. Based on Amendment No. 1 to Schedule 13G, dated May 15, 2001, Reich & Tang Asset Management, LLC disclaims beneficial ownership in 174,450 common shares, which were owned or controlled by H. Axel Schupf, a managing director of the H.A. Schupf & Co. division of Reich & Tang Asset Management, LLC as of the date of the filing.
 (5) Based on Amendment No. 1 to Schedule 13F of Pimco Advisors L.P. for the quarter ended September 30, 2001.
 (6) Based on Schedule 13G of Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Corporation and Highbridge Capital Management, LLC, dated December 10, 2001, filing as a group pursuant to a Joint Filing Agreement filed with the Schedule 13G. Smithfield Fiduciary, Highbridge International, Highbridge Capital Corporation and Highbridge Capital Management have shared voting and dispositive power over the common shares. Includes 3,571,428 common shares issuable upon conversion of the $25 million of 9 3/8% debentures purchased by the group on November 30, 2001.
 (7) Based on Schedule 13F of J & W Seligman & Co. Incorporated for the quarter ended September 30, 2001.
 (8) Based on Schedule 13D of High Ridge Capital Partners II, L.P., dated May 23, 2001. Includes 2,442,857 common shares issuable upon conversion of 9 3/8% debentures and a warrant to purchase 148,481 common shares. James
     L. Zech and Steven J. Tynan, respectively, own 75% and 25% of High Ridge GP II, LLC, the general partner of High Ridge Capital Partners II, L.P. Mr. Zech and Mr. Tynan disclaim beneficial ownership of such shares.
 (9) Based on Amendment No. 2 to Schedule 13G of Franklin Resources, Inc., dated June 11, 2001. Charles B. Johnson and Rupert H. Johnson each own in excess of 10% of the common stock of, and are the principal shareholders of, Franklin Resources, Inc. and may be deemed to be beneficial owners of the common shares owned by Franklin Resources, Inc. Each of them disclaims beneficial ownership of such common shares.
(10) Based on Schedule 13F of FMR Corp. for the quarter ended September 30,
     2001.
(11) Does not include 94,116 common shares, which are owned by trusts the beneficiaries of which are members of Mr. Mulderig's family. Mr. Mulderig disclaims beneficial ownership of these shares. Includes options to acquire 174,222 common shares. Includes 285, 714 common shares issuable upon conversion of 9 3/8% debentures purchased on May 17, 2001 for which shares XL holds a voting proxy and has sole voting power.
(12) Includes 725,024 common shares owned by the Kessock Family Trust. Does not include 60,864 common shares owned by the Kessock Family Irrevocable Trust as to which Mr. Kessock disclaims beneficial ownership. The beneficiaries of these trusts include Mr. Kessock and members of his family. Includes options to acquire 174,222 common shares.
(13) Includes options to acquire 123,125 common shares.
(14) Does not include 27,666 common shares held in the Children's Trust of the Turner Family Trust as to which Mr. Turner disclaims beneficial ownership. Includes options to acquire 155,501 common shares.
(15) Includes options to acquire 113,999 common shares.

(16) Includes options to acquire 37,500 common shares.
(17) Does not include 94,166 common shares beneficially owned by trusts of which Mr. Doyle is a co-trustee, as to which Mr. Doyle disclaims beneficial ownership.
(18) Includes options to acquire 37,500 common shares. Does not include 622,700 common shares owned by Mutual Indemnity Ltd. as to which Mr. Engel may be deemed the beneficial owner.
(19) Includes options to acquire 37,500 common shares. Also includes 129,198 common shares, which are owned by Galtney Family Investors, Ltd. of which Mr. Galtney is the General Partner.
(20) Includes options to acquire 52,500 common shares.
(21) Includes options to acquire 1,171,034 common shares and 285,714 common shares issuable upon conversion of 9 3/8% debentures.

                         DESCRIPTION OF CAPITAL STOCK

   The following is a summary of the provisions of MRM's memorandum of association and bye-laws. Because this summary is not complete, you should refer to the memorandum of association and bye-laws for additional information regarding the common shares. Copies of the memorandum of association and bye-laws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. In addition, the complete terms of our other securities which are summarized below are contained in documents filed as exhibits to our SEC filings.

General

   MRM's authorized share capital consists of 180,000,000 common shares, $.01 par value per share, of which 41,633,175 were outstanding on December 31, 2001 and $20,000,000 of preferred shares of par value being not less than $.01 each, of which 20,357,142 Series A voting preferred shares were outstanding on December 31, 2001. Our bye-laws also authorize 2,951,835 Series B non voting redeemable preferred shares, all of which, by their terms, have been redeemed.

Common Shares

   Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares and do not have any cumulative voting rights. In the event of MRM's liquidation, dissolution or winding-up, the holders of common shares are entitled to share equally and ratably in MRM's assets, if any, remaining after the payment of all of MRM's debts and liabilities and the liquidation preference of any outstanding preferred shares. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Additional authorized but unissued common shares may be issued by MRM's board of directors without the approval of the shareholders. The issued and outstanding common shares are fully paid and non-assessable. The common shares to be offered by a prospectus supplement, upon issuance against full consideration, will be fully paid and non-assessable.

   The common shares will receive dividends, if any, as may be declared by our board of directors out of funds legally available for these purposes. Under the Bermuda Companies Act 1981, a company may not declare or pay a dividend or make a distribution out of additional paid-in capital if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account. Bermuda law currently imposes no restrictions on the payment of dividends to residents of other countries.

   EquiServe Trust Company, N.A. is the transfer agent and registrar of the common shares.

Preferred Shares

   MRM's board of directors is authorized to provide for the issuance of preferred shares without shareholder approval in one or more series, fix the designations, preferences, powers, and relative, participating, optional or other rights and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, fix the number of shares constituting any series and increase and decrease the number of shares of the series.

   The 9 3/8% debentures issued, as described below, on May 17, 2001 were issued in tandem with the Company's series A voting preferred shares that have nominal economic value. The voting preferred shares have voting rights proportionate to the voting rights the holders would have upon conversion of the 9 3/8% debentures into common shares. Upon conversion of the 9 3/8% debentures into common shares, the related preferred shares will be simultaneously cancelled.

9 3/8% Convertible Exchangeable Debentures and Warrants

   On May 17, 2001, we issued $142,500,000 aggregate principal amount of 9 3/8% convertible exchangeable debentures and warrants to purchase up to 2,151,943 common shares, each with an initial exercise price of $7.00. The holders of the 9 3/8% debentures and warrants, if exercised, in the aggregate have approximately 35% of the total voting power of the Company prior to any sale of common shares pursuant to this prospectus and benefit from covenants that affect the Company.

9 3/8% Debentures

  Term, Coupon and Security

   The 9 3/8% debentures have a term of five years and may not be called by the Company prior to maturity. The 9 3/8% debentures carry a 9 3/8% annual coupon, payable quarterly in cash.

   The 9 3/8% debentures and the Company's credit facility are secured by a pledge of the stock of Mutual Risk Management (Holdings) Ltd., a wholly owned subsidiary of the Company, and guaranteed by Mutual Group Ltd., MRM Services Ltd., Legion Financial Corp., MGL Investments Ltd., MRM Securities Ltd. and Mutual Finance Ltd., all of which are wholly owned subsidiaries of the Company.

  Conversion

   The 9 3/8% debentures may be converted, in whole or in part, at any time at the option of the holder into common shares of the Company. The initial conversion price is $7.00 per share. The conversion price and number of common shares issuable upon conversion of the 9 3/8% debentures also will be adjusted under standard antidilution provisions, including for issuance of common shares of common share equivalents below the conversion price or current market price of the common shares.

  Exchange Rights

   In addition to the conversion rights discussed above, the holders have the option of exchanging the 9 3/8% debentures at any time, into either senior convertible debentures of MRM Services Ltd. with terms comparable to those of the 9 3/8% debentures or common shares of MRM Services Ltd. If all of the 9 3/8% debentures were exchanged for debentures of MRM Services Ltd. and subsequently converted into common shares of MRM Services Ltd., or were exchanged directly for common shares of MRM Services Ltd., the holders of the 9 3/8% debentures would own approximately 42.4% of MRM Services Ltd.

   The exchange right is initially available only upon the exchange of 9 3/8% debentures representing 20% of the principal amount of outstanding unconverted 9 3/8% debentures at the time of the exchange. Following the initial exchange, any amount of 9 3/8% debentures may be exchanged, and any holder may convert some 9 3/8% debentures and exchange others.

   The exchange right will terminate if at any time the closing sale price of the common shares of the Company exceeds two times the conversion price of the 9 3/8% debentures for 120 consecutive trading days. If, at any time during the 120 consecutive trading day period, the 9 3/8% debentures holders demand the registration of the 9 3/8% debentures and/or the common shares issuable upon their conversion, the exchange right will terminate only if the closing sale price of the common shares exceeds two times the conversion price of the 9 3/8% debentures for 120 consecutive trading days and continues to so exceed the conversion price for a period of 15 days after the effective date of the registration statement filed in connection with the holders' demand.

  Registration Rights

   The 9 3/8% debentures holders, as a group, have a minimum of three demand registration rights for the 9 3/8% debentures and/or the common shares issuable upon their conversion, provided that a minimum of $10,000,000 in principal amount of the 9 3/8% debentures or 9% of the then outstanding common shares are registered in any one offering. Regardless of the number of registrations previously requested by the other holders, any holder having at least $15,000,000 in principal amount of the outstanding 9 3/8% debentures or 13% of the then outstanding common shares is entitled to at least one demand registration right.

   In addition, the holders of 20% of the principal amount of outstanding 9 3/8% debentures, including debentures of MRM Services Ltd. and common shares, referred to as 20% Holders, have demand registration rights, provided that XL consents to the registration if it owns at least 20% of the principal outstanding amount of 9 3/8% debentures, including debentures and common shares of MRM Services Ltd. In order to create a market for the newly public common shares of MRM Services Ltd., the 20% Holders may require the spin-off of up to 20% of the common shares of MRM Services Ltd. to shareholders of the Company provided that XL consents to the registration if it owns at least 20% of the principal outstanding amount of 9 3/8% debentures, including debentures and common shares of MRM Services Ltd.

   The Company or MRM Services Ltd. may defer filing a registration statement in connection with any demand registration for no more than 90 days in any twelve-month period if, in the good faith judgment of its board of directors, it would be materially adverse to the issuer and its security holders for such registration statement to be filed at that time or if the filing would materially interfere with, or otherwise adversely affect in any material respect, any financing, acquisition, corporate reorganization or other material transaction or development.

   The 9 3/8% debentures holders also have an unlimited number of piggyback registration rights with respect to any offering of common shares or debt securities by the Company or MRM Services Ltd.

   Each of the Company and MRM Services Ltd. has agreed to pay all expenses incurred in connection with any demand or piggyback registrations of its securities, including the reasonable fees and disbursements of one counsel for the holders of the securities being registered. In addition, the Company and MRM Services Ltd. have agreed to indemnify each seller of securities and its affiliates for liabilities incurred in connection with any registration.

  Voting Rights

   The 9 3/8% debentures themselves carry no voting rights but have been issued as a unit with the Company's voting preferred shares, which have nominal economic value. The voting preferred shares have voting rights proportionate to the voting rights the holders would have upon conversion of the 9 3/8% debentures into common shares.

  Board Representation

   In connection with the ownership of the 9 3/8% debentures by some of the largest 9 3/8% debentures holders, the Company has agreed to cause designees of these debenture holders to be nominated for, and elected to, positions on the boards of directors and board committees of the Company and its subsidiaries. As long as it holds at least 20% of the principal amount of the outstanding 9 3/8% debentures, XL has the right to designate at least two representatives for the board of directors and each committee of the Company and each of the Company's subsidiaries. As long as they together own at least 20% of the principal amount of outstanding 9 3/8% debentures, First Union and High Ridge, in consultation with Century Capital II, have the right to designate one representative and one observer to the board of directors and each committee of the Company and each of the Company's subsidiaries.

  Additional Terms Relating to the 9 3/8% Debentures

   The transaction documents relating to the 9 3/8% debentures contain customary representations and warranties of the Company and other agreements of the Company. The material agreements include preemptive rights in share offerings of MRM Services Ltd. for 9 3/8% debentures holders, information rights of the 9 3/8% debentures holders with respect to the Company's financial statements, budgets and other information, restrictions on the Company's use of the proceeds from the sale of the 9 3/8% debentures, restrictions on the Company's ability to develop businesses that might compete with those transferred to MRM Services Ltd. in the restructuring of the MRM companies and consent rights regarding the Company's operations.

Warrants

   The warrants have a term of five years and are immediately exercisable at a price of $7.00 per common share. The exercise price and the number of common shares issuable upon exercise of the warrants will be adjusted under antidilution provisions comparable to the antidilution provisions applicable to the conversion of the 9 3/8% debentures.

   The warrants have registration rights comparable to the registration rights of the 9 3/8% debentures, including one demand registration right for each of XL, First Union, High Ridge, Century Capital II and Taracay and unlimited piggyback registration rights with respect to any public offering of common shares or common share equivalents of the Company.

   The holders of the warrants have no voting rights until they exercise their warrants for common shares.

The Bye-Laws

   The provisions of our bye-laws summarized below may have the effect of delaying, deferring or preventing a change of control that a shareholder might consider in his/her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

   MRM's board of directors is divided into three classes that are elected for staggered three-year terms. Shareholders may only remove a director for cause at a special meeting of shareholders at which 80% percent of the holders of shares entitled to vote thereon vote in favor of the action.

   MRM's board of directors may establish by resolution one or more series of preferred shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the board of directors without any further shareholder approval. These rights, preferences, powers and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of MRM. As discussed above, on May 17, 2001, series A voting preferred shares with nominal economic value were issued as a unit with the Company's 9 3/8% debentures.

   MRM's bye-laws provide that (1) shareholders may act only at an annual or special general meeting of shareholders and may not act by written consent, (2) special meetings of shareholders can be called by holders of 50% or more of the outstanding voting securities and (3) a 75% vote of the outstanding voting securities is required to amend the Memorandum of Association and specified sections of the Bye-laws.

   MRM's bye-laws also contain provisions which prevent an "interested shareholder" (defined generally as a person owning 10% or more of our outstanding voting stock) from engaging in a "business combination" with MRM for five years following the date the person became an interested shareholder, unless (1) the continuing directors of MRM's board of directors approve the business combination or (2) the business combination is approved at a general meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding voting shares not owned by the interested shareholder.

Bermuda Exchange Control

   MRM has obtained permission for the issue and transfer of the common shares from the Bermuda Monetary Authority as required by The Exchange Control Act 1972 of Bermuda and related regulations. No further permission from the Bermuda Monetary Authority will be required to issue the common shares or to transfer common shares between persons regarded as non-resident in Bermuda for exchange control purposes. The issue and transfer of common shares involving any persons regarded as resident in Bermuda for exchange control purposes require prior authorization. The Bermuda Monetary Authority also has designated MRM as non-resident for exchange control purposes. This designation allows MRM to transfer funds in and out of Bermuda and to pay dividends to non-residents of Bermuda who are holders of the common shares in currencies other than the Bermuda Dollar. There are no limitations on the rights of holders of common shares who are regarded as non-resident in Bermuda for exchange control purposes to hold or vote their common shares.

Differences in Corporate Law

   The Companies Act 1981 of Bermuda, which applies to us, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of significant provisions of the Companies Act, including modifications adopted pursuant to the bye-laws, applicable to us which differ in some respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

   Alternate Directors. Bermuda law provides that each director may appoint an alternate director, who shall have the power to attend and vote at any meeting of the board of directors or committee at which that director is not personally present and to sign written consents in place of that director. Delaware law does not provide for alternate directors. Our bye-laws do not provide for alternate directors.

   Committees of the Board of Directors. Our bye-laws provide, as permitted by Bermuda law, that the board of directors may delegate any of its powers to committees that the board appoints, and those committees may consist partly or entirely of non-directors. Delaware law allows the board of directors of a corporation to delegate many of its powers to committees, but those committees may consist only of directors.

   Fiduciary Duties of Directors and Officers. The Companies Act 1981 of Bermuda imposes two main fiduciary duties on each director and officer:

      Duty of good faith. A director or officer must act honestly and in good faith with a view to the best interests of the company. This means that in conflict of interest situations, a director or officer must place the best interests of the company above his own personal interests. It also means that a director or officer may not use his position as a director to make a personal profit from opportunities that rightfully belong to the company.

      Duty of care. A director or officer must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This means that a director or officer must act reasonably in accordance with the level of skill expected from a person of his knowledge and experience. A director must attend diligently to the company's affairs, but is permitted to do so on an intermittent, rather than a continuous, basis. A director or officer may delegate management functions to suitably qualified persons, although he will not avoid his duty by delegation to others.

   These two duties are similar to the duty of loyalty and the duty of care that directors and officers have under Delaware law. Delaware courts generally presume that directors have fulfilled their duty of care so long as their conduct does not involve fraud, illegality, conflict of interest, lack of a rational business purpose or gross negligence. A Bermuda court is likely to interfere with decisions of directors only if the directors acted in bad faith or exceeded the powers granted to them under the company's bye-laws, or it the court finds that no reasonable board of directors could have come to the decision that was reached.

   Under Bermuda law, directors and officers owe fiduciary duties to the company as a whole and not to shareholders individually. If a company suffers any losses due to acts or omissions of its directors or officers that

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constitute a breach of their duties to the company, then the company may be able to recover its losses from those directors or officers. Examples of this type of situation would be misappropriation of the company's assets or transactions undertaken on behalf of the company for an unlawful purpose. Under Delaware law, directors and officers owe fiduciary duties to both the corporation and its shareholders.

   Interested Director Transactions. Bermuda law and our bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can the director be liable to us for any profit realized pursuant to the transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors or in writing to the directors. Under Delaware law, this type of transaction would not be voidable if:

   . the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the board of directors, and the board, in good faith, authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

   . the material facts as to the director's relationship or interest and as to the transaction are specifically approved, in good faith, by vote of the shareholders; or

   . the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

   Business Combinations with Large Shareholders or Affiliates. A Bermuda company may enter into business combinations with its large shareholders or affiliates without obtaining prior approval from its board of directors or shareholders. Examples of business combinations include mergers, asset sales and other transactions in which a large shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders. A Delaware company may not enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder unless it obtained either:

   . prior approval from its board of directors of the business combination or transaction, which resulted in the person becoming an interested shareholder; or

   . simultaneous or subsequent approval by its board of directors and a supermajority of its shareholders.

Notwithstanding the previous sentence, the prior approval of its board of directors and/or a supermajority of its shareholders would not be required if, upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting stock at the time the transaction commenced or if the company expressly opted out of this statute in its articles of incorporation. Under Delaware law, an interested shareholder is someone who, together with its affiliates and associates, owns 15% or more of our outstanding voting shares.

   Our bye-laws presently provide that no interested shareholder, as defined below, may be a party to or take any action in connection with any business combination for a period of five years following the date on which the person first become an interested shareholder, unless either:

   . our continuing directors, as defined below, approve the business combination or transaction by prior resolution; or

   . a majority of our outstanding voting shares other than those beneficially held by the interested shareholder approve the business combination or transaction by prior resolution.

   A continuing director is defined in our bye-laws to be a person who is not affiliated with the interested shareholder and was a director prior to the time the interested shareholder became an interested shareholder or

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

who becomes a member of the board of directors subsequent to the time the interested shareholder became an interested shareholder, if the person's nomination for election to the board is recommended or approved by a majority of the continuing directors. An interested shareholder is defined in our bye-laws to be a person who is or has publicly disclosed his intention to become the beneficial owner of our common shares representing 10% or more of the votes entitled to be cast by the holders of all of our then outstanding voting shares.

   Mergers and Similar Arrangements. We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda of which the business is within the business purposes as set forth in our Memorandum of Association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside of Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of the shareholder's shares if the shareholder is not satisfied that fair value has been paid for the shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with some exceptions, a merger, consolidation or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote on the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of capital stock. Upon this type of merger and unless the parent corporation owns 100% of the subsidiary's stock, dissenting shareholders of the subsidiary would have appraisal rights for the shares of the subsidiary.

   Takeovers. Bermuda law provides that where an offer is made for shares of a company and within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the company may, by notice, require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its direction to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. There are no directly comparable provisions under Delaware law, although as set forth above under "Mergers and Similar Arrangements," a parent corporation holding 90% of a subsidiary's stock could cause a merger of that subsidiary, which would give any minority shareholders dissenter rights.

   Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where any act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in this type of an action generally would be able to recover a portion of attorneys' fees incurred in connection with the action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of the director's or officer's duties, except with respect to any fraud or dishonesty of the director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In these types of actions, the court has discretion to permit the winning party to recover its attorneys' fees.

   Limitation of Liability of Directors and Officers. Bermuda law provides that a company and its shareholders may waive all claims or rights of action that it or they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of that director's or

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officer's duties. However, this waiver does not apply to claims involving fraud or dishonesty. This waiver may have the effect of barring claims arising under U.S. federal securities laws. Under Delaware law, a corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or stock redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws. Our bye-laws do not provide for this type of limitation of liability of our directors and officers.

   Indemnification of Directors. In accordance with Bermuda law, we may indemnify our directors or officers in their capacity as directors or officers against all civil liabilities for any loss arising out of, or liability attaching to them by virtue of, any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding by reason of his or her position if:

   . the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

   . with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

   Enforcement of Judgments and Other Matters. We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether:

   . an investor would be able to enforce, in the courts of Bermuda, judgments of United States courts against us or our directors or officers, as well as the experts name in this prospectus, based on the civil liability provisions of the United States federal securities laws; or

   . an investor would be able to bring an original action in the courts of Bermuda to enforce liabilities against us or our directors and officers, as well as the experts name in this prospectus, based solely on United States federal securities laws.

   We also have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may decide not to enforce judgments of Unites States courts. Certain remedies available under the laws of United States jurisdictions, including some remedies available under the United federal securities laws, may not be allowed in Bermuda courts as contrary to Bermuda public policy. See also "Enforcement of Civil Liabilities" below.

   Inspection of Corporate Records. Members of the general public have the right to inspect our public documents at the office of the Registrar of Companies in Bermuda, which will include our Memorandum of Association, including its objects and powers, and any alteration to our Memorandum of Association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the general meeting of shareholders. The register of our shareholders is also open to inspection by shareholder without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers, which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list, share ledger and its other books and records for any purpose reasonably related to the person's interest as a shareholder.

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                                  TAX MATTERS

Taxation of the Company

   Bermuda. Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax or capital transfer tax levied on the Company or its shareholders.

   The Company and its Bermuda subsidiaries have obtained a written undertaking from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 providing that, in the event Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance tax, such tax will not apply to the Company or any of its operations, or to the shares, debentures or other obligations of the Company, until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or to any land leased or let to the Company.

   United States. The following summary discusses the principal United States tax matters relating to the taxation of the Company and its foreign subsidiaries, referred to in this Tax Matters section as the foreign companies. This discussion is based upon the existing method of operations of the Company and its subsidiaries as described herein and applicable provisions of the United States Internal Revenue Code of 1986, referred to in this Tax Matters section as the Code, the regulations promulgated by the United States Treasury Department thereunder, rulings of the United States Internal Revenue Service, referred to in this Tax Matters section as the IRS, decisions of United States courts, and income tax treaties in force between the United States and foreign countries, referred to in this Tax Matters section as the tax treaties, all as currently existing and in effect. Each of the authorities named in the preceding sentence is collectively referred to in this Tax Matters section as the tax authorities.

   Statements made below as to United States federal income tax law are based on the opinion of Mayer, Brown & Platt, United States counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to the Company's beliefs and conclusions as to application of such tax laws to the Company represent the views of the Company's management as to the application of such laws and do not represent legal opinions of the Company or its counsel. The Company has not applied and does not intend to apply for a ruling from the IRS with regard to any of the matters discussed below.

   Effectively Connected Income. In general, if a foreign company is engaged in a trade or business in the United States, the taxable income which is effectively connected with such activities will be subject to tax in the same manner that a domestic corporation would be subject to tax on such income. A foreign corporation so engaged in a U.S. trade or business is generally subject to an additional 30% branch profits tax on its effectively connected earnings and profits, as adjusted.

   We believe that each of our foreign companies should be considered, for United States income tax purposes, to be a foreign corporation that is not engaged in the conduct of a trade or business in the United States. The foreign companies have conducted, and intend to continue to conduct, their operations so as to minimize the risk that they may be deemed to be engaged in the conduct of a trade or business in the United States. However, since the applicable tax authorities do not provide a comprehensive definition of the activities that constitute being engaged in a United States trade or business and since our foreign companies receive substantial premium volume from customers in the United States, it is possible that the IRS might successfully contend that some or all of our foreign companies are engaged in the conduct of a United States trade or business. If some or all of our foreign companies were found to be engaged in the conduct of a United States trade or business, federal income tax deficiencies, together with penalties and interest, would be assessed against the foreign companies. The amount subject to United States federal income tax is generally computed on the basis of gross income less deductible expenses. No deductions, however, are permitted to a foreign corporation engaged in the conduct of a United States trade or business which does not file a federal tax return on a timely basis. The foreign companies have filed, and expect to continue to file, federal income tax returns on a "protective basis."

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   Provisions in the tax treaties between the United States and certain of the countries in which our foreign companies are resident limit the circumstances in which such foreign companies could be deemed to be engaged in a trade or business within the United States by providing that a foreign corporation will not be deemed to be engaged in a United States trade or business unless it conducts its activities in the United States through a permanent establishment, which is generally an office or other regular place of business of the foreign corporation or some of its agents. Although these provisions are intended to provide additional protection against a determination that a foreign corporation is engaged in a United States trade or business, we cannot assure you that these provisions would materially alter the basis upon which an evaluation would be made as to whether our foreign companies should be deemed engaged in a United States trade or business.

   Withholding Tax on Investment Income. Assuming that our foreign companies are not engaged in a United States trade or business, our foreign companies nonetheless will be subject to a 30% withholding tax on specified categories of passive income realized from U.S. sources. The foreign companies should be able, under their investment guidelines, to avoid incurring the 30% withholding tax at source on interest income derived from any investment by them in U.S. portfolio obligations. To the extent, if any, that Mutual Group, Ltd. pays any dividend to the Company, the dividend will be subject to 30% withholding at source. The rate of withholding tax may be reduced by applicable treaties. However, the U.S.-Bermuda tax treaty, the benefits of which our foreign companies may be entitled to claim, contains no provision reducing the rate of withholding tax on U.S. source interest or dividends.

   Excise Tax on Insurance Premiums. The United States imposes a Federal Excise Tax, referred to in this Prospectus section as an FET, on premiums paid to some of the IPC Companies. FET is imposed at the rate of 4% on premiums for direct coverage and 1% for reinsurance coverages. If rates for FET are increased, particularly the current 1% FET rate on reinsurance premiums, participants in the IPC program might prefer to obtain insurance from domestic insurance companies.

   Deductibility of Premiums. Commencing in 1977, the IRS has, through a series of rulings and litigated cases, sought to limit the circumstances in which an insured may deduct a premium paid to an insurance company in which the insured is a shareholder or paid pursuant to policies which do not manifest the attributes of risk shifting and risk distribution deemed by the IRS to be necessary for a true insurance relationship. The application of the risk shifting and risk distribution principles to rent-a-captive insurance or reinsurance arrangements has not been addressed directly by the tax authorities. Because of the lack of relevant tax authorities, we cannot assure that premiums paid by an IPC program participant will be deductible. The IPC program does not represent to any insured that the premiums the insured pays are deductible. To the extent, if any, that the participants in the IPC program are not able to deduct their premiums, the business of the Company could be adversely affected.

   Transfer Pricing and Other Tax Issues. From time to time the IRS examines the Federal income tax returns of the Company's U.S. subsidiaries and may propose adjustments, including transfer pricing adjustments, to the tax treatment of income and expenses that would increase the U.S. income tax liability of such subsidiaries. Although to date the IRS has not proposed any adjustments that would have a significant impact on the U.S. income tax liability of such subsidiaries, we cannot assure you that such adjustments will not be proposed in the future.

Certain Federal Income Tax Considerations for Holders of Common Shares

   The following summary is a general discussion of the material United States federal income and estate tax consequences from the ownership and disposition of the Company's common shares. This summary does not consider all possible tax consequences of the purchase, ownership or disposition of the common shares, which may vary depending upon the holder's particular circumstances. For example, this discussion does not address the tax treatment of holders who:

   . are involved in special tax situations, such as the holding of the common shares as part of a straddle or constructive ownership transaction; or

   . are otherwise subject to special treatment under the Code, such as banks, dealers in securities, individual retirement accounts and other tax-deferred accounts, life insurance companies and tax-exempt organizations.

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

   This discussion is based on current law and judicial and administrative interpretations thereof, all of which are subject to change or different interpretations by the IRS or the courts, possibly with retroactive effect.

   U.S. Holders. As used in this Tax Matters section, the term U.S. Holder means an owner of common shares that:

   is, for United States federal income tax purposes,

      .   a citizen or resident of the United States;

      . a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

      . an estate the income of which is subject to United States federal income taxation regardless of its source; or

      . a trust if a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

   is not otherwise a U.S. Holder but whose income from the common shares is effectively connected with the conduct of a United States trade or business.

   The term "U.S. Holder" also includes certain former citizens of the United States. As used in this Tax Matters section, the term "Non-U.S. Holder" means an owner of common shares that is not a U.S. Holder.

   Ownership and Disposition of Common Stock by U.S. Holders. A U.S. Holder will generally be required to include in income at the time of payment any distributions on our common shares to the extent such distributions are made from current and accumulated earnings and profits of the Company, as determined for federal income tax purposes. Distributions to some U.S. Holders will not be currently taxable to the extent these distributions are treated as consisting of earnings and profits that were previously included in the gross income of the shareholders under the rules applicable to controlled foreign corporations, also referred to in this Tax Matters section as CFCs and as discussed in more detail below. Dividend payments by the Company are not eligible for the dividends received deduction allowed to United States corporations. Distributions on the Company's common shares paid to U.S. Holders should not be subject to U.S. withholding tax, although such distributions may be subject to backup withholding if the holder does not comply with certain certification requirements as discussed below. Gain or loss realized on a sale or exchange of common shares will equal the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. This gain or loss will generally be long-term capital gain or loss if the holding period for the shares exceeds one year. See "Passive Foreign Investment Company Rules," below, for a discussion of possible additional taxes that may be imposed in the case of distributions on, or sales of, the common shares.

   Indirect Taxation of 10% Shareholders of Controlled Foreign Corporations. The Code requires that U.S. Holders who, directly or indirectly, own 10% or more of the voting shares of a CFC include in income annually their pro rata share of the Subpart F income, which includes investment income and some insurance and services income, of the CFC regardless of whether this type of income is actually distributed. A person who owns 10% or more of the Company's voting power, either directly, indirectly or constructively, is called a U.S. 10% Shareholder. If a U.S. Holder realizes gain from the sale or exchange of the common shares, and, during a certain period, the person was a 10% U.S. Shareholder at a time when the Company was classified as a CFC, a portion of the gain recognized may be treated as ordinary dividend income.

   A foreign insurance company is treated as a CFC if a total of more than 25% of the company's shares by vote or value are owned directly or indirectly by 10% U.S. Shareholders. Any other foreign corporation, including a foreign insurance company (if the gross amount of premiums or other consideration in respect of the reinsurance or the issuing of insurance or annuity contracts does not exceed 75% of the gross amount of all premiums or other consideration in respect of all risks), is a CFC if a total of more than 50% of the corporation's shares by vote or value are owned directly or indirectly by 10% U.S. Shareholders.

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   We believe that, because of the distribution of ownership of the Company's shares, the Company does not and will not fall within the definition of a CFC and, therefore, subject to rules described below, a direct or indirect U.S. Holder of our common shares will not be subject to U.S. income taxation upon the net income realized by the Company or by its foreign companies prior to any actual distribution of this income. We cannot assure you, however, that relationships between or among holders of shares, or future changes in ownership, will not cause the Company to be or become a CFC with the result that any 10% U.S. Shareholders would be required to report as income their pro rata share of any Subpart F income of the Company or its foreign companies even though they might receive no corresponding cash distributions from the Company with respect to their common shares. Even if the Company is treated as a CFC, no purchaser of its common shares will be responsible for the payment of tax on any deemed receipt of Subpart F income unless such purchaser is a 10% U.S. Shareholder taking into account direct and indirect ownership of our common shares.

   Related Person Insurance Income. Generally speaking, if 25% or more of a foreign insurance company is owned directly or indirectly by U.S. Holders, the income of the company arising from insurance or reinsurance of related persons, i.e., persons who are both shareholders and insureds, this type of income being referred to as related person insurance income or RPII will be currently taxed to the shareholder/insureds prior to the distribution of such income, regardless of the size of their shareholdings. No U.S. Holder, other than one who is also a participant in the IPC program and only then as to income arising in respect of that status, will be responsible for the payment of any taxes attributable to the deemed receipt of the income of the IPC Companies.

   Although we do not anticipate such a result, present or potential participants in the IPC program could, as a result of the provisions of the Code discussed above, decide to adopt other programs.

   Passive Foreign Investment Companies. Special provisions of the Code contain rules applicable to foreign corporations that are passive foreign investment companies, also referred to in this Tax Matters section as PFICs. In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes passive income, as defined below, or 50% or more of its assets, based on value, or, if the corporation so elects, by adjusted tax basis, are held for the production of passive income. If the Company meets either the 75% passive income test or the 50% passive asset test, unless U.S. Holders make specified elections, they will be subject to a special tax and an interest charge at the time of the sale of, or the receipt of an excess distribution with respect to, their common shares. In addition, a portion of any gain realized on a sale may be recharacterized as ordinary income.

   The definition of passive income generally excludes income which is derived from the active conduct of an insurance business. If the income that the Company derives from the IPC program is not treated as derived from the active conduct of an insurance business, it is possible that this income may nevertheless be characterized as non-passive income earned from the active conduct of a business providing management and related services. There is, however, no tax authority which addresses whether the coverages or services provided by a rent-a-captive are to be characterized as insurance or non-passive management and related services and, because of this lack of authority, we can give no assurance on this point.

   If income earned by an IPC Company is not treated as income derived from the active conduct of an insurance business or from the active rendering of management and related services, the portion of the Company's income that would be passive for purposes of the PFIC rules could be sufficient for the Company to be treated as a PFIC. If the Company were to be treated as a PFIC, U.S. persons who own shares of the Company would be required to treat gain or income with respect to their shares in the manner described above in this section. In contrast to the tax imposed upon 10% U.S. Shareholders under the CFC provisions of the Code as discussed above, unless a U.S. Holder elects otherwise, no tax payment obligation will apply under the PFIC provisions until income is actually distributed or the shares of the Company are disposed of at a gain.

   Information Reporting. Every U.S. person who controls a foreign corporation by owning directly or by attribution more than 50% of the total combined voting power of all classes of stock of that corporation entitled to vote, or more than 50% of the total value of shares of all classes of stock of that corporation, for an

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

uninterrupted period of 30 days or more during a taxable year of that foreign corporation, must file Form 5471 with its U.S. income tax return. However, the IRS also requires any U.S. person that is treated as a U.S. 10% shareholder or RPII shareholder of a CFC and that owns shares in that CFC directly, indirectly or by attribution to file Form 5471. As a result, if the gross RPII of any of our foreign subsidiaries for a taxable year constitutes 20% or more of its gross insurance income for that year, any U.S. person treated as owning any shares of the subsidiary directly or indirectly on the last day of that taxable year is a RPII shareholder and must file Form 5471. In addition, U.S. persons that own more than 10% in vote or value of the outstanding shares of MRM or any or our foreign subsidiaries at any time during a taxable year must sometimes file Form 5471 even if neither corporation is a CFC. The Company will provide information to assist in filing Form 5471 in situations where this form is required. However, the Company itself will not determine when this filing is required. A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder for any purpose under Subpart F also must file Form 5471 in the circumstances described. Failure to file Form 5471 may result in penalties.

   Non-U.S. Holders. The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership and disposition of the Company's common shares by Non-U.S. Holders.

   Distributions on Common Shares. We believe that distributions, if any, paid with respect to the Company's common shares to Non-U.S. Holders generally should not be subject to U.S. withholding tax. However, in some cases, backup withholding might apply. See "Backup Withholding and Information Reporting" below.

   Dispositions of Common Shares. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain or income realized on the sale or exchange of common shares unless, in the case of an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the year of the sale, exchange or redemption and either (a) has a "tax home" in the United States, or (b) the gain from the disposition is attributable to an office or other fixed place of business in the United States.

   United States Federal Estate Tax. The Company's common shares that are beneficially owned by a Non-U.S. Holder at the time of the holder's death should not be subject to United States federal estate tax.

   Backup Withholding and Information Reporting. Distributions made with respect to the Company's common shares to certain non-corporate holders generally will be subject to information reporting and possibly to backup withholding at rates of up to 31%. Payment of proceeds from the sale of our common shares to or through the United States office of a broker, as defined in applicable U.S. Treasury Department Regulations, is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its foreign status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of our common shares to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for United States tax purposes or a foreign person 50 percent or more of whose gross income is from a United States trade or business, information reporting will apply to the payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. holder and specified other conditions are met, or the beneficial owner otherwise establishes an exemption.

   Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax, and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

   PERSONS CONSIDERING THE PURCHASE OF THE COMPANY'S COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, AND DISPOSING OF THE COMMON SHARES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

                             PLAN OF DISTRIBUTION

   We may sell the common shares, from time to time, by any method permitted by the U.S. Securities Act of 1933, including in the following ways:

   . through one or more underwriters on a firm commitment or best-efforts basis;

   .   through broker-dealers, who may act as agents or principals;

   .   directly to one or more purchasers;

   .   through agents;

   .   in privately negotiated transactions; and

   .   in any combination of these methods of sale.

   The applicable prospectus supplement will set forth the specific terms of the offering of the common shares, including the name or names of any underwriters, dealers or agents; the purchase price of the common shares and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which the common shares may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   The distribution of the common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

   Any underwriters to whom common shares are sold for public offering and sale may make a market in the common shares, but the underwriters will not be obligated to do so and may discontinue any market making at any time and without notice. In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell common shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common shares, and syndicate short positions involve the sale by underwriters of a greater number of common shares than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common shares sold in the offering for their account may be reclaimed by the syndicate if the common shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common shares, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

   Offers to purchase common shares may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they sell as principals, or both. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the shares will be offered or sold.

   If required under applicable state securities laws, we will sell the common shares only through registered or licensed brokers or dealers. In addition, in some states, we may not sell the shares unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

   If the common shares are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the common shares. If underwriters are utilized in the sale of the common shares, the common shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

   Our common shares may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the common shares, unless otherwise stated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of common shares will be obligated to purchase all offered securities of a series if any are purchased.

   We may grant to the underwriters options to purchase additional common shares to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

   Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common shares for a period of two business days prior to the commencement of the distribution.

   When we elect to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation and any other required information.

   Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

   We will bear all costs, expenses and fees in connection with the registration of the shares, as well as the expense of all commissions and discounts, if any, attributable to the sales of the shares by us.

                                    EXPERTS

   Ernst & Young, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000 as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young's reports, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   Conyers Dill & Pearman, Hamilton, Bermuda, will pass upon the validity of the common shares. David J. Doyle, who is a partner in Conyers Dill & Pearman, is a director of MRM.

                       ENFORCEMENT OF CIVIL LIABILITIES

   MRM is organized under the laws of Bermuda. In addition, some of its directors and officers, as well as some of the experts named in this prospectus, reside outside of the United States. A substantial portion of our and their assets are located outside of the United States. It may be difficult for you to effect service of process within the United States upon us and our directors, officers and experts who reside outside the United States or to enforce in the United States judgments of U.S. courts obtained in actions against MRM or its directors and officers, as well as the experts named in this prospectus, who reside outside the United States, including judgments predicated on civil liability under the U.S. federal securities laws. However, we have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of the common shares made by this prospectus in the U.S. by serving CT Corporation System, our U.S. agent appointed for that purpose.

   We have been informed by Conyers Dill & Pearman, our legal advisor in Bermuda, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our officers and directors that reside outside of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws and original actions brought in Bermuda against us or our officers and directors that reside outside of the U.S. predicated solely upon U.S. federal securities laws. There is no treaty in effect between the U.S. and Bermuda providing for this type of enforcement and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, would not be allowed in Bermuda courts as they would be considered to be contrary to Bermuda's public policy.

                      WHERE YOU CAN FIND MORE INFORMATION

Available Information

   This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about MRM. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, MRM files reports, proxy statements and other information with the SEC under the Exchange Act. You can read and copy any of this information in the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

   The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like MRM, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by MRM under the Exchange Act is 1-10760.

   MRM common stock is listed on the New York Stock Exchange and its stock symbol is "MM." You can inspect reports, proxy statements and other information concerning MRM at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Incorporation by Reference

   The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the

SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

      (a) MRM's Annual Report on Form 10-K for the year ended December 31, 2000;

      (b) portions of MRM's proxy statement incorporated by reference in MRM's Annual Report on Form 10-K for the year ended December 31, 2000;

      (c) MRM's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

      (d) MRM's Current Reports on Form 8-K dated April 20, 2001, May 25, 2001, September 18, 2001, November 29, 2001 and December 21, 2001; and

      (e) the description of the common shares included in the Registration Statement on Form 8-A, dated May 15, 1991, filed under Section 12 of the Exchange Act.

   All documents filed by MRM pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference into this prospectus modified or superseded the statement. Any modified or superseded statement will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

   Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

                         Investor Relations Department
                            Mutual Risk Management
                               44 Church Street
                               P.O. Box HM 2064
                            Hamilton HM 12 Bermuda
                                (441) 295-5688

                               -----------------

   Except as expressly provided in an underwriting agreement, no offered securities may be offered or sold in Bermuda, although offers may be made from outside Bermuda, and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where offers have been delivered outside of Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered securities.

                         INDEX TO FINANCIAL STATEMENTS

                 Mutual Risk Management Ltd. and Subsidiaries

                                                                                                   Page
                                                                                                   ----
Report of Independent Auditors dated February 15, 2001............................................ F-2
Consolidated Balance Sheets at December 31, 2000 and December 31, 1999............................ F-3
Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the years ended
  December 31, 2000, December 31, 1999 and December 31, 1998...................................... F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000,
  December 31, 1999 and December 31, 1998......................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, December 31, 1999 and
  December 31, 1998............................................................................... F-6
Notes to Consolidated Financial Statements--December 31, 2000..................................... F-7

                 Mutual Risk Management Ltd. and Subsidiaries

                                                                                                   Page
                                                                                                   ----
Unaudited Consolidated Statements of Income for the three and nine months ended September 30, 2001 and September 30, 2000.......................................................................... F-33
Consolidated Balance Sheets at September 30, 2001 and December 31, 2000........................... F-34
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and
  September 30, 2000.............................................................................. F-35
Unaudited Consolidated Statements of Changes in Shareholders' Equity as of September 30, 2001 and
  September 30, 2000.............................................................................. F-36
Notes to Unaudited Consolidated Financial Statements--September 30, 2001.......................... F-37

To The Board of Directors and Shareholders Mutual Risk Management Ltd.

We have audited the accompanying consolidated balance sheets of Mutual Risk Management Ltd. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules included as Item 16 (Exhibit 99.1) of the registration statement. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report dated February 15, 2001, the Company, as discussed in Note 21, has not complied with certain covenants of its bank debt and covenants of its 9 3/8% convertible exchangeable debentures. Note 21 describes management's plans to address these issues.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mutual Risk Management Ltd. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                                     /s/  ERNST & YOUNG

Hamilton, Bermuda
February 15, 2001
except for Note 21, as to which the date is January 7, 2002

                          MUTUAL RISK MANAGEMENT LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                                        At December 31,
                                                                                -------------------------------
                                                                                     2000             1999
                                                                                  ----------       ----------
                                                                                (in thousands except share data
                                    ASSETS
Cash and cash equivalents...................................................... $  202,015       $  155,387
Investments--Held as available for sale at fair value (Amortized cost $381,910;
  1999--$466,857)..............................................................    371,074          451,920
Total marketable investments...................................................    573,089          607,307
Other investments..............................................................     35,201           28,426
Investment income due and accrued..............................................      5,948            5,173
Accounts receivable............................................................    592,852          564,590
Reinsurance recoverable........................................................  2,307,466        1,729,936
Deferred expenses..............................................................     67,461           30,406
Prepaid reinsurance premiums...................................................    346,223          281,078
Fixed assets...................................................................     34,152           28,880
Deferred tax benefit...........................................................     34,503            4,233
Goodwill.......................................................................     56,219           52,924
Other assets...................................................................      6,758            6,831
Assets held in separate accounts...............................................    799,777          693,390

                                                                                  ----------       ----------
Total Assets................................................................... $4,859,649       $4,033,174

                                                                                  ==========       ==========

                      LIABILITIES & SHAREHOLDERS' EQUITY
LIABILITIES
Reserve for losses and loss expenses........................................... $2,529,183       $1,860,120
Reserve for unearned premiums..................................................    426,069          335,265
Pension fund reserves..........................................................     56,191           67,981
Claims deposit liabilities.....................................................     25,407           27,924
Accounts payable...............................................................    310,590          353,966
Accrued expenses...............................................................     15,655           11,054
Taxes payable..................................................................     24,139           23,181
Loans payable..................................................................    220,000          117,000
Other loans payable............................................................      3,595            4,049
Prepaid fees...................................................................     68,529           58,026
Debentures.....................................................................     13,673          110,898
Other liabilities..............................................................     15,308           12,176
Liabilities related to separate accounts.......................................    799,777          693,390

                                                                                  ----------       ----------
Total Liabilities..............................................................  4,508,116        3,675,030

                                                                                  ----------       ----------

SHAREHOLDERS' EQUITY
Common Shares--Authorized 180,000,000 (par value $0.01) Issued and outstanding 41,614,649 (excluding 2,728,816 cumulative shares held in
  treasury) (1999--41,205,191).................................................        416              412
Additional paid-in capital.....................................................    117,188          110,755
Accumulated other comprehensive (loss).........................................    (10,836)         (14,937)
Retained earnings..............................................................    244,765          261,914
Total Shareholders' Equity.....................................................    351,533          358,144

                                                                                  ----------       ----------
Total Liabilities & Shareholders' Equity....................................... $4,859,649       $4,033,174

                                                                                  ==========       ==========

          See accompanying notes to consolidated financial statements

                          MUTUAL RISK MANAGEMENT LTD.

                   CONSOLIDATED STATEMENTS OF (LOSS) INCOME
                        AND COMPREHENSIVE (LOSS) INCOME

                                                                    Year ended December 31,
                                                         ---------------------------------------------
                                                             2000              1999          1998
                                                          -----------       -----------   -----------
                                                         (In thousands except share and per share data
REVENUES
   Fee income...........................................  $   207,513      $   177,711   $   157,271
   Premiums earned......................................      254,505          181,798       101,913
   Net investment income................................       39,332           33,616        29,590
   Realized capital (losses)............................       (4,735)          (5,199)       (1,003)
   Other income (loss)..................................        1,202             (300)          143

                                                          -----------       -----------   -----------
   Total revenues.......................................      497,817          387,626       287,914

                                                          -----------       -----------   -----------
EXPENSES
   Losses and loss expenses incurred....................      227,155          147,705        78,258
   Acquisition costs....................................      110,226           51,582        26,061
   Operating expenses...................................      155,453          128,524       101,687
   Interest expense.....................................       19,192            6,807         6,819
   Other expenses.......................................        4,188            2,701         2,119

                                                          -----------       -----------   -----------
   Total expenses.......................................      516,214          337,319       214,944

                                                          -----------       -----------   -----------
(LOSS) INCOME BEFORE INCOME TAXES, MINORITY
  INTEREST AND EXTRAORDINARY LOSS.......................      (18,397)          50,307        72,970
   Income taxes.........................................      (19,133)            (365)        8,536

                                                          -----------       -----------   -----------
INCOME BEFORE MINORITY INTEREST AND
  EXTRAORDINARY LOSS....................................          736           50,672        64,434
   Minority interest....................................          509              (52)           93

                                                          -----------       -----------   -----------
INCOME BEFORE EXTRAORDINARY LOSS........................        1,245           50,620        64,527
Extraordinary loss on extinguishment of debt, net of tax        6,827              182            --

                                                          -----------       -----------   -----------
NET (LOSS) INCOME.......................................       (5,582)          50,438        64,527
OTHER COMPREHENSIVE INCOME (LOSS), NET OF
  TAX
   Unrealized gains (losses) on investments, net of
     reclassification adjustment........................        4,101          (19,393)          421

                                                          -----------       -----------   -----------
COMPREHENSIVE (LOSS) INCOME.............................  $    (1,481)     $    31,045   $    64,948

                                                          ===========       ===========   ===========
EARNINGS PER COMMON SHARE
   Net (loss) income:
   Basic................................................  $     (0.14)     $      1.18   $      1.56
   Diluted..............................................  $     (0.14)     $      1.14   $      1.42
   Dividends per Common Share...........................  $      0.28      $      0.25   $      0.21

                                                          ===========       ===========   ===========
   Weighted average number of Common Shares
     outstanding--Basic.................................   41,244,621       42,797,133    41,275,156

                                                          ===========       ===========   ===========
   Weighted average number of Common Shares
     outstanding--Diluted...............................   41,244,621(1)    49,606,913    50,233,147

                                                          ===========       ===========   ===========

(1) Excludes the conversion of convertible debentures and options, which have an anti-dilutive effect.

          See accompanying notes to consolidated financial statements

                          MUTUAL RISK MANAGEMENT LTD.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          Change in             Common
                                                Treasury  Unrealized  Net       Shares    Dividend of
                              Opening   Shares   Shares      Gain    (loss)    Dividends    Acquired   Closing
                              Balance   Issued  Purchased (Loss)(1)  Income   Declared(2) Companies(3) Balance
                              --------  ------- --------- ---------- -------  ----------- ------------ --------
                                                                (In thousands)
Year ended December 31, 2000
Common Shares................ $    412  $     5 $     (1)  $     --  $    --   $     --     $    --    $    416
Additional paid-in capital...  110,755    7,819   (1,386)        --       --         --          --     117,188
Accumulated other
 comprehensive (loss) income.  (14,937)      --       --      4,101       --         --          --     (10,836)
Retained earnings............  261,914       --       --              (5,582)   (11,567)         --     244,765

                              --------  ------- --------   --------  -------   --------     -------    --------
Total Shareholders' Equity at
 December 31, 2000........... $358,144  $ 7,824 $ (1,387)  $  4,101  $(5,582)  $(11,567)    $    --    $351,533

                              ========  ======= ========   ========  =======   ========     =======    ========
Year ended December 31, 1999
Common Shares................ $    422  $    16 $    (26)  $     --  $    --   $     --     $    --    $    412
Additional paid-in capital...  114,916   25,626  (29,787)        --       --         --          --     110,755
Accumulated other
 comprehensive income (loss).    4,456       --       --    (19,393)      --         --          --     (14,937)
Retained earnings............  223,372       --       --         --   50,438    (11,005)       (891)    261,914

                              --------  ------- --------   --------  -------   --------     -------    --------
Total Shareholders' Equity at
 December 31, 1999........... $343,166  $25,642 $(29,813)  $(19,393) $50,438   $(11,005)    $  (891)   $358,144

                              ========  ======= ========   ========  =======   ========     =======    ========
Year ended December 31, 1998
Common Shares................ $    399  $    23 $     --   $     --  $    --   $     --     $    --    $    422
Additional paid-in capital...   89,339   25,577       --         --       --         --          --     114,916
Accumulated other
 comprehensive income........    4,035       --       --        421       --         --          --       4,456

                              --------  ------- --------   --------  -------   --------     -------    --------
Retained earnings............  169,801       --       --         --   64,527     (8,826)     (2,130)    223,372

                              ========  ======= ========   ========  =======   ========     =======    ========
Total Shareholders' Equity at
 December 31, 1998........... $263,574  $25,600 $     --   $    421  $64,527   $ (8,826)    $(2,130)   $343,166

                              ========  ======= ========   ========  =======   ========     =======    ========

--------
(1)Net of reclassification adjustment, net of tax (see Note 8).
(2)Dividend per share amounts were $0.28, $0.25 and $0.21 for 2000, 1999 and 1998 respectively.
(3)Prior to the merger, International Advisory Services paid a cash dividend of $1.51 in 1998 based on the equivalent number of Common Shares that would have been outstanding on the dividend dates after giving effect to the pooling of interests in 1998. Captive Resources, Inc. paid cash dividends of $.51 and $2.05 in 1999 and 1998 respectively based on the equivalent number of Common Shares that would have been outstanding on the dividend dates after giving effect to the pooling of interests in 1999.

          See accompanying notes to consolidated financial statements

                          MUTUAL RISK MANAGEMENT LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Year ended December 31,
                                                                -------------------------------
                                                                  2000       1999       1998
                                                                ---------  ---------  ---------
                                                                         (In thousands)
NET CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income.............................................. $  (5,582) $  50,438  $  64,527

                                                                ---------  ---------  ---------
Items not affecting cash:
   Depreciation................................................    11,900      8,306      6,021
   Amortization of investments.................................      (752)    (1,344)    (1,907)
   Net loss on sale of investments.............................     4,991      5,587      1,498
   Other investment gains......................................        --       (361)      (599)
   Amortization of convertible debentures......................     1,396      5,997      6,605
   Deferred tax benefit........................................   (30,270)    (1,004)     3,194
   Extraordinary loss on extinguishment of debt................     6,827        182         --
   Other items.................................................    (2,535)     2,072      1,570
Net changes in non-cash balances relating to operations:
   Accounts receivable.........................................   (28,262)  (210,721)  (166,668)
   Reinsurance recoverable.....................................  (577,531)  (650,373)  (448,866)
   Investment income due and accrued...........................      (775)        79     (1,452)
   Deferred expenses...........................................   (37,055)    (3,191)     2,777
   Prepaid reinsurance premiums................................   (65,145)   (74,591)   (50,469)
   Other assets................................................        72     (1,215)     2,050
   Reserve for losses and loss expenses........................   669,062    669,694    473,965
   Prepaid fees................................................    10,504     10,900      6,414
   Reserve for unearned premiums...............................    90,804     93,372     53,504
   Accounts payable............................................   (43,375)   110,548    102,331
   Taxes payable...............................................       957      8,331       (161)
   Accrued expenses............................................     4,601       (998)     3,896
   Other liabilities...........................................     3,104     (1,074)     4,121

                                                                ---------  ---------  ---------
NET CASH FROM OPERATING ACTIVITIES.............................    12,936     20,634     62,351

                                                                ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of investments--Available for sale.......   369,584     85,312    145,745
   Proceeds from maturity of investments--Available for sale...    32,463     53,183     57,175
   Fixed assets purchased......................................   (17,345)   (17,732)    (9,890)
   Investments purchased--Available for sale...................  (321,338)  (153,949)  (268,868)
   Acquisitions and other investments..........................   (11,905)   (10,130)   (28,886)
   Proceeds from sale of other investments.....................        --        577      2,929
   Other items.................................................       420        104          9

                                                                ---------  ---------  ---------
NET CASH FROM (APPLIED TO) INVESTING ACTIVITIES................    51,879    (42,635)  (101,786)

                                                                ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Loan repayment and interest received........................  (117,453)        --        389
   Proceeds from loans payable.................................   220,000    117,000         --
   Other loans received........................................        --        511      1,379
   Extinguishment of convertible debentures....................  (101,325)    (6,163)        --
   Proceeds from shares issued.................................     7,824     11,209      8,055
   Purchase of treasury shares.................................    (1,387)   (29,813)        --
   Claims deposit liabilities..................................    (2,517)    (9,524)    (4,997)
   Pension fund reserves.......................................   (11,790)   (11,773)    79,753
   Dividends paid..............................................   (11,539)   (11,482)   (10,427)

                                                                ---------  ---------  ---------
NET CASH (APPLIED TO) FROM FINANCING ACTIVITIES................   (18,187)    59,965     74,152

                                                                ---------  ---------  ---------
Net increase in cash and cash equivalents......................    46,628     37,964     34,717
Cash and cash equivalents at beginning of year.................   155,387    117,423     82,706

                                                                ---------  ---------  ---------
Cash and cash equivalents at end of year....................... $ 202,015  $ 155,387  $ 117,423

                                                                =========  =========  =========
Supplemental cash flow information:
Interest paid.................................................. $  17,796  $     810  $     214
Income taxes paid, net......................................... $   8,597  $   3,217  $   5,622

          See accompanying notes to consolidated financial statements

                          MUTUAL RISK MANAGEMENT LTD.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--DECEMBER 31, 2000

1. GENERAL

   Mutual Risk Management Ltd. (the "Company") was incorporated under the laws of Bermuda in 1977. The Company is a holding company engaged, through its subsidiaries, in providing risk management and financial services in the United States, Bermuda, Barbados, the Cayman Islands and Europe. The "IPC Companies" offer the IPC Program, an alternative risk facility for insureds. The Company also provides administrative, accounting and reinsurance services for unaffiliated captive insurers. Legion Insurance Company, a Pennsylvania insurance company, Legion Indemnity Company, an Illinois excess and surplus lines insurance company and Villanova Insurance Company, a Massachusetts insurance company (together "Legion" or the "Legion Companies") act as policy-issuing companies on many of the IPC Programs reinsuring a portion of the liability and premium to one of the IPC Companies. MRM Financial Services Ltd. provides financial services to offshore mutual funds and other companies. Other subsidiaries provide specialty brokerage, proprietary loss control services and underwriting management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in United States Dollars.

A. Consolidation

      (i) General

   The Consolidated Financial Statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. All of the voting common shares of the IPC companies are owned by wholly owned subsidiaries of the Company. All of the earnings, assets and liabilities of the IPC companies attributable to the common shareholders are consolidated on a line by line basis. All of the non-voting preferred shares of the IPC companies are owned by program holders (see note 2A(ii)). Management is required to make estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.

      (ii) Assets Held in and Liabilities Related to Separate Accounts

   A substantial majority of the assets and liabilities of the IPC Companies represents assets under management and related liabilities of the IPC Programs. The program holders, through their ownership of preferred shares in the IPC Companies, enter into a Preferred Shareholder Agreement. The preferred shares are redeemable after five years. The Preferred Shareholder Agreements provide for the payment of dividends to the preferred shareholders based on premiums earned, investment income, expenses paid and losses and loss expenses incurred in each separate account. The final dividend on a program is determined when all incurred losses in all underwriting years of a program are ultimately paid; the preferred shareholder may not terminate its indemnity obligation under the Preferred Shareholder Agreement before this time. Under the Preferred Shareholder Agreement the program holder assumes investment and underwriting risk and the IPC Company receives an administrative fee for managing the program. Accordingly, the Company treats the premium written in connection with these programs, whether written directly or assumed as reinsurance, as premiums ceded to the separate accounts of the IPC Companies and does not include such amounts in the Company's premiums earned on the Consolidated Statement of
(Loss) Income and Comprehensive (Loss) Income. This premium ceded amounted to $346.8 million in 2000 (1999--$257.8 million; 1998--$251.4 million) of which over 80% in each year relates to workers' compensation risks. The assets and liabilities of the IPC Companies relating to the preferred shareholders interest are included with "Assets held in and Liabilities related to separate accounts" on the Consolidated Balance Sheets. Included in these assets are cash and marketable investments of $335.4 million at December 31, 2000 (1999--$340.1 million) and other assets of $261.4 million (1999--$220.0 million).

                          MUTUAL RISK MANAGEMENT LTD.

B.  Investments

   Investments are comprised of bonds, redeemable preferred shares and mutual funds. All investments are classified as available for sale in accordance with SFAS 115 and are reported at fair market value with unrealized gains and losses, net of tax, included in accumulated other comprehensive income in shareholders' equity.

   Realized gains and losses on the sale of investments are recognized in net
(loss) income using the specific identification basis for bonds and the average cost method for mutual funds. Investments which incur a decline in value, which is other than temporary, are written down to fair value as a new cost basis with the amount of the write down included in net (loss) income. Investment income is accrued as earned and includes amortization of market premium and discounts for bonds.

C.  Revenue Recognition

      (i) Policy issuing fees earned are recorded as the premium is written and earned over the applicable policy period. The unearned portion is included in prepaid fees on the Consolidated Balance Sheets.

      (ii) Underwriting fees of the IPC Companies are earned over the applicable policy period. The unearned portion of such fees is included in prepaid fees on the Consolidated Balance Sheets.

      (iii) Investment fees earned by the IPC Companies are accrued on a daily basis.

      (iv) Commissions and brokerage fees are recorded and earned when the business is placed with the reinsurance carrier, at which time substantially all of the services have been performed.

      (v) Premiums written and assumed are recorded on an accrual basis. Premiums earned are calculated on a pro-rata basis over the terms of the applicable underlying insurance policies with the unearned portion deferred on the Consolidated Balance Sheets as reserve for unearned premiums. Reinsurance premiums ceded are similarly pro-rated with the prepaid portion recorded as an asset in the Consolidated Balance Sheets. Premiums written which are related to the separate accounts of the IPC Companies are included in premiums ceded (see Note 2A(ii)).

      (vi) Net investment income is included after deducting various items as detailed in Note 5C.

D.  Losses and Loss Expenses Incurred

   Losses and related loss adjustment expenses are charged to income as they are incurred and are net of losses recovered and recoverable of $1,175.9 million in 2000 (1999--$1,185.7 million; 1998--$657.8 million). Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Included in loss reserves are gross loss reserves of $169.6 million and $136.0 million at December 31, 2000 and 1999 which have been discounted by $58.1 million and $39.5 million respectively, assuming interest rates of approximately 6% for medical malpractice reserves and 4% for specific and aggregate workers' compensation reserves. These reserves are also discounted for regulatory filings. After reinsurance, the net effect of this discounting was to increase net income by $0.2 million and $0.9 million in 2000 and 1998 and decrease net income by $0.8 million in 1999. Discounting also reduced net loss reserves by $4.0 million and $3.8 million at December 31, 2000 and 1999 respectively.

   Reserves are established for losses and loss adjustment expenses relating to claims which have been reported on the basis of evaluations of independent claims adjusters under the supervision of the Company's claims staff. In addition, reserves are established, in consultation with the Company's independent actuaries, for losses which have occurred but have not yet been reported to the Company and for adverse development of reserves on reported losses. Reinsurance recoverable is shown separately on the Consolidated Balance Sheets.

                          MUTUAL RISK MANAGEMENT LTD.

Management believes that the resulting estimate of the liability for losses and loss adjustment expenses at December 31, 2000 and 1999 is adequate to cover the ultimate net cost of losses and loss expenses incurred, however such liability is necessarily an estimate and no representation can be made that the ultimate liability will not exceed such estimate.

E. Claims Deposit Liabilities

   The Company records certain programs that do not meet the conditions for reinsurance accounting as claims deposit liabilities on the Consolidated Balance Sheets in accordance with Statement Of Position 98-7, "Deposit Accounting; Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk".

F. Income Taxes

   The Company records its income tax liability and deferred tax asset in accordance with SFAS 109. In accordance with this statement, the Company records deferred income taxes which reflect the net tax effect of the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

G. Depreciation and Amortization

   Depreciation of furniture and equipment is provided on a straight-line basis over their estimated useful lives ranging from 2 to 10 years. Amortization of leasehold improvements is computed on a straight-line basis over the terms of the leases. Accumulated depreciation at December 31, 2000 amounted to $40.5 million (1999--$29.0 million). Goodwill related to the acquisition of subsidiaries is amortized on a straight-line basis over 20 to 40 years, is evaluated periodically for any impairment in value and is included in other expenses on the Consolidated Statements of (Loss) Income and Comprehensive
(Loss) Income. Accumulated amortization at December 31, 2000 amounted to $10.6 million (1999--$7.6 million).

H. Deferred Expenses

   Deferred expenses which consist primarily of policy acquisition costs are deferred and charged to income on a pro-rata basis over the periods of the related policies.

I. Earnings per Common Share

   Basic earnings per share is based on weighted average common shares and excludes any dilutive effects of stock options and convertible securities. Diluted earnings per share assumes the conversion of dilutive convertible securities and the exercise of all dilutive stock options (see Note 13).

J. Cash and Cash Equivalents

   Cash and cash equivalents include cash on hand, money market instruments and other debt issues purchased with an original maturity of ninety days or less.

K. Zero Coupon Convertible Exchangeable Subordinated Debentures

   The Debentures are recorded at original issue price plus accrued original issue discount. The current amortization of the original issue discount is included in interest expense on the Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income.

                          MUTUAL RISK MANAGEMENT LTD.

L. Stock-Based Compensation

   The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and accordingly, does not recognize compensation cost as all options are issued with an exercise price equal to the market price of the stock on the date of issue. Note 12 contains a summary of the pro-forma effects to reported net (loss) income and earnings per share for 2000, 1999 and 1998 had the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123.

M. Pension Fund Reserves

   Pension fund reserves represent receipts from the issuance of pension investment contracts . Such receipts are considered deposits on investment contracts that do not have mortality or morbidity risk. Account balances in the accumulation phase are increased by deposits received and interest credited and are reduced by withdrawals and administrative charges. Calculations of contract holder account balances for investment contracts reflect interest crediting rates ranging from 2.25% to 7.0% at December 31, 2000 (1999--2.75% to 7.25%),
based on contract provisions, the Company's experience and industry standards. At December 31, 2000 the amount of pension fund reserves related to products in the accumulation phase was $50.5 million (1999--$62.5 million).

   Upon retirement, individuals can convert their accumulated pension fund account balances into a benefit stream by purchasing a payout annuity from the Company. Single premium life reserves are established for the payout annuities in amounts adequate to meet the estimated future obligations of the policies in force. The calculation of these reserves involves the use of estimates concerning such factors as mortality rates, interest rates averaging 5.75% at December 31, 2000 (1999--5.82%), and future expense levels applicable to the individual policies. Mortality assumptions are based on various actuarial tables. These assumptions consider Company experience and industry standards. To recognize the uncertainty in the reserve calculation, the reserves include reasonable provisions for adverse deviations from those estimates. At December 31, 2000 the amount of pension fund reserves related to payout annuities was $5.7 million (1999--$5.4 million).

3. REINSURANCE AND CLIENT INDEMNIFICATION

A. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company and allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies.

B. At December 31, 2000, losses recoverable and prepaid reinsurance of $2,653.7 million (1999--$2,011.0 million) had been ceded to reinsurers other than the IPC Companies, $1,942.6 million of this amount (1999--$1,663.2 million) has been ceded to reinsurers licensed in the United States which are not required to provide letters of credit or other collateral to secure their obligation. One such U.S. reinsurer accounted for $271.3 million (1999--$207.6 million). The remaining $711.1 million of reinsurance ceded (1999--$347.8 million) was ceded to reinsurers not licensed in the United States, including $23.0 million ceded to companies managed by the Company (1999--$25.2 million). These non-U.S. reinsurers have provided collateral security to the Company in the form of letters of credit and cash at December 31, 2000 of $104.3 million (1999--$114.0 million). Letters of credit held by the Company are issued by and/or confirmed by member banks of the U.S. Federal Reserve. The Company regularly reviews the credit exposure which it has to each bank, together with the bank's financial position and requires replacement of the collateral security in cases where the exposure to the bank exceeds acceptable levels. The Company's largest exposure to an individual bank amounted to $18.8 million at December 31, 2000 (1999--$20.1 million). The IPC Companies have a $350 million (1999--$350 million)

                          MUTUAL RISK MANAGEMENT LTD.

Letter of Credit facility pursuant to which letters of credit are issued on their behalf to the Legion Companies and certain other US insurance companies. This facility is fully collateralized by incoming letters of credit and funds on deposit. The facility is guaranteed by the Company. At December 31, 2000 a reserve for uncollectible reinsurance of $0.8 million (1999--$0.2 million) was outstanding.

C. The Company's reserve for unearned premiums and reserve for losses and loss expenses exclude reserves related to premiums ceded to the IPC Companies, where the program holders assume the underwriting risk relating to such premium (see
Note 2A(ii)). These reserves are included in liabilities related to separate accounts and amounted to $556.6 million at December 31, 2000 (1999--$495.1 million). Clients of the Company's IPC Program generally agree, as part of a Shareholder Agreement, to indemnify the Company against certain underwriting losses on the IPC Program. Clients generally provide letters of credit or cash deposits as collateral for this indemnification, either in the full amount of the potential net loss or to the level of expected losses as projected by the Company. These contractual indemnifications from clients, whether fully or partially secured, amounted to approximately $118.5 million at December 31, 2000 (1999--$104.7 million) of which $57.5 million (1999--$51.5 million) is uncollateralized. The uncollateralized amounts will vary based on the underwriting results of the IPC Programs. Management reviews its collateral security position at the inception and renewal of each IPC Program in order to minimize the risk of loss. In order for the Company to sustain a loss on the portion of such indemnity agreement secured by a letter of credit, the Company would have to be unable to collect from both the client and the bank issuing the letter of credit. The Company has a credit exposure in the event that losses exceed their expected level and the client is unable or unwilling to honor its indemnity to the Company or fails to pay the premium due. For these reasons the Company has established provisions for losses on certain of these programs. These provisions are net of a reinsurance recovery of $27.0 million under a contingency excess of loss policy at December 31, 2000 (1999--$14.7 million). These provisions, which total $81.1 million at December 31, 2000 (1999--$18.0 million), reduced the level of risk management fees by $7.0, $3.1 million and $0.9 million for the years ending December 31, 2000, 1999 and 1998 respectively. These provisions also adversely impacted the underwriting results for 2000 by $74.1 million (1999--$7.6 million; 1999--$0.8 million).

   At December 31, 2000, the Company was involved in arbitration proceedings for the payment of reinsurance recoverables from reinsurers who have withheld payments due to the Company totaling $56.1 million as well as an estimated $83.3 million of reserves. The amounts due to the Company relate primarily to reinsurance on workers' compensation and accident and health coverage. While such reinsurance recoverable amounts are material to the Company's results of operations and financial position, company management believes it will ultimately prevail in such arbitrations and any related actions that may arise. During February 2001, the Company received a payment on one of these disputes of $12.3 million.

   The Company is involved in other legal actions, arbitrations and contingencies occurring in the normal course of business. In the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the results of operations or financial position of the Company.

                          MUTUAL RISK MANAGEMENT LTD.

D. Premiums earned are the result of the following:

                                                 Year ended December 31,
                          --------------------------------------------------------------------
                                   2000                    1999                   1998
                          ----------------------  ----------------------  --------------------
                                 Premiums                Premiums               Premiums
                          ----------------------  ----------------------  --------------------
                           Written      Earned     Written      Earned     Written    Earned
                          ----------  ----------  ----------  ----------  ---------  ---------
                                                     (In thousands)
Direct................... $1,388,836  $1,291,110  $1,129,935  $1,018,761  $ 790,776  $ 753,463
Assumed..................     18,629      33,156      64,099      54,724     59,657     48,291
Ceded to IPC Companies(1)   (346,792)   (377,346)   (257,848)   (233,953)  (251,443)  (248,335)
Ceded to third parties...   (780,516)   (692,415)   (735,669)   (657,734)  (494,042)  (451,506)

                          ----------  ----------  ----------  ----------  ---------  ---------
Net Premiums............. $  280,157  $  254,505  $  200,517  $  181,798  $ 104,948  $ 101,913

                          ==========  ==========  ==========  ==========  =========  =========

--------
(1) See Note 2A (ii)

4. RESERVE FOR LOSSES AND LOSS EXPENSES

   The following table sets forth a reconciliation of beginning and ending reserves for losses and loss expenses

                                                                      Year ended December 31,
                                                                ----------------------------------
                                                                   2000        1999        1998
                                                                ----------  ----------  ----------
                                                                          (In thousands)
Gross reserves for losses and loss expenses, beginning of year. $1,860,120  $1,190,426  $  716,461
Recoverable from reinsurers....................................  1,729,936   1,079,563     630,697

                                                                ----------  ----------  ----------
Net reserves for losses and loss expenses, beginning of year...    130,184     110,863      85,764

                                                                ==========  ==========  ==========
Provision for losses and loss expenses for claims occurring in:
   Current year................................................    157,813     140,574      74,476
   Prior years(1)..............................................     69,342       7,131       3,782

                                                                ----------  ----------  ----------
       Total losses and loss expenses incurred.................    227,155     147,705      78,258

                                                                ==========  ==========  ==========
Payments for losses and loss expenses for claims occurring in:
   Current year................................................    (29,197)    (61,697)    (15,039)
   Prior years.................................................   (106,425)    (66,687)    (38,120)

                                                                ----------  ----------  ----------
       Total payments..........................................   (135,622)   (128,384)    (53,159)

                                                                ==========  ==========  ==========
Net reserves for losses and loss expenses, end of year.........    221,717     130,184     110,863
Recoverable from reinsurers....................................  2,307,466   1,729,936   1,079,563

                                                                ----------  ----------  ----------
Gross reserves for losses and loss expenses, end of year....... $2,529,183  $1,860,120  $1,190,426

                                                                ==========  ==========  ==========

--------
(1) The increase in the provision for losses and loss expenses for claims occurring in prior years relates primarily to the charge taken in the fourth quarter of 2000 to increase the company's existing provision relating to reinsurance recoverables and a strengthening of net loss reserves.

                          MUTUAL RISK MANAGEMENT LTD.

5. INVESTMENTS

A. Cash and cash equivalents include amounts invested in commercial paper and discount notes at December 31, 2000 of $Nil (1999--$64.8 million). Substantially all of the remaining amount is invested in money market or interest-bearing bank accounts.

B. (i) All investments are held as available for sale. The amortized cost and fair market values are as follows:

                                                                                              Fair
                                                            Amortized Unrealized Unrealized  Market
                                                              Cost       Gain       Loss     Value
                                                            --------- ---------- ---------- --------
                                                                         (In thousands)
At December 31, 2000
--------------------
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................ $180,051    $1,947    $ 6,126   $175,872
Corporate debt securities..................................  131,180       667      3,968    127,879
Total bonds................................................  311,231     2,614     10,094    303,751
Redeemable preferred shares................................    1,268        --        159      1,109
                                                             312,499     2,614     10,253    304,860
Mutual funds(1)............................................   69,411     2,074      5,271     66,214

                                                            --------    ------    -------   --------
Total investments.......................................... $381,910    $4,688    $15,524   $371,074

                                                            ========    ======    =======   ========

At December 31, 1999
--------------------
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies................................ $180,747    $  274    $ 3,532   $177,489
Corporate debt securities..................................  182,827       102      9,846    173,083
Total bonds................................................  363,574       376     13,378    350,572
Redeemable preferred shares................................    2,068        --        377      1,691
                                                             365,642       376     13,755    352,263
Mutual funds(1)............................................  101,215     1,814      3,372     99,657

                                                            --------    ------    -------   --------
Total investments.......................................... $466,857    $2,190    $17,127   $451,920

                                                            ========    ======    =======   ========

--------
(1) The Company invests in mutual funds with fair market values of $45.5 million (1999--$87 million) which are administered by MRM Financial Services Ltd., a wholly-owned subsidiary of the Company.

   The Company does not have any investment in a single corporate security which exceeds 1.6% of total bonds at December 31, 2000 (1999--1.4%).

                          MUTUAL RISK MANAGEMENT LTD.

   The following unrealized gains and losses on available for sale investments have been recorded in Accumulated other comprehensive income in Shareholders' equity:

                        Gross Unrealized          Net Unrealized
                         Gains (Losses)    Tax    Gains (Losses)
                        ---------------- -------  --------------
                                     (In thousands)
   January 1, 1998.....     $  5,851     $(1,816)    $  4,035
   Movement............          935        (514)         421
   December 31, 1998...        6,786      (2,330)       4,456
   Movement............      (21,723)      2,330      (19,393)
   December 31, 1999...      (14,937)         --      (14,937)
   Movement............        4,101          --        4,101

                            --------     -------     --------
   December 31, 2000...     $(10,836)    $    --     $(10,836)

                            ========     =======     ========

   The following table sets forth certain information regarding the investment ratings of the Company's bond and redeemable preferred share portfolio:

                  December 31, 2000    December 31, 1999
                 -------------------  -------------------
                 Amortized            Amortized
                   Cost    Percentage   Cost    Percentage
                 --------- ---------- --------- ----------
                              (In thousands)
   Ratings(1)
   AAA.......... $139,685     44.70%  $173,132     47.35%
   AA...........   47,993     15.36%    46,252     12.65%
   A............   85,715     27.43%   111,550     30.51%
   BBB..........   26,243      8.40%    25,164      6.88%
   BB...........    6,697      2.14%     9,544      2.61%
   B............    6,166      1.97%        --        --

                 --------    ------   --------    ------
   Total........ $312,499    100.00%  $365,642    100.00%

                 ========    ======   ========    ======

--------
(1) Ratings as assigned by Standard & Poor's Corporation

   The maturity distribution of investments in bonds and redeemable preferred shares is as follows:

                                          December 31, 2000  December 31, 1999
                                          ------------------ ------------------
                                                      Fair               Fair
                                          Amortized  Market  Amortized  Market
                                            Cost     Value     Cost     Value
                                          --------- -------- --------- --------
                                                     (In thousands)
   Due in one year or less............... $ 13,562  $ 13,492 $ 27,139  $ 26,996
   Due in one year through five years....  116,316   116,460  111,017   109,728
   Due in five years through ten years...  103,671    97,948   82,191    77,758
   Due after ten years...................   78,950    76,960  145,295   137,781

                                          --------  -------- --------  --------
   Total................................. $312,499  $304,860 $365,642  $352,263

                                          ========  ======== ========  ========

                          MUTUAL RISK MANAGEMENT LTD.

   (ii) Realized gains and losses:

                                                               Year ended December 31,
                                                             ---------------------------
                                                               2000     1999      1998
                                                             --------  -------  --------
                                                                    (In thousands)
Proceeds from sale of investments held as available for sale $369,584  $85,312  $145,745
Realized gains on investments--held as available for sale...      393  $   932  $  1,703
Realized losses on investments--held as available for sale..   (5,384)  (6,519)   (3,201)
Net realized losses.........................................   (4,991)  (5,587)   (1,498)
Other gains.................................................      256      388       495

                                                             --------  -------  --------
Realized capital losses..................................... $ (4,735) $(5,199) $ (1,003)

                                                             ========  =======  ========

C.  Details of investment income by major categories are presented below:

                                            Year ended December 31,
                                           -------------------------
                                            2000     1999     1998
                                           -------  -------  -------
                                                 (In thousands)
           Cash and cash equivalents...... $ 7,500  $ 5,622  $ 6,054
           Mutual funds...................  13,024    9,872    9,214
           Preferred stocks...............     461      172       79
           Bonds..........................  22,427   20,502   19,866
                                           -------  -------  -------
           Gross investment income........  43,412   36,168   35,213
           Claims deposit liabilities, net  (2,555)  (1,552)  (4,314)
           Contract expenses..............    (468)    (380)    (728)
           Investment expenses............  (1,057)    (620)    (581)

                                           -------  -------  -------
           Net investment income.......... $39,332  $33,616  $29,590

                                           =======  =======  =======

D. Legion is required by certain states in which it operates to maintain special deposits or provide letters of credit. This obligation amounted to $190.6 million at December 31, 2000 (1999--$166.4 million) and included deposits of $63.8 million (1999--$59.6 million) and letters of credit of $126.8 million (1999--$106.8 million).

6.  LOANS PAYABLE

   During September 2000, as part of its overall refinancing, the Company entered into two separate agreements that together provided $220 million of total financing. The first agreement is a $180 million revolving credit facility with a syndicate of commercial banks (the "credit facility"). The second agreement is a private placement of $40 million of Auction Rate Reset Preferred Securities (the "Rhino Preferred Securities"). The proceeds of these agreements were used to retire $217 million of outstanding indebtedness under the bridging loan agreement (the "bridging loan") the Company had in place with various financial institutions resulting in an extraordinary loss of $2.5 million, net of tax.

  Credit Facility and Bridging Loan

   The principal is repayable in full on September 21, 2003. Interest rates on the credit facility are based on LIBOR plus 95 basis points. The credit facility agreement contains certain financial covenants, including the requirement that the Company's total consolidated indebtedness to total capital ratio shall not exceed 0.45:1 during the first 18 months of the facility and 0.40:1 thereafter. Shareholders' equity, as calculated in

                          MUTUAL RISK MANAGEMENT LTD.

accordance with U.S. GAAP shall be greater than the sum of $325 million plus 50% of cumulative positive net income post June 30, 2000. For these purposes, shareholders' equity excludes any unrealized gains or losses on the Company's investment portfolio.

   Prior to the refinancing, the Company had in place $217 million of outstanding indebtedness under the bridging loan with various financial institutions. Interest rates on the bridging loan were based on LIBOR plus 75 basis points.

   At December 31, 2000 the Company had $180 million outstanding under the credit facility. The Company was in compliance with all the covenants of the credit facility as at December 31, 2000. Interest payments on the credit facility and the bridging loan totaled $14.1 million for the year ending December 31, 2000. The repayment of the credit facility has been guaranteed by the Company and Mutual Group Ltd., a U.S. subsidiary of the Company.

  Rhino Preferred Securities

   During September 2000, MRM Capital Trust I, a Delaware statutory business trust (the "Trust"), sold in a private placement $40 million of Rhino Preferred Securities. All of the common securities of the Trust are owned by Mutual Group Ltd.

   The Rhino Preferred Securities mature on September 21, 2003. Distributions on the Rhino Preferred Securities are payable quarterly at LIBOR plus 150 basis points, adjusted quarterly. If the trading price of Mutual Risk Management's Common Shares declines to 65 percent of the closing price of the Common Shares on September 21, 2000, or $13.50 per Common Share, the holders of a majority of the Rhino Preferred Securities will have the option to require Banc of America Securities LLC, as the Remarketing Agent, to remarket the Rhino Preferred Securities. If remarketed, the maturity of the remarketed securities will be reset as the later of September 21, 2002, or one year from the date on which the remarketed securities are issued. The coupon will be reset pursuant to a bid process to value the remarketed securities at 100.25 percent of the face amount thereof. If Banc of America Securities LLC were unable to remarket the securities, the holders of a majority of the Rhino Preferred Securities would have the right to require Mutual Group Ltd. to repurchase them at a purchase price equal to the face amount of the securities plus accrued and unpaid distributions. These obligations are guaranteed by the Company. The Company's common shares have traded below the trigger price described above during and after the year ended December 31, 2000, although the holders of the Rhino Preferred Securities did not exercise their remarketing rights at that time.

   The sole assets of the Trust consist of $41.24 million principal amount of Auction Rate Reset Senior Notes Series A (the "Senior Notes") issued by Mutual Group Ltd. The Senior Notes mature on September 21, 2003. Interest on the Senior Notes is payable quarterly at LIBOR plus 150 basis points. If under certain circumstances the Trust is dissolved and the holders of the Rhino Preferred Securities directly hold the Senior Notes, then the remarketing provisions described above will be applicable to the Senior Notes.

   In connection with the issuance of the Rhino Preferred Securities, the Company has agreed with Banc of America Securities LLC to use its reasonable best efforts to complete one or more firm commitment underwritings with an aggregate public offering price of $40 million on or before June 21, 2003. The Company has agreed to commence the necessary action to file and maintain an effective shelf registration statement with availability for the issuance of up to $40 million of Common Shares.

                          MUTUAL RISK MANAGEMENT LTD.

7. ZERO COUPON CONVERTIBLE EXCHANGEABLE SUBORDINATED DEBENTURES

   On October 30, 1995, the Company issued $324.3 million principal amount of Zero Coupon Convertible Exchangeable Subordinated Debentures ("Debentures") with an aggregate issue price of $115.0 million. The issue price of each debenture was $354.71 and there will be no periodic payments of interest. The Debentures will mature on October 30, 2015 at $1,000 per Debenture representing a yield to maturity of 5.25% (computed on a semi-annual bond equivalent basis). The Debentures are subordinated to all existing and future senior indebtedness of the Company.

   Each Debenture is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into Common Shares of the Company at a conversion rate of 21.52 shares per Debenture or an aggregate of 6,978,800 Common Shares. The Debentures may be purchased by the Company, at the option of the holder, as of October 30, 2005 and October 30, 2010, at the issue price plus accrued original issue discount. The Company, at its option may elect to pay such purchase price on any particular purchase date in cash or Common Shares, or any combination thereof. Each Debenture is redeemable in cash at the option of the Company for an amount equal to the issue price plus accrued original issue discount.

   The Company will have the right, under certain circumstances, to require the holders to exchange the Debentures for Guaranteed Zero Coupon Exchangeable Subordinated Debentures due 2015 of Mutual Group Ltd. (the "Exchangeable Debentures"), to be guaranteed on a subordinated basis by the Company. The Exchangeable Debentures will be exchangeable for the Company's Common Shares and will otherwise have terms and conditions substantially identical to the Debentures. During the year, no Debentures were converted into Common Shares. In 1999, Debentures representing a principal amount of $34.2 million were converted into 736,606 Common Shares.

   During the year, Debentures representing a principal amount of $222 million (1999--$14 million) were repurchased in the open market for $101.3 million (1999--$6.3 million), resulting in an extraordinary loss of $4.3 million (1999--$0.2 million), net of tax.

8. COMPREHENSIVE (LOSS) INCOME

   SFAS 130 requires unrealized gains or losses on the Company's available for sale investments to be included in other comprehensive (loss) income.

                                                                               Before Tax        Net of Tax
                                                                                 Amount    Tax     Amount
                                                                               ---------- -----  ----------
                                                                                      (In thousands)
Year ended December 31, 2000
Net unrealized gains on available for sale investments arising during the year   $ (890)  $ 818    $   72

                                                                                 ------   -----    ------
Less: reclassification adjustment for losses realized in net income...........    4,991    (818)    4,173

                                                                                 ------   -----    ------
Other comprehensive income....................................................   $4,101   $  --    $4,101

                                                                                 ======   =====    ======

                                                                                    Amount    Tax     Amount
                                                                                   --------  ------  --------
                                                                                         (In thousands)
Year ended December 31, 1999
Net unrealized (losses) gains on available for sale investments arising during the year............................................................................ $(27,310) $2,702  $(24,608)

                                                                                   --------  ------  --------
Less: reclassification adjustment for losses realized in net income...............    5,587    (372)    5,215

                                                                                   --------  ------  --------
Other comprehensive (loss) income................................................. $(21,723) $2,330  $(19,393)

                                                                                   ========  ======  ========

                          MUTUAL RISK MANAGEMENT LTD.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

                            December 31, 2000   December 31, 1999
                           ------------------- -------------------
                           Carrying            Carrying
                            Amount  Fair Value  Amount  Fair Value
                           -------- ---------- -------- ----------
                                       (In thousands)
Investments............... $371,074  $371,074  $451,920  $451,920
Other investments......... $ 35,201  $ 35,201  $ 28,426  $ 28,426
Claims deposit liabilities $ 25,407  $ 23,297  $ 27,924  $ 23,850
Debentures................ $ 13,673  $ 13,418  $110,898  $115,001
Loans payable............. $220,000  $220,000  $117,000  $117,000

   The following methods and assumptions were used to estimate the fair value of specific classes of financial instruments. The carrying values of all other financial instruments, as defined by SFAS 107, approximate their fair values due to their short term nature.

  Investments:

   The fair market value of investments is calculated using quoted market prices.

  Other Investments:

   Other investments consist primarily of privately held companies that do not have readily ascertainable market values. These investments are initially recorded at cost and are revalued based principally on substantive events or factors which could indicate a diminution or appreciation in value.

  Claims Deposit Liabilities:

   The fair value of claims deposit liabilities is calculated by discounting the actuarially determined ultimate loss payouts at a rate of 6%.

  Debentures:

   The fair value of the debentures is calculated using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

  Loans Payable:

   The loans payable bear interest at a floating rate and as such, the fair value equals the carrying amount.

  Assets Held in Separate Accounts:

   (a) Within assets held in separate accounts are cash and marketable investments with a carrying value and fair value of $ 538.8 million (1999:
$471.2 million). Fair value is calculated using quoted market prices.

   (b) Within the $261.0 million of other assets (1999: $222.2 million) $83.2 million (1999: $70.0 million) are financial instruments. The fair market value of other assets approximates carrying value due to the short term nature of these items.

                          MUTUAL RISK MANAGEMENT LTD.

10. INCOME TAXES

                     Current  Deferred   Total
                     -------  --------  --------
                            (In thousands)
December 31, 2000:
U.S. Federal........ $13,037  $(33,733) $(20,696)
U.S. State and local     171        --       171
Foreign.............   1,392        --     1,392

                     -------  --------  --------
                     $14,600  $(33,733) $(19,133)

                     =======  ========  ========
December 31, 1999:
U.S. Federal........ $  (118) $ (1,004) $ (1,122)
U.S. State and local     169        --       169
Foreign.............     588        --       588

                     -------  --------  --------
                     $   639  $ (1,004) $   (365)

                     =======  ========  ========
December 31, 1998:
U.S. Federal........ $ 4,603  $  3,198  $  7,801
U.S. State and local     171        (4)      167
Foreign.............     568        --       568

                     -------  --------  --------
                     $ 5,342  $  3,194  $  8,536

                     =======  ========  ========

   The effective total tax rate differed from the statutory U.S. federal tax rate for the following reasons:

                                                     2000   1999    1998
                                                     -----  -----   -----
Year ended December 31,
Statutory U.S. federal tax rate.....................  35.0%  35.0%   35.0%
Increase (reduction) in income taxes resulting from:
U.S. state taxes....................................  (0.6)   0.2     0.2
Tax-exempt interest income..........................   4.6   (2.5)   (2.1)
Foreign income not expected to be taxed in the U.S..  72.5  (29.3)  (18.2)
Foreign taxes.......................................  (8.2)   1.2     0.8
Options.............................................   1.4   (6.2)   (4.4)
Other, net..........................................  (0.7)   0.9     0.4

                                                     -----  -----   -----
Total............................................... 104.0%  (0.7)%  11.7%

                                                     =====  =====   =====

                          MUTUAL RISK MANAGEMENT LTD.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                        2000      1999
                                                      --------  --------
                                                        (In thousands)
      Deferred tax assets:
      Unearned premiums and fees not deducted for tax $ 23,068  $  4,030
      Unpaid losses discounted for tax...............   11,972    10,164
      Unrealized losses..............................       --     3,463
      Provisions.....................................   13,811     2,438
      Other..........................................    3,334     1,149
                                                      --------  --------
      Total gross deferred tax assets................   52,185    21,244
                                                      --------  --------
      Deferred tax liabilities:
      Deferred acquisition costs.....................  (13,033)   (7,090)
      Deferred marketing expenses....................   (2,426)   (2,577)
      Deferred market discount.......................   (1,293)   (1,039)
      Other..........................................     (930)   (2,842)
                                                      --------  --------
      Total gross deferred tax liabilities...........  (17,682)  (13,548)
                                                      --------  --------
      Deferred tax benefit...........................   34,503     7,696
      Valuation allowance on unrealized losses.......       --    (3,463)
                                                      --------  --------
      Net deferred tax benefit....................... $ 34,503  $  4,233
                                                      ========  ========

   The valuation allowance of $3.5 million in 1999 related to unrealized losses and has been accounted for in Accumulated other comprehensive (loss) income.

11. SHAREHOLDERS' EQUITY AND RESTRICTIONS

A. The Board of Directors, on October 5, 1999, approved a stock repurchase program to purchase up to three million of its outstanding Common Shares. On October 27, 1999, the Board of Directors authorized the repurchase of an additional two million shares. As of December 31, 2000, a total of 2,636,716 shares had been repurchased at an average price of $11.31.

   During the first quarter of 2000, the Company sold 325,000 put options for a total consideration of $251,601 which has been recorded directly in additional paid-in capital. The put options entitled the holders to sell Common Shares to the Company if the price of the Company's Common Shares fell below a specified strike price. During the year, 92,100 put options were exercised for consideration of $1,386,105. At December 31, 2000, no put options were outstanding (1999--250,000).

B. The Board of Directors is authorized to provide, without shareholder approval, for the issue of up to $20,000,000 of preference shares of such par value as the Board shall determine.

C. The Company's ability to pay dividends is subject to certain restrictions including the following:

      (i) The Company is subject to a 30% U.S. withholding tax on any dividends received from its U.S. subsidiaries and certain of the IPC Companies.

      (ii) The Legion Companies' ability to pay a dividend is limited by insurance regulation to an annual amount equal to the greater of 10% of the Legion Companies' statutory surplus as regards policyholders, or the Legion Companies' statutory income for the preceding year . The maximum dividend the Legion Companies will be permitted to pay under this restriction in 2001 is $46.0 million based upon 2000 results (2000--$35.0 million based on 1999 results). The Legion Companies' net assets which were restricted by

                          MUTUAL RISK MANAGEMENT LTD.

   the above were $ 359.0 million at December 31, 2000 (1999--$353.6 million). Loans and advances by the Company or any other subsidiary would require the prior approval of the Pennsylvania insurance department and possibly other states in which they are licensed.

D. At December 31, 2000 the Legion Companies' combined risk-based capital was $374.8 million (1999--$347.4 million). Under the risk-based capital tests, the threshold that constitutes the authorized control level, which authorizes the commissioner to take whatever regulatory actions considered necessary to protect the best interest of the policyholders and creditors of the Legion Companies was $161.9 million (1999--$121.0 million).

E. Net income and policyholders' surplus of the Legion Companies, as filed with regulatory authorities on the basis of statutory accounting practices, are as follows:

                                              Year ended December 31,
                                             --------------------------
                                               2000     1999     1998
                                             -------- -------- --------
                                                   (In thousands)
Statutory net income for the year........... $ 13,309 $ 11,269 $ 20,238
Statutory policyholders' surplus at year end $378,380 $349,867 $227,664

F. Effective January 1, 2001 the Legion Companies are required to adopt codification of statutory accounting principles. The effect on the Legion Companies is not anticipated to decrease statutory surplus.

12. STOCK OPTIONS

   Employees have been granted options to purchase Common Shares under the Company's Long Term Incentive Plans. In each case, the option price equals the fair market value of the Common Shares on the day of the grant and an option's maximum term is five to ten years. Options granted vest ratably over a four year period.

   In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize a compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                                Year ended December 31,
                                        ---------------------------------------
                                            2000           1999        1998
                                          --------       -------      -------
                                        (In thousands except per share amounts)
Net (loss) income--as reported......... $ (5,582)      $50,438      $64,527
Net (loss) income--pro forma........... $(10,749)      $44,465      $60,732
Basic earnings per share--as reported.. $  (0.14)      $  1.18      $  1.56
Basic earnings per share--pro forma.... $  (0.26)      $  1.04      $  1.47
Diluted earnings per share--as reported $  (0.14)      $  1.14      $  1.42
Diluted earnings per share--pro forma.. $  (0.26)      $  1.02      $  1.38

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield........            1.6%            1.5%            0.6%
Expected stock price volatility       .408-.430       .329-.398       .307-.330
Risk-free interest rate........            5.1%            5.9%            5.3%
Expected life of options....... 4 years-9 years 4 years-9 years 4 years-9 years

                          MUTUAL RISK MANAGEMENT LTD.

   The weighted average fair value of options granted during 2000 is $5.30 per share (1999--$5.74 per share, 1998--$11.35 per share).

   The pro forma effect on net income for 2000, 1999 and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

   Options issued and outstanding under the plans are as follows:

                Summary of Employee Stock Option Plan Activity

                                                   Year ended December 31,
                                         -------------------------------------------
                                             2000           1999           1998
                                         -------------  -------------  -------------
Number of Options
Outstanding, beginning of year..........     4,924,273      4,220,580      3,794,925
Granted.................................     1,204,650      1,586,183      1,010,399
Exercised...............................      (353,754)      (744,223)      (563,293)
Cancelled...............................      (768,803)      (138,267)       (21,451)

                                         -------------  -------------  -------------
Outstanding and exercisable, end of year     5,006,366      4,924,273      4,220,580

                                         =============  =============  =============
Option Price Per Share
Granted................................. $13.25-$21.00  $11.44-$39.63  $26.25-$38.31
Exercised............................... $13.97-$15.14  $ 7.97-$26.25  $ 7.97-$26.25
Cancelled............................... $14.25-$39.00  $ 9.52-$39.54  $10.83-$26.25
Outstanding and exercisable, end of year $11.44-$39.63  $11.44-$39.63  $ 7.97-$38.31

              Summary of Options Outstanding at December 31, 2000

                  Weighted
                   Number   Average
Year of Number of of Shares Exercise Exercise Price
 Grant   Shares    Vested    Price       Range              Expiration Date Range
 -----  --------- --------- -------- -------------- --------------------------------------
 1996..   601,420  601,420   $15.24  $14.25-$16.78    January 2, 2001 to December 17, 2006
 1997..   844,450  631,147   $25.53  $15.00-$28.63   January 31, 2002 to December 18, 2002
 1998..   914,286  400,879   $35.24  $29.94-$38.31    January 2, 2003 to December 21, 2003
 1999.. 1,444,560  425,188   $16.93  $11.44-$39.63  February 26, 2004 to December 14, 2004
 2000.. 1,201,650       --   $13.59  $13.25-$20.88     March 15, 2000 to December 14, 2005

   Options have been granted to each of the outside directors. All options are for five years and become exercisable six months after issuance.

   Total options granted to directors are as follows:

               Number of Shares
              -------------------
Year of Grant Granted Outstanding Exercise Price         Expiration Date
------------- ------- ----------- -------------- --------------------------------
    1996..... 105,000   105,000          $16.69                  December 1, 2001
    1997.....  75,000    75,000   $19.50-$27.81  May 21, 2002 to December 1, 2002
    1998.....  60,000    60,000          $37.25                  December 1, 2003
    1999.....  60,000    60,000          $14.75                  December 1, 2004
    2000..... 105,000   105,000          $16.50                  December 1, 2005

                          MUTUAL RISK MANAGEMENT LTD.

13. EARNINGS PER COMMON SHARE

   The following table sets forth the computation of basic and diluted earnings per common share.

                                                                 2000              1999           1998
                                                              -----------      -----------    -----------
                                                            (In thousands, except share and per share data)
Numerator
Income before extraordinary loss........................... $     1,245       $    50,620    $    64,527

                                                              -----------      -----------    -----------
Extraordinary loss on establishment of debt, net of taxes..       6,827               182             --

                                                              -----------      -----------    -----------
Net (loss) income..........................................      (5,582)           50,438         64,527

                                                              -----------      -----------    -----------
Numerator for basic earnings per common share--Net (loss)
  income...................................................      (5,582)           50,438         64,527
Effect of dilutive securities:

                                                              -----------      -----------    -----------
Conversion of Zero Coupon Convertible Exchangeable
  Subordinated Debentures..................................          --             5,997          6,605

                                                              -----------      -----------    -----------
Numerator for diluted earnings per common share--Net (loss)
  income after assumed conversions......................... $    (5,582)      $    56,435    $    71,132

                                                              ===========      ===========    ===========
Denominator
Denominator for basic earnings per common share--weighted
  average shares...........................................  41,244,621        42,797,133     41,275,156
Effect of dilutive securities:
Stock options..............................................          --           991,406      2,223,900
Conversion of Zero Coupon Convertible Exchangeable
  Subordinated Debentures..................................          --         5,818,374      6,734,091

                                                              -----------      -----------    -----------
Denominator for diluted earnings per common share-adjusted
  weighted average shares and assumed conversions..........  41,244,621        49,606,913     50,233,147

                                                              ===========      ===========    ===========
Basic earnings per common share:
Income before extraordinary loss........................... $      0.03       $      1.18    $      1.56
Extraordinary loss, net of tax............................. $     (0.17)      $     (0.00)   $        --

                                                              -----------      -----------    -----------
Basic earnings per common share............................ $     (0.14)      $      1.18    $      1.56

                                                              ===========      ===========    ===========
Diluted earnings per common share:
Income before extraordinary loss........................... $      0.03       $      1.14    $      1.42
Extraordinary loss, net of tax............................. $     (0.17)      $     (0.00)   $        --

                                                              -----------      -----------    -----------
Diluted earnings per common share.......................... $     (0.14)      $      1.14    $      1.42

                                                              ===========      ===========    ===========

14. DERIVATIVE FINANCIAL INSTRUMENTS

   In June 1998, the Financial Accounting Standards Board issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended by Statement 138 in June 2000. The Statement requires the recording of all derivative instruments as assets or liabilities, measured at fair value. The Company has had only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. They have been utilized to manage interest rate risk.

                          MUTUAL RISK MANAGEMENT LTD.

15. SEGMENT INFORMATION

   Selected information by operating segment is summarized in the chart below.

Line of Business Financial Information

                                                        Year ended December 31,
                                                     ----------------------------
                                                       2000      1999      1998
                                                     --------  --------  --------
                                                            (In thousands)
   Revenue(1)
   Program Business................................. $118,034  $ 95,132  $ 82,267
   Corporate Risk Management........................   46,689    49,365    51,640
   Specialty Brokerage..............................   14,847    13,692     9,021
   Financial Services...............................   27,943    19,522    14,343
   Underwriting.....................................  254,505   181,798   101,913
   Net investment income............................   34,597    28,417    28,587
   Other............................................    1,202      (300)      143

                                                     --------  --------  --------
   Total............................................ $497,817  $387,626  $287,914

                                                     ========  ========  ========
   Income Before Income Taxes and Minority Interest
   Program Business................................. $ 31,334  $ 26,969  $ 32,620
   Corporate Risk Management........................   11,986    15,694    20,158
   Specialty Brokerage..............................    4,606     5,226     2,264
   Financial Services...............................    4,134     1,298       542
   Underwriting.....................................  (82,876)  (17,489)   (2,406)
   Net investment income............................   15,405    21,610    21,768
   Other............................................   (2,986)   (3,001)   (1,976)

                                                     --------  --------  --------
   Total............................................ $(18,397) $ 50,307  $ 72,970

                                                     ========  ========  ========

--------
(1) Fee income from two clients accounted for 3% and 2% of total fee income in 2000 (1999--2% and 2%; 1998--2% and 1%) .
   Premiums earned from two clients accounted for 12% and 4% of total premiums earned during 2000 (1999--6% and 6%; 1998--4% and 3%).
   The subsidiaries' accounting records do not capture information by reporting segment sufficient to determine identifiable assets by such reporting segments.

                          MUTUAL RISK MANAGEMENT LTD.

16. FOREIGN SALES AND OPERATIONS

   The Company's non-U.S. operations include Bermuda, Barbados, the Cayman Islands and Europe.

   Financial Information Relating to Geographic Areas

                                                              Year ended December 31,
                                                         ---------------------------------
                                                            2000        1999       1998
                                                         ----------  ---------- ----------
                                                                  (In thousands)
Total Revenues
U.S. Business........................................... $  327,730  $  291,458 $  193,653
Non-U.S. Business.......................................    170,087      96,168     94,261

                                                         ----------  ---------- ----------
Total................................................... $  497,817  $  387,626 $  287,914

                                                         ==========  ========== ==========
(Loss) Income Before Income Taxes, Minority Interest and
  Extraordinary Loss
U.S. Business........................................... $  (57,982) $   15,911 $   38,285
Non-U.S. Business.......................................     39,585      34,396     34,685

                                                         ----------  ---------- ----------
Total................................................... $  (18,397) $   50,307 $   72,970

                                                         ==========  ========== ==========
Total Assets............................................
U.S. Business........................................... $3,749,858  $3,078,861 $2,082,077
Non-U.S. Business(1)....................................  1,109,791     954,313    992,180

                                                         ----------  ---------- ----------
Total................................................... $4,859,649  $4,033,174 $3,074,257

                                                         ==========  ========== ==========

--------
(1) Includes assets held in separate accounts of $799.8 million, $693.4 million and $722.3 million for 2000, 1999 and 1998 respectively.

17. ACQUISITIONS

   During 2000 the Company acquired several new businesses for a total of $13.6 million. The excess of the purchase price over net assets acquired was $6.0 million. These acquisitions were accounted for by the purchase method. The pro forma effect on the Company's revenue, net income and earnings per share is not material.

   On March 1, 1999, the Company acquired Captive Resources, Inc. ("CRI") in a business combination accounted for as a pooling of interests. CRI became a wholly owned subsidiary of the Company through the exchange of 1,058,766 Common Shares for 100% of its outstanding stock.

   During 1998 the Company acquired several new businesses for a total of $25.6 million. The excess of the purchase price over net assets acquired was $21.9 million. These acquisitions were accounted for by the purchase method. The pro forma effect on the Company's revenue, net income and earnings per share is not material.

   During 1998 the Company acquired Compfirst, Inc. and IAS in a business combination accounted for as a pooling of interests. These companies became wholly owned subsidiaries of the Company through the exchange of 943,821 Common Shares for 100% of each company's outstanding stock.

18. RELATED PARTY TRANSACTIONS

A. Fee income of $0.3 million (1999--$0.8 million; 1998--$0.6 million) and premiums of $3.8 million (1999--$(0.1) million; 1998--$1.4 million) were earned from a certain IPC Program participant associated with a director and shareholder of the Company.

                          MUTUAL RISK MANAGEMENT LTD.

B. A number of subsidiaries of the Company have written business involving subsidiaries of The Galtney Group, Inc. ("GGI") of which a director of the Company is the principal shareholder. During 2000 the Company paid fees of $6.2 million on such business to GGI (1999--$3.0 million; 1998--$4.0 million).

C. The company and its subsidiaries provide administrative and accounting services to a number of unaffiliated insurance and reinsurance companies. Certain officers, directors and employees of the Company serve as officers and directors of these companies, generally without remuneration.

D. In connection with the Company's acquisition of The Hemisphere Group Limited ("Hemisphere") in July 1996, the Company acquired a 40% interest in the Hemisphere Trust Company Limited ("Hemisphere Trust"), a Bermuda "local" trust company, which had formerly been a wholly owned subsidiary of Hemisphere. As a "local" Bermuda company, at least 60% of the shares of Hemisphere Trust must be owned by Bermudians. In compliance with this requirement, Mr. Robert A. Mulderig, Chairman and CEO of the Company, acquired 60% of Hemisphere Trust for $0.2 million at the time of the Company's acquisition of Hemisphere. The amount of the purchase price was equal to 60% of the book value of Hemisphere Trust on the date of acquisition.

   The Company and Mr. Mulderig have entered into a Shareholders' Agreement relating to Hemisphere Trust which provides, amongst other things, that (i) the Company has the option, subject to regulatory approval, to acquire Mr. Mulderig's interest in Hemisphere Trust at Mr. Mulderig's cost, plus interest at 6% per annum; (ii) the Company has a pre-emptive right, also subject to regulatory approval, over the shares held by Mr. Mulderig and (iii) no dividends or other distributions can be made by Hemisphere Trust without the prior consent of the Company.

19. QUARTERLY FINANCIAL DATA--(UNAUDITED)

                                                                           Quarters ended
                                                                -------------------------------------
                                                                 Dec 31    Sept 30  June 30  March 31
                                                                --------   -------- -------- --------
                                                                (In thousands, except per share data)
2000
Total revenues................................................. $125,601   $136,885 $123,241 $112,090
(Loss) income before income taxes, minority interest and
  extraordinary loss...........................................  (57,704)    14,784   12,971   11,552
(Loss) income before minority interest and extraordinary loss..  (35,153)    13,299   12,031   10,559
(Loss) income before extraordinary loss........................  (35,209)    13,229   11,968   11,257
Net (loss) income..............................................  (37,709)    13,229   11,968    6,930

                                                                --------   -------- -------- --------
Basic earnings per Common Share:
   Net (loss) income........................................... $  (0.91)  $   0.32 $   0.29 $   0.17

                                                                ========   ======== ======== ========

                                                                           Quarters ended
                                                                -------------------------------------
                                                                 Dec 31    Sept 30  June 30  March 31
                                                                --------   -------- -------- --------
                                                                (In thousands, except per share data)
1999
Total revenues................................................. $ 89,293   $102,623 $103,817 $ 91,893
Income before income taxes, minority interest and extraordinary
  loss.........................................................    7,723      2,065   19,713   20,806
Income before minority interest and extraordinary loss.........    8,417      5,366   18,098   18,791
Income before extraordinary loss...............................    8,365      5,361   18,095   18,799
Net income.....................................................    8,183      5,361   18,095   18,799

                                                                --------   -------- -------- --------
Basic earnings per Common Share:
   Net income.................................................. $   0.20   $   0.12 $   0.42 $   0.44

                                                                ========   ======== ======== ========

                          MUTUAL RISK MANAGEMENT LTD.

20. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

   Mutual Group Ltd. ("Mutual Group") is a wholly owned subsidiary of the Company. Substantially all of Mutual Group's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet Mutual Group's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of Mutual Group's subsidiaries, could limit the ability of Mutual Group to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations.

   The following financial information presents the condensed consolidated balance sheets of the Parent Company, Mutual Group and other subsidiaries as of December 31, 2000 and 1999 and condensed consolidating statements of (loss) income and cash flows for the years ended December 31, 2000, 1999 and 1998. Investment in subsidiaries are accounted for on the equity method and accordingly, entries necessary to consolidate the Parent Company, Mutual Group, and all other subsidiaries are reflected in the eliminations column. This information should be read in conjunction with the consolidated financial statements and footnotes of the Company. Certain balances have been reclassified from the Mutual Risk Management Ltd. Parent Company Only Financial Information presented in Item 14B Schedule II of Form 10-K for purposes of this condensed presentation.

Condensed consolidated balance sheets:

                                                                                    At December 31, 2000
                                                                  --------------------------------------------------------
                                                                  Parent    Mutual     Other
                                                                  Company   Group   Subsidiaries Eliminations Consolidated
                                                                  -------- -------- ------------ ------------ ------------
                                                                                       (In thousands)
ASSETS
 Cash and cash equivalents....................................... $    339 $    884  $  200,792   $      --    $  202,015
 Investments.....................................................   12,018       --     359,056          --       371,074
 Other investments...............................................       --      649      34,552          --        35,201
 Investments in and advances to subsidiaries and affiliates, net.  422,426  395,516    (575,808)   (242,134)           --
 Accounts receivable.............................................       --       28     592,824          --       592,852
 Reinsurance recoverable.........................................       --       --   2,307,466          --     2,307,466
 Prepaid reinsurance premiums....................................       --       --     346,223          --       346,223
 Fixed assets....................................................       --       --      34,152          --        34,152
 Deferred tax benefit............................................       --       --      35,578      (1,075)       34,503
 Taxes receivable................................................       --   10,300          --     (10,300)           --
 Other assets....................................................      424    1,887     134,075          --       136,386
 Assets held in separate accounts................................       --       --     799,777          --       799,777

                                                                  -------- --------  ----------   ---------    ----------
 Total Assets.................................................... $435,207 $409,264  $4,268,687   $(253,509)   $4,859,649

                                                                  ======== ========  ==========   =========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
 Reserve for losses and loss expenses............................ $     -- $     --  $2,529,183   $      --    $2,529,183
 Reserve for unearned premiums...................................       --       --     426,069          --       426,069
 Pension fund reserves...........................................       --       --      56,191          --        56,191
 Claims deposit liabilities......................................       --       --      25,407          --        25,407
 Accounts payable................................................       --       --     310,590          --       310,590
 Accrued expenses................................................        1      356      15,298          --        15,655
 Taxes payable...................................................       --       --      34,439     (10,300)       24,139
 Loans payable...................................................   70,000  150,000          --          --       220,000
 Other loans payable.............................................       --       --       3,595          --         3,595
 Prepaid fees....................................................       --       --      68,529          --        68,529
 Debentures......................................................   13,673       --          --          --        13,673
 Deferred tax liability..........................................       --    1,075          --      (1,075)           --
 Other liabilities...............................................       --       --      15,308          --        15,308
 Liabilities related to separate accounts........................       --       --     799,777          --       799,777

                                                                  -------- --------  ----------   ---------    ----------
 Total Liabilities...............................................   83,674  151,431   4,284,386     (11,375)    4,508,116

                                                                  -------- --------  ----------   ---------    ----------
SHAREHOLDERS' EQUITY.............................................  351,533  257,833     (15,699)   (242,134)      351,533

                                                                  -------- --------  ----------   ---------    ----------
 Total Liabilities and Shareholders' Equity...................... $435,207 $409,264  $4,268,687   $(253,509)   $4,859,649

                                                                  ======== ========  ==========   =========    ==========

                          MUTUAL RISK MANAGEMENT LTD.

Condensed consolidated balance sheets--(continued)

                                                                                    At December 31, 1999
                                                                  --------------------------------------------------------
                                                                  Parent    Mutual     Other
                                                                  Company   Group   Subsidiaries Eliminations Consolidated
                                                                  -------- -------- ------------ ------------ ------------
                                                                                       (In thousands)
ASSETS
 Cash and cash equivalents....................................... $  6,722 $  1,019  $  147,646   $      --    $  155,387
 Investments.....................................................    9,665       --     442,255          --       451,920
 Other investments...............................................    1,006      474      26,946          --        28,426
 Investments in and advances to subsidiaries and affiliates, net.  566,724  244,693    (428,022)   (383,395)           --
 Accounts receivable.............................................       --      906     563,684          --       564,590
 Reinsurance recoverable.........................................       --       --   1,729,936          --     1,729,936
 Prepaid reinsurance premiums....................................       --       --     281,078          --       281,078
 Fixed assets....................................................       --       --      28,880          --        28,880
 Deferred tax benefit............................................       --       --       5,308      (1,075)        4,233
 Other assets....................................................    2,319       26      92,989          --        95,334
 Assets held in separate accounts................................       --       --     693,390          --       693,390

                                                                  -------- --------  ----------   ---------    ----------
 Total Assets.................................................... $586,436 $247,118  $3,584,090   $(384,470)   $4,033,174

                                                                  ======== ========  ==========   =========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
 Reserve for losses and loss expenses............................ $     -- $     --  $1,860,120   $      --    $1,860,120
 Reserve for unearned premiums...................................       --       --     335,265          --       335,265
 Pension fund reserves...........................................       --       --      67,981          --        67,981
 Claims deposit liabilities......................................       --       --      27,924          --        27,924
 Accounts payable................................................      394      247     353,325          --       353,966
 Accrued expenses................................................       --       --      11,054          --        11,054
 Taxes payable...................................................       --       --      23,181          --        23,181
 Loans payable...................................................  117,000       --          --          --       117,000
 Other loans payable.............................................       --       --       4,049          --         4,049
 Prepaid fees....................................................       --       --      58,026          --        58,026
 Debentures......................................................  110,898       --          --          --       110,898
 Deferred tax liability..........................................       --    1,075          --      (1,075)           --
 Other liabilities...............................................       --       --      12,176          --        12,176
 Liabilities related to separate accounts........................       --       --     693,390          --       693,390

                                                                  -------- --------  ----------   ---------    ----------
 Total Liabilities...............................................  228,292    1,322   3,446,491      (1,075)    3,675,030

                                                                  -------- --------  ----------   ---------    ----------
SHAREHOLDERS' EQUITY.............................................  358,144  245,796     137,599    (383,395)      358,144

                                                                  -------- --------  ----------   ---------    ----------
 Total Liabilities and Shareholders' Equity...................... $586,436 $247,118  $3,584,090   $(384,470)   $4,033,174

                                                                  ======== ========  ==========   =========    ==========

                          MUTUAL RISK MANAGEMENT LTD.

Condensed consolidated statements of (loss) income:

                                                                         Year ended December 31, 2000
                                                           --------------------------------------------------------
                                                           Parent    Mutual      Other
                                                           Company   Group    Subsidiaries Eliminations Consolidated
                                                           -------  --------  ------------ ------------ ------------
                                                                                (In thousands)
REVENUES
 Fee Income............................................... $    --  $     --    $207,513     $     --     $207,513
 Premiums earned..........................................      --        --     254,505           --      254,505
 Net investment income....................................   2,599       777      35,956           --       39,332
 Intercompany interest income.............................      --        --      28,946      (28,946)          --
 Realized capital (losses)................................      --        --      (4,735)          --       (4,735)
 Other income.............................................      92       383         727           --        1,202
 Equity in subsidiary earnings............................  12,451    (5,083)         --       (7,368)          --

                                                           -------  --------    --------     --------     --------
 Total Revenues...........................................  15,142    (3,923)    522,912      (36,314)     497,817

                                                           -------  --------    --------     --------     --------
EXPENSES
 Losses and loss expenses incurred........................      --        --     227,155           --      227,155
 Acquisition costs........................................      --        --     110,226           --      110,226
 Operating expenses.......................................     249       354     154,850           --      155,453
 Interest expense.........................................  13,648     3,286       2,258           --       19,192
 Intercompany interest expense............................      --    28,946          --      (28,946)          --
 Other expenses...........................................      --        --       4,188                     4,188

                                                           -------  --------    --------     --------     --------
 Total Expenses...........................................  13,897    32,586     498,677      (28,946)     516,214

                                                           -------  --------    --------     --------     --------
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY
 INTEREST AND EXTRAORDINARY LOSS..........................   1,245   (36,509)     24,235       (7,368)     (18,397)
 Income taxes.............................................      --   (11,040)     (8,093)          --      (19,133)

                                                           -------  --------    --------     --------     --------
INCOME (LOSS) BEFORE MINORITY INTEREST AND
 EXTRAORDINARY LOSS.......................................   1,245   (25,469)     32,328       (7,368)         736
 Minority interest........................................      --        --         509           --          509

                                                           -------  --------    --------     --------     --------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS...................   1,245   (25,469)     32,837       (7,368)       1,245
 Extraordinary loss on extinguishment of debt, net of tax.   6,827        --          --           --        6,827

                                                           -------  --------    --------     --------     --------
NET (LOSS) INCOME......................................... $(5,582) $(25,469)   $ 32,837     $ (7,368)    $ (5,582)

                                                           =======  ========    ========     ========     ========

                          MUTUAL RISK MANAGEMENT LTD.

                                                                        Year ended December 31, 1999
                                                           ------------------------------------------------------
                                                           Parent  Mutual      Other
                                                           Company Group    Subsidiaries Eliminations Consolidated
                                                           ------- -------  ------------ ------------ ------------
                                                                               (In thousands)
REVENUES
 Fee Income............................................... $    -- $    --    $177,711    $      --     $177,711
 Premiums earned..........................................      --      --     181,798           --      181,798
 Net investment income....................................   1,009     759      31,848           --       33,616
 Intercompany interest income.............................      --      --      20,831      (20,831)          --
 Realized capital (losses)................................      --     361      (5,560)          --       (5,199)
 Other (loss).............................................      --    (114)       (186)          --         (300)
 Equity in subsidiary earnings............................  56,322  22,586          --      (78,908)          --

                                                           ------- -------    --------    ---------     --------
 Total Revenues...........................................  57,331  23,592     406,442      (99,739)     387,626

                                                           ------- -------    --------    ---------     --------
EXPENSES
 Losses and loss expenses incurred........................      --      --     147,705           --      147,705
 Acquisition costs........................................      --      --      51,582           --       51,582
 Operating expenses.......................................     141     633     127,750           --      128,524
 Interest expense.........................................   6,570      --         237           --        6,807
 Intercompany interest expense............................      --  20,831          --      (20,831)          --
 Other expenses...........................................      --      --       2,701           --        2,701

                                                           ------- -------    --------    ---------     --------
 Total Expenses...........................................   6,711  21,464     329,975      (20,831)     337,319

                                                           ------- -------    --------    ---------     --------
INCOME BEFORE INCOME TAXES, MINORITY
 INTEREST AND EXTRAORDINARY LOSS..........................  50,620   2,128      76,467      (78,908)      50,307
 Income taxes.............................................      --  (6,743)      6,378           --         (365)

                                                           ------- -------    --------    ---------     --------
INCOME BEFORE MINORITY INTEREST AND
 EXTRAORDINARY LOSS.......................................  50,620   8,871      70,089      (78,908)      50,672
 Minority interest........................................      --      --         (52)          --          (52)

                                                           ------- -------    --------    ---------     --------
INCOME BEFORE EXTRAORDINARY LOSS..........................  50,620   8,871      70,037      (78,908)      50,620
 Extraordinary loss on extinguishment of debt, net of tax.     182      --          --           --          182

                                                           ------- -------    --------    ---------     --------
NET INCOME................................................ $50,438 $ 8,871    $ 70,037    $ (78,908)    $ 50,438

                                                           ======= =======    ========    =========     ========

                                                                        Year ended December 31, 1998
                                                           ------------------------------------------------------
                                                           Parent  Mutual      Other
                                                           Company Group    Subsidiaries Eliminations Consolidated
                                                           ------- -------  ------------ ------------ ------------
                                                                               (In thousands)
REVENUES
 Fee Income............................................... $    -- $    --    $157,271    $      --     $157,271
 Premiums earned..........................................      --      --     101,913           --      101,913
 Net investment income....................................   2,171     606      26,813           --       29,590
 Intercompany interest income.............................      --      --      18,600      (18,600)          --
 Realized capital (losses)................................      --     599      (1,602)          --       (1,003)
 Other income (loss)......................................      --     390        (247)          --          143
 Equity in subsidiary earnings............................  69,102  38,986          --     (108,088)          --

                                                           ------- -------    --------    ---------     --------
 Total Revenues...........................................  71,273  40,581     302,748     (126,688)     287,914

                                                           ------- -------    --------    ---------     --------
EXPENSES
 Losses and loss expenses incurred........................      --      --      78,258           --       78,258
 Acquisition costs........................................      --      --      26,061           --       26,061
 Operating expenses.......................................     141     634     100,912           --      101,687
 Interest expense.........................................   6,605      --         214           --        6,819
 Intercompany interest expense............................      --  18,600          --      (18,600)          --
 Other expenses...........................................      --      --       2,119           --        2,119

                                                           ------- -------    --------    ---------     --------
 Total Expenses...........................................   6,746  19,234     207,564      (18,600)     214,944

                                                           ------- -------    --------    ---------     --------
INCOME BEFORE INCOME TAXES AND MINORITY
 INTEREST.................................................  64,527  21,347      95,184     (108,088)      72,970
 Income taxes.............................................      --  (4,759)     13,295           --        8,536

                                                           ------- -------    --------    ---------     --------
INCOME BEFORE MINORITY INTEREST...........................  64,527  26,106      81,889     (108,088)      64,434
 Minority interest........................................      --      --          93           --           93

                                                           ------- -------    --------    ---------     --------
NET INCOME................................................ $64,527 $26,106    $ 81,982    $(108,088)    $ 64,527

                                                           ======= =======    ========    =========     ========

                          MUTUAL RISK MANAGEMENT LTD.

Condensed consolidated statements of cash flows

                                                                           Year ended December 31, 2000
                                                                  ----------------------------------------------
                                                                   Parent     Mutual       Other
                                                                   Company    Group     Subsidiaries Consolidated
                                                                  ---------  ---------  ------------ ------------
                                                                                  (In thousands)
NET CASH FLOWS (APPLIED TO) FROM OPERATING ACTIVITIES............ $ (12,431) $ (36,666)  $  62,033    $  12,936

                                                                  ---------  ---------   ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of investments--Available for sale...........        --         --     369,584      369,584
 Proceeds from maturity of investments--Available for sale.......        --         --      32,463       32,463
 Fixed asset purchased...........................................        --         --     (17,345)     (17,345)
 Investments purchased--Available for sale.......................    (2,231)        --    (319,107)    (321,338)
 Acquisitions and other investments..............................        --         --     (11,905)     (11,905)
 Other items.....................................................        --         --         420          420
 Investments in and advances to subsidiaries and affiliates, net.   161,706   (113,469)    (48,237)          --

                                                                  ---------  ---------   ---------    ---------
NET CASH FROM (APPLIED TO) INVESTING ACTIVITIES..................   159,475   (113,469)      5,873       51,879

                                                                  ---------  ---------   ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Loan repayment and interest received............................  (217,000)                99,547     (117,453)
 Proceeds from loans payable.....................................   170,000    150,000    (100,000)     220,000
 Extinguishment of convertible debentures........................  (101,325)        --          --     (101,325)
 Proceeds from shares issued.....................................     6,437         --          --        6,437
 Claims deposit liabilities......................................        --         --      (2,517)      (2,517)
 Pension fund reserves...........................................        --         --     (11,790)     (11,790)
 Dividends paid..................................................   (11,539)        --          --      (11,539)

                                                                  ---------  ---------   ---------    ---------
NET CASH (APPLIED TO) FROM FINANCING ACTIVITIES..................  (153,427)   150,000     (14,760)     (18,187)

                                                                  ---------  ---------   ---------    ---------
Net (decrease) increase in cash and cash equivalents.............    (6,383)      (135)     53,146       46,628
Cash and cash equivalents at beginning of year...................     6,722      1,019     147,646      155,387

                                                                  ---------  ---------   ---------    ---------
Cash and cash equivalents at end of year......................... $     339  $     884   $ 200,792    $ 202,015

                                                                  =========  =========   =========    =========

                                                                           Year ended December 31, 1999
                                                                  ----------------------------------------------
                                                                   Parent     Mutual       Other
                                                                   Company    Group     Subsidiaries Consolidated
                                                                  ---------  ---------  ------------ ------------
                                                                                  (In thousands)
NET CASH FLOWS (APPLIED TO) FROM OPERATING ACTIVITIES             $    (533) $ (12,326)  $  33,493    $  20,634

                                                                  ---------  ---------   ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of investments--Available for sale...........        --         --      85,312       85,312
 Proceeds from maturity of investments--Available for sale.......        --         --      53,183       53,183
 Fixed asset purchased...........................................        --         --     (17,732)     (17,732)
 Investments purchased--Available for sale.......................        --         --    (153,949)    (153,949)
 Acquisitions and other investments..............................        --         --     (10,130)     (10,130)
 Proceeds from sale of other investments.........................        --         --         577          577
 Other items.....................................................        --         --         104          104
 Investments in and advances to subsidiaries and affiliates, net.   (74,185)    11,473      62,712           --

                                                                  ---------  ---------   ---------    ---------
NET CASH (APPLIED TO) FROM INVESTING ACTIVITIES..................   (74,185)    11,473      20,077      (42,635)

                                                                  ---------  ---------   ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from loans payable.....................................   117,000         --          --      117,000
 Other loans received............................................        --         --         511          511
 Extinguishment of convertible debentures........................    (6,163)        --          --       (6,163)
 Proceeds from shares issued.....................................    11,209         --          --       11,209
 Purchase of treasury shares.....................................   (29,813)        --          --      (29,813)
 Claims deposit liabilities......................................        --         --      (9,524)      (9,524)
 Pension fund reserves...........................................        --         --     (11,773)     (11,773)
 Dividends paid..................................................   (11,482)        --          --      (11,482)

                                                                  ---------  ---------   ---------    ---------
NET CASH (APPLIED TO) FROM FINANCING ACTIVITIES..................    80,751         --     (20,786)      59,965

                                                                  ---------  ---------   ---------    ---------
Net increase (decrease) in cash and cash equivalents.............     6,033       (853)     32,784       37,964
Cash and cash equivalents at beginning of year...................       689      1,872     114,862      117,423

                                                                  ---------  ---------   ---------    ---------
Cash and cash equivalents at end of year......................... $   6,722  $   1,019   $ 147,646    $ 155,387

                                                                  =========  =========   =========    =========

                          MUTUAL RISK MANAGEMENT LTD.

                                                                          Year ended December 31, 1998
                                                                  --------------------------------------------
                                                                  Parent     Mutual      Other
                                                                  Company    Group    Subsidiaries Consolidated
                                                                  --------  --------  ------------ ------------
                                                                                 (In thousands)
NET CASH FLOWS FROM (APPLIED TO) OPERATING ACTIVITIES............ $  1,073  $(18,363)  $  79,641    $  62,351

                                                                  --------  --------   ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of investments--Available for sale...........   30,476        --     115,269      145,745
 Proceeds from maturity of investments--Available for sale.......       --        --      57,175       57,175
 Fixed asset purchased...........................................       --        --      (9,890)      (9,890)
 Investments purchased--Available for sale.......................  (15,943)       --    (252,925)    (268,868)
 Acquisitions and other investments..............................       --        --     (28,886)     (28,886)
 Proceeds from sale of other investments.........................       --        --       2,929        2,929
 Other items.....................................................       --        --           9            9
 Investments in and advances to subsidiaries and affiliates, net.  (13,958)   15,936      (1,978)          --

                                                                  --------  --------   ---------    ---------
NET CASH FROM (APPLIED TO) INVESTING ACTIVITIES..................      575    15,936    (118,297)    (101,786)

                                                                  --------  --------   ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Loan repayment and interest received............................      389        --          --          389
 Other loans received............................................       --        --       1,379        1,379
 Proceeds from shares issued.....................................    8,055        --          --        8,055
 Claims deposit liabilities......................................       --        --      (4,997)      (4,997)
 Pension fund reserves...........................................       --        --      79,753       79,753
 Dividends paid..................................................  (10,427)       --          --      (10,427)

                                                                  --------  --------   ---------    ---------
NET CASH (APPLIED TO) FROM FINANCING ACTIVITIES..................   (1,983)       --      76,135       74,152

                                                                  --------  --------   ---------    ---------
Net (decrease) increase in cash and cash equivalents.............     (335)   (2,427)     37,479       34,717
Cash and cash equivalents at beginning of year...................    1,024     4,299      77,383       82,706

                                                                  --------  --------   ---------    ---------
Cash and cash equivalents at end of year......................... $    689  $  1,872   $ 114,862    $ 117,423

                                                                  ========  ========   =========    =========

21.  SUBSEQUENT EVENT - DEFAULTS ON SENIOR SECURITIES

   The Company has $142.5 million of outstanding 9 3/8% Convertible Exchangeable Debentures due 2006 and further $180 million of debt outstanding under a bank line of credit. The agreements relating to both these facilities contain a covenant by the Company that the Company's U.S. insurance subsidiaries will have a statutory combined ratio at the end of each fiscal quarter of no more than 125% for the previous twelve months. Primarily as a result of the loss incurred due to the insolvency of a major reinsurer, Reliance National, this covenant had been breached as at September 30, 2001 and the Company expects that this same covenant will be breached as at December 31, 2001. Under the terms of the agreements, if a covenant is breached then the holders of the debentures and/or bank debt can declare any unpaid principal and accrued interest immediately due and payable. The Company does not have sufficient available liquidity to pay the interest and principal if the holders of the debentures and/or holders of the bank debt declare the amounts to be immediately due and payable. Therefore, absent waivers, there would be substantial doubt about the Company's ability to continue as a going concern. The Company has received waivers of the September 30, 2001 default from the holders of the debentures and bank debt. The Company has also received waivers of the anticipated December 31, 2001 default as of December 31, 2001. In connection with obtaining these waivers, the Company amended the agreements governing its bank loan facility and the 9 3/8% debentures to increase the required minimum shareholders' equity, effective April 30, 2002. The Company anticipates that it will need to raise approximately $60 million of additional capital to comply with this covenant. It is also possible that the Company will be in breach of one or more additional covenants during 2002 and, therefore, the Company may need to seek additional waivers.

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                     Three Months Ended         Nine Months Ended
                                                        September 30,             September 30,
                                                  ------------------------  ------------------------
                                                     2001         2000         2001         2000
                                                  -----------  -----------  -----------  -----------
                                                    (In thousands, except share and per share data)
REVENUES
   Fee income.................................... $    33,436  $    25,247  $    99,086  $    72,030
   Premiums earned...............................      91,286       72,060      238,608      191,931
   Net investment income.........................       7,708        9,182       21,054       30,293
   Realized capital losses.......................      (4,031)        (204)      (5,708)      (2,168)
   Other income..................................         210           38          979          641
                                                  -----------  -----------  -----------  -----------
   Total Revenues................................     128,609      106,323      354,019      292,727
                                                  -----------  -----------  -----------  -----------
EXPENSES
   Losses and loss expenses incurred.............      90,176  $    56,617      183,732      132,697
   Acquisition and underwriting expenses.........      24,041       11,157       72,324       48,954
   Operating expenses............................      25,124       18,365       72,150       53,955
   Interest expense..............................       6,365        4,340       15,944       14,637
   Other expenses................................         871        1,060        2,718        3,177
                                                  -----------  -----------  -----------  -----------
   Total Expenses................................     146,577       91,539      346,868      253,420
                                                  -----------  -----------  -----------  -----------
(LOSS) INCOME BEFORE INCOME TAXES
  MINORITY INTEREST AND
  EXTRAORDINARY LOSS.............................     (17,968)      14,784        7,151       39,307
   Income taxes..................................     (10,343)       1,485       (8,562)       3,418
                                                  -----------  -----------  -----------  -----------
(LOSS) INCOME BEFORE MINORITY
  INTEREST AND EXTRAORDINARY LOSS................      (7,625)      13,299       15,713       35,889
   Minority interest.............................        (558)         (70)      (1,258)         565
                                                  -----------  -----------  -----------  -----------
(LOSS) INCOME BEFORE EXTRAORDINARY
  LOSS...........................................      (8,183)      13,229       14,455       36,454
   Extraordinary loss on extinguishment of debt,
     net of tax..................................          --           --         (949)      (4,327)
                                                  -----------  -----------  -----------  -----------
NET (LOSS) INCOME................................ $    (8,183) $    13,229  $    13,506  $    32,127
                                                  ===========  ===========  ===========  ===========
EARNINGS PER COMMON SHARE:
Net income available to Common Shareholders:
   Basic......................................... $     (0.20) $      0.32  $      0.32  $      0.78
                                                  ===========  ===========  ===========  ===========
   Diluted....................................... $     (0.20) $      0.32  $      0.32  $      0.77
                                                  ===========  ===========  ===========  ===========
   Dividends per Common Share.................... $      0.01  $      0.07  $      0.03  $      0.21
                                                  ===========  ===========  ===========  ===========
   Weighted average number of Common Shares
     outstanding--basic..........................  41,764,595   41,177,527   41,669,227   41,189,407
                                                  ===========  ===========  ===========  ===========
   Weighted average number of Common Shares
     outstanding--diluted........................  41,764,595   42,521,034   41,974,753   41,558,653
                                                  ===========  ===========  ===========  ===========

     See accompanying notes to unaudited consolidated financial statements

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                September 30,  December 31,
                                                                                    2001           2000
                                                                                 (unaudited)    (audited)
                                                                                -------------  ------------
                                                                                (In thousands, except share
                                                                                           data)
                                    ASSETS
Cash and cash equivalents......................................................  $  290,863     $  202,015
Investments--Held as available for sale at fair value (Amortized cost $357,649;
  2000--$381,911)..............................................................     357,458        371,074
                                                                                 ----------     ----------
Total marketable investments...................................................     648,321        573,089
Other investments..............................................................      35,467         35,201
Investment income due and accrued..............................................       5,059          5,948
Accounts receivable............................................................     770,260        592,852
Reinsurance recoverable........................................................   2,550,207      2,307,466
Deferred expenses..............................................................      99,592         67,461
Prepaid reinsurance premiums...................................................     344,378        346,223
Deferred tax benefit...........................................................      40,732         34,503
Other assets...................................................................     124,647         97,129
Assets held in separate accounts...............................................     893,806        799,777
                                                                                 ----------     ----------
Total Assets...................................................................  $5,512,469     $4,859,649
                                                                                 ==========     ==========
                      LIABILITIES & SHAREHOLDERS' EQUITY
LIABILITIES
Unpaid losses and loss expenses................................................  $2,831,715     $2,529,183
Unearned premiums..............................................................     502,018        426,069
Pension fund reserves..........................................................      38,582         56,191
Claims deposit liabilities.....................................................      21,939         25,407
Accounts payable...............................................................     363,348        310,590
Taxes payable..................................................................      12,274         24,139
Loans payable..................................................................     180,000        220,000
Other loans payable............................................................      18,461          3,595
Debentures.....................................................................     156,714         13,673
Other liabilities..............................................................     118,941         99,492
Liabilities related to separate accounts.......................................     893,806        799,777
                                                                                 ----------     ----------
Total Liabilities..............................................................  $5,137,798     $4,508,116
                                                                                 ==========     ==========
SHAREHOLDERS' EQUITY
Common Shares--Authorized 180,000,000 (par value $0.01) Issued 41,764,595
  (excluding 2,728,816 shares held in treasury) (2000--41,614,649 excluding
  2,728,816 shares held in treasury)...........................................         417            416
Additional paid-in capital.....................................................     118,524        117,188
Unearned stock grant compensation..............................................      (1,100)            --
Accumulated other comprehensive loss...........................................        (191)       (10,836)
Retained earnings..............................................................     257,021        244,765
                                                                                 ----------     ----------
Total Shareholders' Equity.....................................................  $  374,671     $  351,533
                                                                                 ----------     ----------
Total Liabilities & Shareholders' Equity.......................................  $5,512,469     $4,859,649
                                                                                 ==========     ==========

     See accompanying notes to unaudited consolidated financial statements

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Nine Months
                                                               Ended September 30,
                                                              --------------------
                                                                2001       2000
                                                              ---------  ---------
                                                                 (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................................... $  13,506  $  32,127
Items not affecting cash:
   Depreciation..............................................    11,433      8,591
   Amortization of investments...............................      (451)      (601)
   Net loss on sale of investments...........................     5,721      2,211
   Amortization of convertible debentures....................       541      1,220
   Deferred tax benefit......................................    (5,719)    (6,113)
   Extraordinary loss on extinguishment of debt..............       949      4,327
   Other items...............................................     1,653      1,516
Net change in non-cash balances relating to operations:
   Accounts receivable.......................................  (177,408)     9,903
   Reinsurance recoverable...................................  (242,741)  (202,369)
   Investment income due and accrued.........................       889         50
   Deferred expenses.........................................   (25,248)   (45,281)
   Prepaid reinsurance premiums..............................     1,845    (71,871)
   Other assets..............................................    (2,850)      (267)
   Unpaid losses and loss expenses...........................   302,532    186,616
   Prepaid fees..............................................    14,818      5,075
   Unearned premium..........................................    75,949    109,761
   Accounts payable..........................................    52,758    (50,758)
   Taxes payable.............................................   (11,865)    (1,041)
   Other liabilities.........................................     7,127      6,461
                                                              ---------  ---------
NET CASH FLOWS FROM (APPLIED TO) OPERATING ACTIVITIES........    23,439    (10,443)
                                                              ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of investments--available for sale.....    40,578    336,291
   Proceeds for maturity of investments--available for sale..    28,208     27,002
   Investments purchased--available for sale.................   (49,795)  (301,449)
   Acquisitions and other investments........................   (12,150)    (7,335)
   Fixed assets purchased....................................   (26,108)   (12,941)
   Other items...............................................       238        166
                                                              ---------  ---------
NET CASH FLOWS (APPLIED TO) FROM INVESTING ACTIVITIES........   (19,029)    41,734
                                                              ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Debentures issued, net of expense.........................   134,157         --
   Other loans (repaid) received.............................   (25,134)   102,911
   Extinguishment of convertible debentures..................        --   (101,325)
   Proceeds from shares issued...............................       238        607
   Claims deposit liabilities................................    (3,468)      (326)
   Pension fund reserves.....................................   (17,609)   (10,942)
   Dividends paid............................................    (3,746)    (8,650)
                                                              ---------  ---------
NET CASH FLOWS FROM (APPLIED TO) FINANCING ACTIVITIES........    84,438    (17,725)
                                                              ---------  ---------
Net increase in cash and cash equivalents....................    88,848     13,566
Cash and cash equivalents at beginning of period.............   202,015    155,387
                                                              ---------  ---------
Cash and cash equivalents at end of period................... $ 290,863  $ 168,953
                                                              =========  =========
Supplemental cash flow information:
Interest paid................................................    15,223  $  13,417
                                                              =========  =========
Income taxes paid, net....................................... $      --  $   5,484
                                                              =========  =========

     See accompanying notes to unaudited consolidated financial statements

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

     UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                      September 30, September 30,
                                                          2001          2000
-                                                     ------------- -------------
                                                      (In thousands, except share
                                                                 data)
Common Shares........................................
Opening balance......................................   $    416      $    412
Shares issued........................................          1             1
Treasury shares purchased............................         --            (1)
                                                        --------      --------
Closing balance......................................        417           412
                                                        --------      --------
Additional paid-in capital
Opening balance......................................    117,188       110,755
Shares issued........................................      1,336         1,993
Treasury shares purchased............................         --        (1,386)
                                                        --------      --------
Closing balance......................................    118,524       111,362
                                                        --------      --------
Unearned stock grant compensation
Opening balance......................................         --            --
Stock grants awarded.................................     (1,222)           --
Amortization.........................................        122            --
                                                        --------      --------
Closing balance......................................     (1,100)           --
                                                        --------      --------
Accumulated other comprehensive loss
Net unrealized depreciation on investments
Opening balance......................................    (10,836)      (14,937)
Change in period, net of reclassification, net of tax     10,645           615
                                                        --------      --------
Closing balance......................................       (191)      (14,322)
                                                        --------      --------
Retained earnings
Opening balance......................................    244,765       261,914
Net income...........................................     13,506        32,127
Common share dividends declared (1)..................     (1,250)       (8,463)
                                                        --------      --------
Closing balance......................................    257,021       285,578
                                                        --------      --------
Total shareholders' equity...........................   $374,671      $383,030
                                                        ========      ========
COMPREHENSIVE INCOME
Net income...........................................   $ 13,506      $ 32,127
Other comprehensive income...........................     10,645           615
                                                        --------      --------
Comprehensive income (2).............................   $ 24,151      $ 32,742
                                                        ========      ========
Disclosure Regarding Net Unrealized (Losses) Gains
Net unrealized gains arising during the periods......   $ 16,366      $  2,826
Net realized gains included in net income............     (5,721)       (2,211)
                                                        --------      --------
Change in net unrealized gains on securities.........   $ 10,645      $    615
                                                        ========      ========

--------
(1) Dividend per share amounts were $0.03 and $0.21 for the nine months ended September 30, 2001 and 2000 respectively.
(2) Comprehensive (loss) income for the quarters ended September 30, 2001 and 2000 were ($74) and $16,896, respectively.

     See accompanying notes to unaudited consolidated financial statements

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 2001

1. INTERIM ACCOUNTING POLICY

   In the opinion of the management of Mutual Risk Management Ltd. ("the Company"), the accompanying unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company and the results of operations and cash flows for the quarters and nine months ended September 30, 2001 and 2000. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the quarter and nine months ended September 30, 2001 are not necessarily indicative of what operating results may be for the full year. The Company's financial statements are prepared on a going concern basis. Such basis is contingent upon receipt of debt covenant waivers--see note 5.

2. FINANCIAL STATEMENT PRESENTATION

   The Company has amended the income statement presentation and reclassified the comparative periods to reflect the transition from its former Program Business model to a specialty insurance operation. The resulting income statement reclassification affected fee income, acquisition and underwriting expenses and operating expenses. There is no effect on net income.

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

   The Company has changed its basis of segmentation from that used in its most recent Annual Report on Form 10-K. Management believes the new basis of segmentation most accurately reflects the Company's operating segments under the definition provided by SFAS No. 131.

                                                         Three Months ended   Nine Months ended
                                                            September 30,       September 30,
                                                         ------------------  ------------------
                                                           2001    2000(3)     2001    2000(3)
                                                         --------  --------  --------  --------
Revenue
Corporate Risk Management............................... $ 14,220  $ 11,533  $ 41,316  $ 33,595
Financial Services......................................   12,670     7,432    37,894    19,857
Specialty Brokerage.....................................    4,806     4,777    14,057    14,163
Insurance Operations....................................   93,026    73,565   244,427   196,346
Net investment income(1)................................    3,677     8,978    15,346    28,125
Other...................................................      210        38       979       641
                                                         --------  --------  --------  --------
Total................................................... $128,609  $106,323  $354,019  $292,727
                                                         ========  ========  ========  ========
(Loss) Income before income taxes, minority interest and
  extraordinary loss
Corporate Risk Management............................... $  3,119  $  2,931  $ 10,409  $  8,523
Financial Services......................................    2,685     1,575     8,638     3,835
Specialty Brokerage.....................................    1,352     1,394     3,954     3,951
Insurance Operations....................................  (21,775)    5,267   (13,513)   13,058
Net investment income(2)................................   (2,688)    4,639      (598)   13,488
Other...................................................     (661)   (1,022)   (1,739)   (3,548)
                                                         --------  --------  --------  --------
Total................................................... $(17,968) $ 14,784  $  7,151  $ 39,307
                                                         ========  ========  ========  ========

   The subsidiaries' accounting records do not capture information by reporting segment sufficient to determine identifiable assets by such reporting segments.

--------
(1) Net of realized capital gains and losses.
(2) Net of realized capital gains and losses and interest expense.
(3) Certain of the prior year figures have been reclassified to conform with the current year's presentation.

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. EARNINGS PER COMMON SHARE

   The following table sets forth the computation of basic and diluted earnings per common share.

                                                       Three Months Ended             Nine Months Ended
                                                          September 30,                 September 30,
                                                  --------------------------    ---------------------------
                                                     2001           2000           2001            2000
                                                  -----------    -----------    -----------    ------------
                                                      (In thousands, except shares and earnings per share)
Numerator
(Loss) income before extraordinary loss.......... $    (8,183)   $    13,229    $    14,455    $     36,454
Extraordinary loss on extinguishment of debt, net
 of tax..........................................          --             --            949           4,327
                                                  -----------    -----------    -----------    ------------
Net (loss) income................................      (8,183)        13,229         13,506          32,127
                                                  -----------    -----------    -----------    ------------
Numerator for basic earnings per common
 share--Net (loss) income available to common
 shareholders....................................      (8,183)        13,229         13,506          32,127
Effect of dilutive securities:
Conversion of Zero Coupon Convertible
 Exchangeable Subordinated Debentures............         -- (a)         174            -- (a)          -- (a)
Conversion of 9 3/8% Convertible Exchangeable
 Subordinated Debentures.........................         -- (b)         -- (b)         -- (b)          -- (b)
                                                  -----------    -----------    -----------    ------------
Numerator for diluted earnings per common
 share--Net (loss) income available to common
 shareholders after assumed conversions.......... $    (8,183)   $    13,403    $    13,506    $     32,127
                                                  ===========    ===========    ===========    ============
Denominator
Denominator for basic earnings per common
 share--weighted average shares..................  41,764,595     41,177,527     41,669,227     41, 189,407
Effect of dilutive securities:
Stock options....................................          --        698,554         10,140         369,246
Warrants.........................................          --             --        295,386              --
Conversion of 9 3/8% Convertible exchangeable
 Subordinated Debentures.........................         -- (b)         -- (b)         -- (b)          -- (b)
Conversion of Zero Coupon Convertible
 exchangeable Subordinated Debentures............         -- (a)     644,953            -- (a)          -- (a)
                                                  -----------    -----------    -----------    ------------
Denominator for diluted earnings per common
 share--adjusted weighted average shares and
 assumed conversions.............................  41,764,595     42,521,034     41,974,753      41,558,653
                                                  ===========    ===========    ===========    ============
Basic earnings per common share
Income before extraordinary loss................. $     (0.20)   $      0.32    $      0.34    $       0.88
Extraordinary loss on extinguishment of debt, net
 of tax.......................................... $        --    $        --    $     (0.02)   $      (0.10)
                                                  -----------    -----------    -----------    ------------
Basic earnings per common share.................. $     (0.20)   $      0.32    $      0.32    $       0.78
                                                  ===========    ===========    ===========    ============
Diluted earnings per common share
Income before extraordinary loss................. $     (0.20)   $      0.32    $      0.34    $       0.87
Extraordinary loss on extinguishment of debt, net
 of tax.......................................... $        --    $        --    $     (0.02)   $      (0.10)
                                                  -----------    -----------    -----------    ------------
Diluted earnings per common share................ $     (0.20)   $      0.32    $      0.32    $       0.77
                                                  ===========    ===========    ===========    ============

--------
(a) Excludes the conversion of zero coupon convertible debentures, which have an anti-dilutive effect
(b) Excludes the conversion of 9 3/8% convertible debentures, which have an anti-dilutive effect

                 MUTUAL RISK MANAGEMENT LTD. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5. DEFAULTS ON SENIOR SECURITIES

   The Company has $142.5 million of outstanding 9 3/8% Convertible Exchangeable Debentures due 2006 and a further $180 million outstanding under a bank line of credit.The agreements relating to both these facilities contain a negative covenant by the Company that the Company's US insurance subsidiaries will have a statutory combined ratio at the end of each fiscal quarter of no more than 125% for the previous twelve months. Primarily as a result of the loss incurred due to the Reliance insolvency (See Management's Discussion and Analysis above) this negative covenant was breached as of September 30, 2001. Under the terms of these agreements, if a negative covenant is breached the holders of the debentures and bank debt can terminate their obligations and declare any unpaid principal and accrued interest immediately due and payable. The Company does not have sufficient available liquidity to pay the interest and principal if the holders of the debentures or holders of the bank debt declare the amounts to be immediately due and payable. Therefore, absent a waiver, there would be substantial doubt about the Company's ability to continue as a going concern. The Company is seeking, and expects to receive, a waiver of the default from the holders of the debentures and bank debt, but there is no assurance that a waiver will be received.

6. RESTRICTED STOCK AWARDS

   The Company has issued restricted stock pursuant to its Long Term Incentive Plan. During the quarter and nine months ended September 30, 2001, 137,309 restricted Common Shares of the Company with a value of $1,222,050 were awarded to employees. These shares vest ratably over various periods to March 31, 2004.

   At the time of grant, the market value of the shares awarded under this plan is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period.

7. SUBSEQUENT EVENT

   In October 2001, the Company completed the previously announced sale of its interest in Tremont Advisers Inc. for cash proceeds of $25.7 million. This sale will result in a realized pre-tax gain of approximately $20.0 million, or approximately $0.32 per diluted share, which will be recorded in the fourth quarter.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

   The estimated expenses and various fees in connection with the sale and distribution of the securities being registered, all of which are being borne by us, are as follows:

Securities and Exchange Commission registration fee $ 47,800
Printing expenses..................................  180,000
Legal fees and expenses............................  175,000
Accounting fees and expenses.......................  150,000
Blue Sky fees and expenses.........................    3,000
Miscellaneous......................................   44,200
                                                    --------
   Total........................................... $600,000
                                                    ========

Item 15.  Indemnification of Officers and Directors.

   MRM's Bye-Laws provide that it shall indemnify, subject to the proviso below, every director, officer, and member of a committee of the board of directors against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as a director, officer or committee member and any person acting as a director, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in the appointment or election, provided always that the indemnity contained by the Bye-Laws shall not extend to any matter which would render it void pursuant to the Bermuda Companies Acts. To the extent that any director, officer or member of a committee duly constituted under the Bye-Laws is entitled to claim an indemnity pursuant to the Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of MRM to reimburse the person making the payment or effecting such discharge. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by MRM in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of a director or officer to repay the amount, unless it shall be ultimately determined that he is entitled to be indemnified by MRM as authorized in the Bye-Laws or otherwise pursuant to applicable laws.

Item 16.  Exhibits.

 *1.1   Form of Underwriting Agreement

**4.1   Memorandum of Association

**4.2   Bye-laws

  5.1   Opinion of Conyers Dill & Pearman, counsel for MRM

  8.1   Tax Opinion of Mayer, Brown & Platt

  8.2   Tax Opinion of Conyers Dill & Pearman (included in Exhibit 5.1)

 23.1   Consent of Ernst & Young

 23.2   Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

 23.3   Consent of Mayer, Brown & Platt (included in Exhibit 8.1)

 24.1   Powers of Attorney (included on the signature pages)

 99.1   Financial Data Schedules

--------
 * To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with an offering of common shares.
** Incorporated by reference to MRM's Registration Statement on Form S-1 (No.
   33-40152).

Item 17.  Undertakings.

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the post-effective amendment, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of MRM's annual report pursuant to Section 13(a) or
   Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered in this registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the asserted indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Mutual Risk Management Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 15th day of January, 2002.

                                          MUTUAL RISK MANAGEMENT LTD.

                                             /s/  ROBERT A. MULDERIG
                                          By: _______________________________
                                              Robert A. Mulderig
                                             Chairman and Chief Executive
                                               Officer

   Each person whose signature appears below constitutes and appoints each of Robert A. Mulderig and Richard E. O'Brien such person's true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 15th day of January, 2002.

       Signature                              Title
       ---------                              -----

/s/ ROBERT A. MULDERIG Chairman and Chief Executive Officer and Director ----------------------- (Principal Executive Officer)
  Robert A. Mulderig

/s/  JOHN KESSOCK, JR.  President and Director
----------------------- (Authorized U.S. Representative)
   John Kessock, Jr.

/s/  RICHARD G. TURNER  Executive Vice President and Director
-----------------------
   Richard G. Turner

/s/  GLENN R. PARTRIDGE Executive Vice President and Director
-----------------------
  Glenn R. Partridge

  /s/  JAMES C. KELLY   Senior Vice President and Chief Financial Officer
----------------------- (Principal Financial Officer)
    James C. Kelly

 /s/  ANGUS H. AYLIFFE  Controller
----------------------- (Principal Accounting Officer)
   Angus H. Ayliffe

 /s/  K. BRUCE CONNELL  Director
-----------------------
   K. Bruce Connell

  /s/  DAVID J. DOYLE   Director
-----------------------
    David J. Doyle

    /s/ ROGER E. DAILEY
---------------------------- Director
      Roger E. Dailey

    /s/ ARTHUR E. ENGEL      Director
----------------------------
      Arthur E. Engel

/s/ MICHAEL P. ESPOSITO, JR. Director
----------------------------
  Michael P. Esposito, Jr.

/s/ WILLIAM F. GALTNEY, JR.  Director
----------------------------
  William F. Galtney, Jr.

     /s/ FIONA E. LUCK       Director
----------------------------
       Fiona E. Luck

  /s/ JERRY S. ROSENBLOOM    Director
----------------------------
    Jerry S. Rosenbloom

  /s/ NORMAN L. ROSENTHAL    Director
----------------------------
    Norman L. Rosenthal

   /s/ JOSEPH D. SARGENT     Director
----------------------------
     Joseph D. Sargent

   /s/ A. WELLFORD TABOR     Director
----------------------------
     A. Wellford Tabor

                                 EXHIBIT INDEX

     *1.1   Form of Underwriting Agreement
    **4.1   Memorandum of Association
    **4.2   Bye-laws
      5.1   Opinion of Conyers Dill & Pearman, counsel for MRM
      8.1   Tax Opinion of Mayer, Brown & Platt
      8.2   Tax Opinion of Conyers Dill & Pearman (included in Exhibit 5.1)
     23.1   Consent of Ernst & Young
     23.2   Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
     23.3   Consent of Mayer, Brown & Platt (included in Exhibit 8.1)
     24.1   Powers of Attorney (included on the signature pages)
     99.1   Financial Data Schedules

--------
 * To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with an offering of common shares.
** Incorporated by reference to MRM's Registration Statement on Form S-1 (No.
   33-40152).